HAMPSHIRE GROUP

April 30, 2012

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Hampshire Group, Limited 2012 Annual Report to Shareholders

Ladies and Gentlemen:

On behalf of Hampshire Group, Limited (the "Company"), enclosed herewith are eight (8) copies of the Company's 2012 Definitive Proxy Statement, Form of Proxy, and Annual Report (consisting of the President's Letter to Shareholders and the 2011 Form 10-K), which will be mailed or made available to shareholders of the Company on or about April 30, 2012. Pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, the enclosed copies are being furnished to the Securities and Exchange Commission solely for informational purposes.

Should you have any questions concerning the enclosed, please call the undersigned at (864) 622 – 0822 or fax at (864) 231 – 1201.

Respectfully,

Maura M. Langley
Vice President, Chief Financial Officer, Treasurer and Secretary

Enclosures

HAMPSHIRE GROUP

April 30, 2012

Dear Fellow Stockholder,

You are cordially invited to attend the 2012 Annual Meeting of Stockholders of Hampshire Group, Limited to be held at 11:00 a.m. Eastern Daylight Time on Wednesday, June 20, 2012 at Wells Fargo Capital Finance, 100 Park Avenue, New York, NY 10017. The attached Notice of Annual Meeting and Proxy Statement describes the business we will conduct at the Annual Meeting and provides information about us that you should consider when you vote your shares. Your Board of Directors and senior management look forward to greeting you at the meeting.

At the Annual Meeting, you will be asked to approve the following proposals:

- To elect seven directors, constituting the whole Board of Directors, until the next annual meeting;
- To ratify the appointment of BDO USA, LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2012;
- To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

These proposals are important, and we urge you to vote in favor of them.

It is important that your shares are represented and voted at the Annual Meeting. For those of you who are street-name stockholders, you will need to cast your vote and communicate your voting decisions to your broker, bank or other financial institution no later than June 15, 2012.

To ensure that you as a street-name stockholder are able to participate in our upcoming Annual Meeting, please review our proxy materials and follow the instructions for voting your shares on the voting instruction form that you will be receiving from Broadridge Financial Solutions, Inc.

Voting your shares is important, among other things, to ensure that we get the minimum quorum required for the Annual Meeting. Your affirmative participation in the voting process also helps us avoid the need and the added expense of having to contact you to solicit your vote and helps us avoid the need of having to reschedule our Annual Meeting. We hope that you will exercise your legal rights and fully participate as a stockholder in our future.

It is important that as many stockholders as possible be represented at the Annual Meeting, so please review the attached Proxy Statement promptly and vote your shares as soon as possible by following the instructions for voting in the attached Proxy Statement. Also, if you hold shares through a bank, brokerage firm or other nominee, please follow the instructions on the voting instruction forms that they furnish to you, and vote your shares.

If you are a shareholder of record, a form of personal photo identification must be presented in order to be admitted to the Annual Meeting. If your shares are held in the name of a broker, bank or other holder of record, you must bring a legal proxy from the broker, a brokerage statement or other proof of ownership with you to the Annual Meeting as well as a form of personal photo identification. For further details, please see the response to the question "*Do I need a ticket to attend the Annual Meeting?*" under "*GENERAL INFORMATION ABOUT THE ANNUAL MEETING.*"

The close of business on April 23, 2012 is the record date for our Annual Meeting. On or about April 30, 2012, we began mailing Proxy Materials to all of our stockholders of record as of the record date, and we have posted this Proxy Statement and our Annual Report on Form 10-K for the year ended December 31, 2011 on the Internet as described herein.

Sincerely,

Heath L. Golden
President and Chief Executive Officer

HAMPSHIRE GROUP

April 30, 2012

NOTICE OF 2012 ANNUAL MEETING OF STOCKHOLDERS

TIME: 11:00 a.m. Eastern Daylight Time

DATE: June 20, 2012

PLACE: Wells Fargo Capital Finance, 100 Park Avenue, New York, NY 10017

PURPOSES:

1. To elect seven directors, constituting the whole Board of Directors, until the next annual meeting;

2. To ratify the appointment of BDO USA, LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2012;

3. To transact such other business as may properly come before the Annual Meeting or any adjournments or postponement thereof.

These items of business are more fully described in the Proxy Statement accompanying this Notice of Annual Meeting.

The Board of Directors has fixed the close of business on April 23, 2012 as the record date for determining the stockholders entitled to notice of and to vote at the Annual Meeting. We are mailing Proxy Materials commencing on or about April 30, 2012 to all stockholders of record as of the record date for the Annual Meeting.

Regardless of whether you plan to attend the Annual Meeting, we encourage you to vote your shares by proxy card in case your plans change. Please vote today to ensure that your votes are counted.

If you hold our shares in street name, please follow the instructions set forth below in "*How Do I Vote?*" and vote your shares.

If you are a stockholder of record and attend the Annual Meeting in person, you will be able to vote your shares personally at the meeting if you so desire, even if you previously voted.

BY ORDER OF THE BOARD OF DIRECTORS

Heath L. Golden
President and Chief Executive Officer

TABLE OF CONTENTS

HAMPSHIRE GROUP, LIMITED

114 W. 41st Street,
New York, New York 10036
(864) 231-1200

PROXY STATEMENT
2012 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JUNE 20, 2012

GENERAL INFORMATION ABOUT THE ANNUAL MEETING

Why Did I Receive this Proxy Statement?

You received this proxy statement and the enclosed proxy card because our Board of Directors is soliciting your proxy to vote at the 2012 Annual Meeting of Stockholders and any adjournments of the meeting to be held at 11:00 a.m. Eastern Daylight Time on Wednesday, June 20, 2012 at Wells Fargo Capital Finance, 100 Park Avenue, New York, NY 10017. This proxy statement along with the accompanying Notice of Annual Meeting of Stockholders summarizes the purposes of the meeting and the information you need to know to vote at the Annual Meeting.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on June 20, 2012. The Proxy Statement and Annual Report to security holders are also available at *http://bnymellon.mobular.net/bnymellon/hamp.pk*

Directions to the Annual Meeting are available at our web site, *www.hamp.com* by clicking on the "Corporate Governance" tab and then selecting "Directions to the Annual Meeting" from the list of documents on the web page.

On April 30, 2012 we began sending this proxy statement, the attached Notice of Annual Meeting and the enclosed proxy card to all stockholders entitled to vote at the meeting. Although not part of this proxy statement, we are also sending along with this proxy statement our 2012 annual report, which includes our financial statements for the fiscal year ended December 31, 2011.

Do I Need a Ticket to Attend the Annual Meeting?

No, but shareholders must present proof of ownership and also must present a form of personal photo identification in order to be admitted to the Annual Meeting. If you are a shareholder of record, your name will be on the date of record (April 23, 2012) list. If your shares are held in the name of a broker, bank or other holder of record and you plan to attend the Annual Meeting, you must present proof of your ownership of Hampshire Group, Limited Common Stock, such as a legal proxy from your broker or a bank or brokerage account statement, to be admitted to the Annual Meeting. Shareholders are also encouraged, but not required, to provide notice of their intent to attend the Annual Meeting in advance via email, *investors@hamp.com*, or in writing to the Corporate Secretary at our principal office, 114 West 41st Street, New York, New York 10036.

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the Annual Meeting.

Who Can Vote?

Only stockholders who owned our Common Stock at the close of business on April 23, 2012 are entitled to vote at the Annual Meeting. On this record date, there were 7,434,767 shares of our Common Stock outstanding and entitled to vote. Common Stock is our only class of voting stock.

You do not need to attend the Annual Meeting to vote your shares. Shares represented by valid proxies, received in time for the meeting and not revoked prior to the meeting, will be voted at the meeting. For instructions on how to change or revoke your proxy, see "*May I Change or Revoke My Proxy?*" below.

How Many Votes Do I Have?

Each share of Hampshire Group, Limited Common Stock that you own entitles you to one vote.

How Do I Vote?

Whether you plan to attend the Annual Meeting or not, we urge you to vote by proxy. If you vote by proxy, the individuals named on the proxy card, or your "proxies," will vote your shares in the manner you indicate. Heath L. Golden, our President and Chief Executive Officer and Maura M. Langley, our Vice President, Chief Financial Officer, Treasurer and Secretary have been designated as proxies for the Annual Meeting. You may specify whether your shares should be voted for all, some or none of the nominees for director or withheld from all or any one of the nominees for director and whether your shares should be voted for, against or abstain with respect to each of the other proposals. Voting by proxy will not affect your right to attend the Annual Meeting. If your shares are registered directly in your name through our stock transfer agent, Computershare, or you have stock certificates registered in your name, you may vote:

- **By mail.** Complete and mail the enclosed proxy card in the enclosed postage prepaid envelope. Your proxy will be voted in accordance with your instructions. If you sign the proxy card but do not specify how you want your shares voted, they will be voted as recommended by our Board of Directors.
- **In person at the meeting.** If you attend the meeting, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the meeting.

If your shares are held in "street name" (held in the name of a bank, broker or other nominee), you must provide the bank, broker or other holder of record with instructions on how to vote your shares and can do so as follows:

- **By mail.** You will receive instructions from your broker or other nominee explaining how to vote your shares.
- **By Internet or by telephone.** Follow the instructions from your broker or other nominee explaining how to vote your shares by Internet or by telephone.
- **In person at the meeting.** Contact the broker or other nominee who holds your shares to obtain a broker's proxy card and bring it with you to the Annual Meeting. You will not be able to vote at the Annual Meeting unless you have a proxy card from your broker.

How Does the Board of Directors Recommend That I Vote on the Proposals?

The board of directors recommends that you vote as follows:

- "**FOR**" the election of the nominees for director;
- "**FOR**" ratification of the appointment of our independent registered public accounting firm for our fiscal year ending December 31, 2012.

If any other matter is presented at the Annual Meeting, your proxy provides that your shares will be voted by the proxy holder listed on the proxy card in accordance with his or her best judgment. At the time this proxy statement was printed, we knew of no matters that needed to be acted on at the Annual Meeting, other than those described in this proxy statement.

May I Change or Revoke My Proxy?

If you give us your proxy, you may change or revoke it at any time before the meeting. You may change or revoke your proxy in any one of the following ways:

- by signing a new proxy card with a date later than your previously delivered proxy and submitting it as instructed above;
- by notifying Hampshire Group, Limited's Secretary in writing before the annual meeting that you have revoked your proxy; or
- by attending the meeting in person and voting in person. Attending the meeting in person will not in and of itself revoke a previously submitted proxy unless you specifically request it.

Your most current proxy card vote is the one that is counted.

What if I Receive More Than One Proxy Card?

You may receive more than one proxy card or voting instruction form if you hold shares of our Common Stock in more than one account, which may be in registered form or held in street name. Please vote in the manner described under "How Do I Vote?" for each account to ensure that all of your shares are voted.

Will My Shares be Voted if I Do Not Vote?

If your shares are registered in your name, they will not be voted if you do not return your proxy card by mail or vote as described above under *"How Do I Vote?"* If your shares are held in street name and you do not provide voting instructions to the bank, broker or other holder of record that holds your shares as described above under *"How Do I Vote?,"* the bank, broker or other holder of record has the authority to vote your unvoted shares on Proposal 2 even if it does not receive instructions from you. We encourage you to provide voting instructions. This ensures your shares will be voted at the meeting in the manner you desire. If your broker cannot vote your shares on a particular matter because it has not received instructions from you and does not have discretionary voting authority on that matter or because your broker chooses not to vote on a matter for which it does have discretionary voting authority, this is referred to as a "broker non-vote".

What Vote is Required to Approve Each Proposal and How are Votes Counted?

Proposal 1: Elect Directors	The nominees for director are elected by a plurality of the votes cast in the election. You may vote either FOR all of the nominees, WITHHOLD your vote for all of the nominees or vote FOR or WITHHOLD your vote for any one or more of the nominees. Under applicable Delaware law, votes that are withheld will not be included in the vote tally for the election of directors. In addition, abstentions will have no effect on the outcome of this vote. Brokerage firms do not have authority to vote customers' unvoted shares held by the firms in street name for the election of directors. As a result, any shares not voted by a customer will be treated as a broker non-vote. Such broker non-votes will have no effect on the results of this vote. Certain shareholders of the Company, pursuant to a voting agreement, will be obligated to vote in favor of this proposal upon the request of the Company. For more information regarding this arrangement, please see the below section, entitled "*CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS — Voting Agreement.*"
Proposal 2: Ratify Appointment of Our Independent Registered Public Accounting Firm	The affirmative vote of a majority of the shares cast affirmatively or negatively for this proposal is required to ratify the selection of our independent registered public accounting firm. Abstentions will have no effect on the results of this vote. Brokerage firms have authority to vote customers' unvoted shares held by the firms in street name on this proposal. If a broker does not exercise this authority, such broker non-votes will have no effect on the results of this vote. We are not required to obtain the approval of our stockholders to select our independent registered public accounting firm. However, if our stockholders do not ratify the selection of BDO USA, LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2012, the Audit Committee of our Board of Directors may reconsider its selection.

What is the Effect of Not Casting Your Vote?

If you hold your shares in street name it is critical that you cast your vote if you want your vote to be counted for the election of directors in Proposal 1 of this Proxy Statement. In the past, if you held your shares in street name and you did not indicate how you wanted your shares voted in the election of directors, your bank, broker or other holder of record was allowed to vote those shares on your behalf in the election of directors as it felt appropriate.

Recent changes in regulation were made to take away the ability of your bank, broker or other record holder to vote your uninstructed shares in the election of directors on a discretionary basis. Thus, if you hold your shares in street name and you do not instruct your bank, broker or other holder of record how to vote in the election of directors, no votes will be cast on this proposal on your behalf. Your bank, broker or other holder of record will, however, continue to have discretion to vote any uninstructed shares on the ratification of the appointment of the Company's independent registered public accounting firm (Proposal 2 of this Proxy Statement). They will not have discretion to vote uninstructed shares in the election of directors (Proposal 1 of this Proxy Statement). If you are a shareholder of record and you do not cast your vote, no votes will be cast on your behalf on any of the items of business at the Annual Meeting.

Is Voting Confidential?

We will keep all the proxies, ballots and voting tabulations private. We only let our Inspectors of Election examine these documents. Management will not know how you voted on a specific proposal unless it is necessary to meet legal requirements. We will, however, forward to management any written comments you make, on the proxy card or elsewhere.

What are the Costs of Soliciting these Proxies?

We will pay all of the costs of soliciting these proxies. Our directors and employees may solicit proxies in person or by telephone, fax or email. We will pay these employees and directors no additional compensation for these services. We will ask banks, brokers and other institutions, nominees and fiduciaries to forward these proxy materials to their principals and to obtain authority to execute proxies. We will then reimburse them for their expenses.

What Constitutes a Quorum for the Meeting?

The presence, in person or by proxy, of the holders of a majority of the outstanding shares of our Common Stock is necessary to constitute a quorum at the meeting. Votes of stockholders of record who are present at the meeting in person or by proxy, abstentions and broker non-votes are counted for purposes of determining whether a quorum exists.

Attending the Annual Meeting

The Annual Meeting will be held at 11:00 a.m. Eastern Daylight Time on June 20, 2012 at Wells Fargo Capital Finance, 100 Park Avenue, New York, NY 10017. When you arrive, after being cleared through security, you will be directed to the appropriate meeting room. Shareholders are encouraged, but not required, to provide notice of their intent to attend the Annual Meeting in advance via email, *investors@hamp.com*, or in writing to the Corporate Secretary at our principal office, 114 West 41st Street, New York, New York 10036.

Householding of Annual Disclosure Documents

In December 2000, the Securities and Exchange Commission ("SEC") adopted a rule concerning the delivery of annual disclosure documents. The rule allows us or your broker to send a single set of our annual report and proxy statement to any household at which two or more of our stockholders reside, if we or your broker believe that the stockholders are members of the same family. This practice, referred to as "householding," benefits both you and us. It reduces the volume of duplicate information received at your household and helps to reduce our expenses. The rule applies to our annual reports, proxy statements and information statements. Once you receive notice from your broker or from us that communications to your address will be "householded," the practice will continue until you are otherwise notified or until you revoke your consent to the practice. Each stockholder will continue to receive a separate proxy card and/or voting instruction card.

If your household received a single set of disclosure documents this year, but you would prefer to receive your own copy, please contact our transfer agent, Computershare, by calling their toll-free number, 1-877-295-8650.

If you do not wish to participate in "householding" and would like to receive your own set of Hampshire Group, Limited's annual disclosure documents in future years, follow the instructions described below. Conversely, if you share an address with another Hampshire Group, Limited stockholder and together both of you would like to receive only a single set of our annual disclosure documents, follow these instructions:

- If your Hampshire Group, Limited shares are registered in your own name, please contact our transfer agent, Computershare, and inform them of your request by calling them at 1-877-295-8650 or writing them at Computershare, 480 Washington Boulevard, Jersey City, New Jersey 07310.
- If a broker or other nominee holds your Hampshire Group, Limited shares, please contact the broker or other nominee directly and inform them of your request. Be sure to include your name, the name of your brokerage firm and your account number.

Electronic Delivery of Company Stockholder Communications

Most stockholders can elect to view future proxy statements and annual reports over the Internet instead of receiving paper copies in the mail. You can choose this option and save the Company the cost of producing and mailing these documents by following the instructions provided on your proxy card or voter instruction form.

STOCKHOLDER PROPOSALS AND NOMINATIONS FOR DIRECTORS

Stockholder Proposals for the 2013 Annual Meeting

Under Rule 14a-8 of the Securities Exchange Act of 1934, as amended, certain stockholder proposals may be eligible for inclusion in our 2013 Proxy Statement and form of proxy. We expect that our 2013 annual meeting will occur on or about June 3, 2013. The date by which we must receive stockholder proposals to be considered for inclusion in the Proxy Statement and form of proxy for the 2013 Annual Meeting of Stockholders is December 15, 2012 or if the date of our 2013 Annual Meeting is changed by more than 30 days from June 3, 2013, a reasonable time before we begin to print and mail the proxy materials for the 2013 Annual Meeting.

Our By-Laws set forth certain procedures that stockholders must follow in order to properly nominate a person for election to the Board of Directors or to present any other business at an annual meeting of stockholders, other than proposals included in our Proxy Statement pursuant to Rule 14a-8. In addition to any other applicable requirements, to properly nominate a person for election to the Board of Directors or for a stockholder to properly bring other business before the 2013 Annual Meeting, a stockholder of record must give timely notice thereof in proper written form to our Corporate Secretary. To be timely, a stockholder's notice to the Corporate Secretary must be received at our principal office prior to March 1, 2013; provided that, if the 2013 Annual Meeting is called for a date that is not within 30 days before or after June 3, 2013, then the notice by the stockholder must be so received a reasonable time before we make available our Proxy Statement for the 2013 Annual Meeting. The notice also must contain specific information regarding the nomination or the other business proposed to be brought before the meeting, as set forth in our By-Laws. The By-Law provisions relating to advance notice of business to be transacted at annual meetings are contained in our By-Laws.

Stockholder Nominees to the Board

Apart from any proposals made pursuant to Rule 14a-8 as discussed above, our Nominating Committee will consider director nominees recommended by stockholders in accordance with the Nominating Committee's Charter. Recommendations should be submitted to our Corporate Secretary in writing at our offices in 114 West 41st Street, New York, New York 10036, along with additional required information about the nominee and the stockholder making the recommendation.

The Nominating Committee and the Board have also approved qualifications for nomination to the Board. In determining whether to recommend particular individuals to the Board, the Nominating Committee will consider, among other factors, a director's ethical character and a director's experience and diversity of background, as well as whether a director is independent under applicable listing standards and financially literate. The process by which the Nominating Committee identifies and evaluates nominees for director is the same regardless of whether the nominee is recommended by a stockholder or the Board.

When the Board or the Nominating Committee has identified the need to add a new Board member with specific qualifications or to fill a vacancy on the Board, the chairman of the Nominating Committee will initiate a search, seeking input from other directors and senior management and hiring a search firm, if necessary. The initial list of candidates that satisfy the specific criteria, if any, and otherwise qualify for membership on the Board will be identified by the Nominating Committee. At least one member of the Nominating Committee (generally the Chairman) and the Chief Executive Officer will interview each qualified candidate. Other directors will also interview the candidate if possible. Based on a satisfactory outcome of those reviews, the Nominating Committee will make its recommendation for approval of the candidate to the Board.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information concerning

(i) those persons known by our management to own beneficially more than 5% of our outstanding Common Stock,

(ii) our directors,

(iii) our Named Executive Officers and

(iv) all of our current directors and executive officers as a group.

According to rules adopted by the SEC, a person is the "beneficial owner" of securities if he or she has or shares the power to vote them or to direct their investment or has the right to acquire such securities within 60 days through the exercise of an option, warrant or right, the conversion of a security or otherwise. Except as otherwise noted, the indicated owners have sole voting and investment power with respect to shares beneficially owned.

Such information is provided as of April 23, 2012. The percentage of ownership is based on 7,434,767 shares of Common Stock issued and outstanding as of April 23, 2012. Unless otherwise indicated, the address of each beneficial owner is 114 W. 41st Street, New York, New York 10036.

Stockholder	Shares(1)	Percent
Richard A. Mandell	2,000	*
Robert C. Siegel	7,000	*
Eric G. Prengel	10,000	*
Herbert Elish	10,850	*
Peter H. Woodward	174,128	2.3
Heath L. Golden(2)	260,701	3.5
David L. Gren(3)	1,720,847	23.1
Benjamin C. Yogel(3)	1,756,547	23.6
Paul M. Buxbaum(3)	1,770,847	23.8
All directors and current executive officers as a group (10 persons)	2,272,076	30.6
Other Stockholders		
BGY II, LLC(3)	1,720,847	23.1
Invesco Investment Funds – 11 Greenway Plaza, Suite 2500, Houston, TX 77046(4)	1,087,224	14.6
Fidelity Low Price Stock Fund – 82 Devonshire Street, Boston, MA 02109(5)	920,000	12.4
Terrier Partners L.P. – 400 E. 89th Street, New York, NY 10128(6)	777,255	10.5
Norman H. Pessin – 366 Madison Avenue, 14th Floor, New York, NY 10017(7)	562,084	7.6

* — Represents beneficial ownership of less than 1% of our outstanding Common Stock.

(1) Attached to each share of Common Stock is a preferred share purchase right to acquire one-thousandth of a share of the Company's series A Junior Participating Preferred Stock, par value $0.01 per share, which preferred share purchase rights are not presently exercisable. A discussion of the preferred share purchase rights may be found in Note 10 to our consolidated financial statements, included in our Annual Report on Form 10-K for the year ended December 31, 2011.

(2) Includes 150,000 shares of Common Stock, held directly, granted on August 25, 2011, of which 50,000 shares vested on August 25, 2011 and 100,000 remain subject to vesting and forfeiture in certain circumstances. An additional 66,667 options to purchase shares of Common Stock is included, of which 33,334 vested on May 2, 2011 and 33,333 will vest on May 2, 2012. See "*EXECUTIVE OFFICER COMPENSATION.*"

(3) Includes an aggregate total of 1,720,847 shares of Common Stock, held by BGY II, LLC, that have been received in exchange for interest in Rio Garment S. de R.L., under the terms of the Agreement and Plan of Merger, dated as of June 13, 2011. According to a Schedule 13D, filed with the SEC on April 26, 2012 by BGY II, LLC, each of Mr. Buxbaum, Mr. Yogel (through YIH III, an affiliate of Mr. Yogel) and Mr. Gren possessed shared voting power through BGY II, LLC, with respect to 1,720,847 shares of Common Stock as of March 31, 2012. In addition, pursuant to the merger agreement, an additional 1,027,960 shares of Common Stock have been held back for issuance relating to potential indemnification claims in accordance with the merger agreement. See "CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS."

(4) Based upon a Schedule 13D filed with the SEC on December 24, 2009 by Invesco Ltd. According to the Schedule 13D, sole voting and dispositive power for the shares belongs to Invesco Trimark Ltd.

(5) Based upon a Form N-CSR filed with the SEC on March 23, 2012, which stated 920,000 shares were held as of January 31, 2012. According to the Schedule 13G/A filed September 10, 2008, Edward C. Johnson III and FMR LLC, through their control of Fidelity Management & Research Company, each have sole power to dispose of the shares owned by FMR LLC Funds, which includes Fidelity Low Price Stock Fund, but do not have or share voting power with respect to the shares, which resides with the Funds' Board of Trustees.

(6) Based upon a Schedule 13D filed with the SEC on April 24, 2012 by Terrier Partners L.P. According to the Schedule 13D, Terrier Partners L.P. possessed sole voting power with respect to 777,255 shares of Common Stock as of April 20, 2012.

(7) Based upon a Schedule 13D filed with the SEC on January 4, 2012 by Norman H. Pessin. According to the Schedule 13D, Norman H. Pessin possessed sole voting power with respect to 562,084 shares of Common Stock as of January 4, 2012.

ELECTION OF DIRECTORS

(Proposal 1)

At the Annual Meeting, the stockholders will elect the whole Board of Directors to serve until the 2013 Annual Meeting and until their successors are elected and qualified.

The Board of Directors, based upon the recommendation of the Nominating Committee, has designated as nominees for election the seven persons named below, each of whom currently serve as directors.

In nominating each of those individuals, the Nominating Committee and the Board considered, among other factors, a candidate's ethical character and a candidate's experience and diversity of background, as well as whether the candidate is independent and financially literate. In considering the re-nominations, the Nominating Committee and the Board also took into consideration the following additional factors relating to each director:

- Such director's experience with and contribution to the Board;
- The absence of any material change in such director's employment or responsibilities with any other organization;
- Such director's attendance at meetings of the Board and the Board committees on which such director serves and such director's participation in the activities of the Board and such committees;
- The absence of any relationships with the Company or another organization, or any other circumstances that have arisen, that might make it inappropriate for the director to continue serving on the Board; and
- The director's age and length of service on the Board. We have not adopted a retirement policy for directors.

The background and experience of each of the nominees for director that the Nominating Committee and the Board considered in evaluating each nominee is set forth opposite their respective names in "*Information Concerning Nominees*" below. See also "*Corporate Governance Matters*" below, which discloses additional information about the nominees. The Nominating Committee and the Board considered each nominee's overall business experience, contributions to Board activities during the preceding year, where appropriate, and independence in their evaluation of each nominee in conjunction with the factors discussed above, but did not otherwise give greater weight to any of the factors cited above compared with any of the others. The Board believes that each of the nominees for director is well qualified to serve, or continue to serve, as appropriate, as a director of the Company.

Shares of Common Stock properly voted at the Annual Meeting by any of the means discussed above will be voted FOR the election of the nominees named below unless you withhold your vote for any or all of the nominees in your voting instructions or your proxy. If any nominee becomes unavailable for any reason or if a vacancy should occur before the election (which events are not anticipated), the holders of such proxies may vote shares represented by a duly executed proxy in favor of such other person as they may determine.

The Board of Directors unanimously recommends that you vote FOR the nominees listed below.

Information Concerning Nominees

Set forth below are the names of the persons nominated as directors, their ages, their offices in the Company, if any, their principal occupations or employment for the past five years, the length of their tenure as directors and the names of other public companies in which such persons hold or have held directorships during the past five years.

Name	Age	Position(s) Held
Heath L. Golden	37	Chief Executive Officer and President; Director
Richard A. Mandell	69	Director
Herbert Elish	78	Director
Peter H. Woodward	39	Director and Chairman
Robert C. Siegel	75	Director
Paul M. Buxbaum	57	Director
Benjamin C. Yogel	34	Director

HEATH L. GOLDEN became President, Chief Executive Officer and a director of the Company on July 29, 2009. Mr. Golden joined the Company as Vice President of Business Development and Assistant Secretary in August 2005. In May 2006, he assumed the additional position of General Counsel and in June 2006 he also assumed the role of Vice President of Administration. In April 2009, Mr. Golden became Executive Vice President and Chief Operating Officer of the Company. Prior to joining the Company, Mr. Golden was an attorney with Willkie Farr & Gallagher LLP from March 2003 through July 2005 and prior to that with Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. from April 2000 until March 2003. Mr. Golden began his career in the private practice of law in 1999.

We believe Mr. Golden's qualifications to sit on our Board include his experience in the apparel industry, his experience as an attorney in the private sector and his deep understanding of the Company and its operations derived from his experience in positions he has held with us, including President and Chief Executive Officer, Executive Vice President, Chief Operating Officer, General Counsel, Vice President of Administration, Secretary and Vice President of Business Development.

RICHARD A. MANDELL has served as a director since April 2008. Mr. Mandell also served as Chief Executive Officer and President from April 15, 2009 until July 29, 2009. Mr. Mandell is currently a private investor and financial consultant. Mr. Mandell served as a director of Encore Capital Group from June 2001 until June 2012 and served as Chairman of the Board of Directors of Encore from October 2004 until May 2007. Mr. Mandell also served as a Director of Trian Acquisition I Corp. from January 2008 until January 2010, a Director of Deerfield Capital Corp. from June 2010 until April 2011, a Director of Smith & Wollensky Restaurant Group, Inc. from 2003 until January 2008 and a Director of Sbarro, Inc. from March 1986 until January 2007. Mr. Mandell was a Vice President — Private Investments of Clariden Asset Management (NY) Inc., a subsidiary of Clariden Bank, a private Swiss bank, from January 1996 until February 1998. From 1982 until June 1995, Mr. Mandell served as a Managing Director of Investment Banking of Prudential Securities Incorporated, an investment banking firm, where he was head of the Retail Trade Group. Mr. Mandell is a certified public accountant.

We believe Mr. Mandell's qualifications to sit on our Board include his valuable management and financial experience, including over 20 years of experience as an investment banker serving public and private companies, serving as a director, including chairman, for eight publicly held companies, and his experience as a certified public accountant. In addition to his knowledge of the Company as a Director, Mr. Mandell also has first-hand knowledge of the Company's operations as he served as Chief Executive Officer and President of the Company from April 2009 until July 2009.

HERBERT ELISH rejoined the Board of the Company in April 2008. Mr. Elish first served as a director from 1986 until 2000. Since March 2005, Mr. Elish has been the Chief Operating Officer of the College Board, a not-for-profit membership association whose programs and services include the SAT and Advanced Placement Program. Prior to March 2005, Mr. Elish was Executive Director of The Carnegie Library of Pittsburgh. Mr. Elish has previously served in a number of executive capacities in both the public and private sectors, including as the Chairman and CEO of Weirton Steel Company, Chairman of the Board of The Kerr Group and Director of Hauser, Inc.

We believe Mr. Elish's qualifications to sit on our Board include his knowledge of the Company from his prior service as a director of the Company and his experience in both commercial and not-for-profit enterprises as both a senior executive and director. Mr. Elish provides insight from his broad operational experience as a senior executive in both public and private companies and from the directorships he has held.

PETER H. WOODWARD joined the Board on December 2, 2009 and was elected Chairman of the Board in October 2011. Mr. Woodward has served as the General Partner of MHW Capital Management, LLC, an investment firm specializing in equity investments in public companies that are revitalizing their business plans, since he founded it in August 2005. From 1995 to August 2005, he was Managing Director of Regan Fund Management, LLC, an investment firm. Mr. Woodward is currently a director of SMF Energy Corp. and has previously served on the boards of directors of NewsEdge Corp., Zomax, Inc., and Innodata-Isogen Corp.

We believe Mr. Woodward's qualifications to sit on our Board include his knowledge of the Company from his prior service as a director and Chairman of the Board of the Company and experience in investing in, monitoring and guiding public and private companies that are revitalizing their business plans. In addition, Mr. Woodward's governance experience as a director of several public companies provides insight to the Board.

ROBERT C. SIEGEL joined the Board on June 2, 2010. Mr. Siegel retired his position as Chief Executive Officer of Devanlay U.S. Inc., the licensee for Lacoste S.A. branded apparel in the U.S., on December 31, 2009. Mr. Siegel served in this position from 2002 until his retirement in December 2009. Mr. Siegel was Managing Director for Kurt Salmon Associates from January 2000 until he joined Lacoste S.A. From December 1993 to December 1998, Mr. Siegel served as Chairman of the Board, President and Chief Executive Officer of The Stride Rite Corporation. Previously, Mr. Siegel was with Levi Strauss & Co. from 1964 to 1993 and, among other positions, was President of the Dockers and Menswear divisions. Mr. Siegel was a director of The Bon Ton Stores from June 1998 until October 2006 and Skechers U.S.A. Inc., from January 1999 until June 2000. Mr. Siegel was also a director of McNaughton Apparel Group, Inc. from March 1999 until September 2003, Oshkosh B'gosh, Inc. from June 1998 until March 2005 and Kellwood Company from February 2007 until May 2008. Mr. Siegel currently serves as a director for Harry Barker Inc. and on the Board of Governors for the College of Charleston School of Business.

We believe Mr. Siegel's qualifications to sit on our Board include his knowledge of the Company from his prior service as a Director of the Company and experience gained as Chief Executive Officer of Devanlay U.S. Inc. and The Stride Rite Corporation, President of the Dockers and Menswear divisions of Levi Strauss & Co. and as a director of The Bon Ton Stores, Skechers U.S.A. Inc. and McNaughton Apparel Group, Inc. Mr. Siegel's brings over 40 years of industry experience and an understanding of corporate governance and related topics to the Board.

PAUL M. BUXBAUM joined the Board on August 25, 2011. Mr. Buxbaum is the Chairman and CEO of Buxbaum Group and has been a partner in Buxbaum Group and its related and successor companies for over 25 years. Mr. Buxbaum has served on the Board and\or as an officer of various public and private companies covering many facets of the retail industry. Such appointments included CEO of Global Health Sciences, chairman of the board of Ames Department Stores, board member of Herbalife International, Richman-Gordman "Half-Price" Stores, Lamont's Apparel, and Jay Jacobs. Mr. Buxbaum was the majority equity owner of Rio Garment and served as Chief Executive Officer and a board member of Haggar Clothing Company from March 2009 until April 2012.

We believe Mr. Buxbaum's qualifications to sit on our Board include his extensive experience in the retail and apparel industry. Mr. Buxbaum's knowledge of the industry coupled with the insight into corporate governance gained from many directorships and executive leadership roles will be a valuable resource to the Company and its shareholders.

BENJAMIN C. YOGEL joined the Board on August 25, 2011. Mr. Yogel is a Managing Partner and founder of MRC Capital Group. Prior to that, Mr. Yogel spent three years as an investment professional with Liberty Partners, a middle market buyout group. Mr. Yogel has played an integral role as part of deal teams executing leveraged buyout transactions, portfolio company sales, strategic acquisitions for portfolio companies, leveraged recapitalizations and going-private transactions. Mr. Yogel is currently a director of Buxbaum Jewelry Advisors, LLC and is an observer to the board of directors of Frontera Investment, Inc. Mr. Yogel graduated from the University of Pennsylvania with a BA in Economics and has an MBA from Columbia Business School.

We believe Mr. Yogel's qualifications to sit on our Board include his knowledge and experience as an equity investor and managing portfolio companies from a wide array of industries. Mr. Yogel's perspective in addition to his knowledge of finance and strategic acquisitions will provide insight to the Board for both short and long-term strategic decision making.

CORPORATE GOVERNANCE MATTERS

Responsibility and Oversight

Consistent with Delaware law, our business is managed by our officers under the direction and oversight of the Board of Directors. The Board of Directors is responsible for overseeing the risk management processes of the Company. In exercising its oversight responsibilities, as permitted by law, the Board receives and relies on reports and other information provided by management, reviews and approves matters that it is required or permitted by law or our certificate of incorporation or by-laws, each as amended, to approve and inquires into such other matters as it deems appropriate, including our business plans, prospects and performance, succession planning, risk management and other matters for which it has oversight responsibility.

As discussed below, the Board also maintains several standing committees with oversight responsibility for various Board functions.

Director Independence

Our Board of Directors has reviewed the materiality of any relationship that each of our directors has with Hampshire Group, Limited, either directly or indirectly. Based upon this review, our Board has determined that as of April 23, 2012, the following members of the Board are "independent directors" as defined under NASDAQ listing standards and the rules and regulations of the Securities and Exchange Commission: Mr. Elish, Mr. Siegel and Mr. Woodward. In addition, the Board had determined that Janice E. Page was an "independent director" in accordance with such standards and rules and regulations. Ms Page's resignation from the Board became effective on August 25, 2011.

Meeting Attendance

During the fiscal year ended December 31, 2011, the Board of Directors held 12 meetings and acted by written consent 1 time, and the various committees of the Board met a total of 5 times. No director attended fewer than 75% of the total number of meetings of the Board and of committees of the Board on which he or she served during fiscal year 2011.

Policy on Annual Meetings

We encourage, but do not require, all incumbent directors and director nominees to attend each annual meeting of our stockholders.

Board Leadership Structure

Mr. Woodward serves as Chairman of the Board of Directors. As such, the Board has separated the position of Chairman from the position of Chief Executive Officer.

The Board believes that independent oversight of management is an important component of an effective board of directors and that the separation of the positions of Chairman and Chief Executive Officer is the most effective Board leadership structure for the Company at the present time. While the Board believes that the separation of the positions of Chairman and Chief Executive Officer is beneficial to the Company at the present time, the Board retains the authority to modify this structure in the event of, and to address, changing circumstances, and to advance the best interests of all stockholders, as the Board then considers appropriate.

Committees of the Board of Directors

The Board of Directors maintains an Audit Committee, a Compensation Committee and a Nominating Committee. The Board has determined that each of the members of these committees is an independent director, as described above. Each of these committees operates under a written charter that has been approved by the Board and is posted on our website, which can be viewed by going to *www.hamp.com* and clicking on the "Corporate Governance" tab and then selecting the appropriate charter from the list of documents on the web page.

Audit Committee.

Our Audit Committee met 4 times during fiscal year 2011. This committee currently consists of Mr. Woodward and Mr. Elish. Our Audit Committee has the authority to retain and terminate the services of our independent registered public accounting firm, review annual financial statements, consider matters relating to accounting policy and internal controls and review the scope of annual audits. The Audit Committee is also responsible for discussing the Corporation's major financial risk exposures with management and monitoring the steps management has taken to monitor and control such risks, including the Corporation's risk assessment and risk management policies. All members of the Audit Committee satisfy the current independence standards promulgated by the Securities and Exchange Commission and by The NASDAQ Stock Market LLC, as such standards apply specifically to members of audit committees. The Board has determined that Mr. Woodward is an "audit committee financial expert," as the Securities and Exchange Commission has defined that term in Item 407 of Regulation S-K. Please also see the report of the Audit Committee set forth elsewhere in this proxy statement.

A copy of the Audit Committee's written charter is publicly available on our website at *www.hamp.com.*

Compensation Committee

Our Compensation Committee met 1 time during fiscal year 2011. Our Compensation Committee currently has three members: Mr. Elish (Chairman), Mr. Woodward and Mr. Siegel. Our Compensation Committee reviews, approves and makes recommendations regarding our compensation policies, practices and procedures to ensure that legal and fiduciary responsibilities of the Board of Directors are carried out and that such policies, practices and procedures contribute to our success. Our Compensation Committee also administers our 2009 Stock Incentive Plan (the "Stock Plan") and our 2010 Cash Incentive Bonus Plan (the "Bonus Plan"). The Compensation Committee is responsible for the determination of the compensation of our Chief Executive Officer, and shall conduct its decision making process with respect to that issue without the Chief Executive Officer present. All members of the Compensation Committee qualify as independent under the definition promulgated by The NASDAQ Stock Market LLC.

The Compensation Committee of the Board of Directors oversees our compensation and equity programs generally, and is responsible for all decisions relating to the compensation of all our executive officers, including the named executive officers ("NEOs") discussed herein.

In developing our compensation programs, and generally in determining the compensation of the NEOs, the Compensation Committee has focused on two core beliefs:

- our success depends in large part on our ability to attract and retain executives with superior talent and the skills necessary to grow our business; and
- executive compensation should be designed to motivate the creation of value and reward executives for such value creation.

To this end, our compensation programs have been designed to compensate NEOs, fairly and competitively, primarily through a mix of: (i) base salary, which is reviewed on an annual basis, except to the extent otherwise provided for in an applicable employment agreement; (ii) annual bonuses, which are based on the achievement of the Company's performance objectives; and (iii) equity compensation through restricted stock or option grants. In order to maintain flexibility in a changing business environment, in addition to annual bonuses, the Compensation Committee sometimes grants additional cash bonuses that relate to exceptional efforts or accomplishments other than pre-determined Company financial metrics. The NEOs also may participate in our employee benefit plans on the same basis as our other employees.

In determining the levels and mix of compensation, the Compensation Committee does not generally rely on formulaic guidelines but rather maintains a flexible compensation program that allows it to adapt components and levels of compensation to motivate and reward individual executives within the context of our desire to attain certain strategic and financial goals.

The primary objectives of our compensation programs are to:

- attract and retain executives with the skills and attributes that we need to promote the growth and success of our business;
- motivate our executives to achieve our annual and long-term strategic objectives of increasing stockholder value by increasing consolidated operating income and after-tax corporate profits;
- create an identity of interests between our executives and our stockholders by making executive bonuses dependent on the achievement of a pre-determined level of consolidated operating income; and
- encourage our executives to promote and conduct themselves in accordance with our values and Code of Ethics.

This necessarily requires that the Compensation Committee make reasoned subjective determinations about compensation levels. Subjective factors considered in compensation determinations include an executive's skills and capabilities, contributions as a member of the executive management team, contributions to our overall performance, and whether the total compensation potential and structure is sufficient to ensure the retention of an executive when considering the compensation potential that may be available elsewhere. In addition, with respect to the NEOs other than our Chief Executive Officer, the Compensation Committee seeks the input and recommendation of the Chief Executive Officer. The Compensation Committee has engaged a compensation consultant on a limited basis from time to time. During fiscal year 2011, a compensation consultant provided advice to the Compensation Committee with respect to executive pay.

A copy of the Compensation Committee's written charter is publicly available on our website at *www.hamp.com*.

Nominating Committee

During fiscal year 2011, in lieu of Nominating Committee meetings, nominating matters were addressed by the Board of Directors.

Our Nominating Committee has three members, Mr. Woodward (Chairman), Mr. Elish and Mr. Siegel. This committee's role is to make recommendations to the full Board as to the size and composition of the Board and its committees, to evaluate and make recommendations as to potential candidates, and to evaluate current Board members' performance. All members of the Nominating Committee qualify as independent under the definition promulgated by The NASDAQ Stock Market LLC. The Nominating Committee may consider candidates recommended by stockholders as well as from other sources such as other directors or officers, third party search firms or other appropriate sources. For all potential candidates, the Nominating Committee may consider all factors it deems relevant, such as a candidate's personal integrity and sound judgment, business and professional skills and experience, independence, knowledge of the industry in which we operate, possible conflicts of interest, diversity, the extent to which the candidate would fill a present need on the Board, and concern for the long-term interests of the stockholders. In general, persons recommended by stockholders will be considered on the same basis as candidates from other sources. If a stockholder wishes to nominate a candidate to be considered for election as a director or propose a candidate for consideration as a nominee by the Nominating Committee at the 2013 Annual Meeting of Stockholders using the procedures set forth in the Company's Bylaws, it must follow the procedures described in "*STOCKHOLDER PROPOSALS AND NOMINATIONS FOR DIRECTORS*."

A copy of the Nominating Committee's written charter is publicly available on the Company's website at *www.hamp.com*.

Code of Conduct and Ethics

We have adopted a code of conduct and ethics that applies to all of our employees, including our Chief Executive Officer, Chief Financial Officer and directors. The text of the code of conduct and ethics is posted on our website at *www.hamp.com* and is filed as an exhibit to our Annual Report on Form 10-K, and will be made available to stockholders without charge, upon request in writing to the Corporate Secretary at 114 W. 41st Street, New York, New York 10036. Disclosure regarding any amendments to, or waivers from, provisions of the code of conduct and ethics that apply to our directors and principal executive and financial officers will be included in a Current Report on Form 8-K within four business days following the date of the amendment or waiver.

Stockholder Communications to the Board

Generally, stockholders who have questions or concerns should contact our Investor Relations department at (864) 231-1200. However, any stockholder who wishes to address questions regarding our business directly to the Board of Directors, or any individual director, should direct his or her questions in writing to the Chairman of the Board at 114 W. 41st Street, New York, New York 10036. Communications will be distributed to the Board, or to any individual director or directors as appropriate, depending on the facts and circumstances outlined in the communications. Items that are unrelated to the duties and responsibilities of the Board may be excluded, such as:

- junk mail and mass mailings,
- resumes and other forms of job inquiries,
- surveys, and
- solicitations or advertisements.

In addition, any material that is unduly hostile, threatening or illegal in nature may be excluded, provided that any communication that is filtered out will be made available to any outside non-employee upon request.

DIRECTOR COMPENSATION

The following table sets forth a summary of our non-employee Directors' compensation in 2011:

Name	Fees Earned or Paid in Cash ($)	All Other Compensation ($)	Total ($)
Herbert Elish	60,000	—	60,000
Richard A. Mandell	75,900	—	75,900
Peter H. Woodward	69,100	—	69,100
Robert C. Siegel	60,000	5,000[(1)]	65,000
Benjamin C. Yogel	21,100	—	21,100
Paul M. Buxbaum	21,100	—	21,100
Janice E. Page	45,000	—	45,000

(1) All other compensation paid to Mr. Siegel represents a one-time consulting fee.

NARRATIVE TO DIRECTOR COMPENSATION TABLE

During 2011, annualized director fees paid as cash compensation were $60,000 for those non-employee directors, other than the Chairman of the Board and the Chairman of the Audit Committee. The Chairman of the Board received annualized director fees of $80,000 in 2011 and the Chairman of the Audit Committee of the Board received annualized director fees of $65,000. Such fees were paid quarterly and were earned pro rata based on the period that the respective positions were held during 2011. No fees were paid to employee directors.

Mr. Woodward became Chairman of the Board effective October 17, 2011, replacing Mr. Mandell. Both Mr. Mandell and Mr. Woodward earned fees in proportion to the period during 2011 in which they served as Chairman of Board. On August 25, 2011, Mr. Yogel and Mr. Buxbaum joined the Board of Directors, and Ms. Page's resignation became effective on the same day. These non-employee directors earned fees approximately in proportion to the time they served as non-employee directors in 2011.

We reimburse our directors for out-of-pocket expenses associated with attendance at the meetings of the Board and its Committees. Non-employee director fees for 2012 remain the same as 2011. Such compensation will be paid quarterly and upon the election of the non-employee director, may receive one-half of the annual compensation as shares of the Company's Common Stock and one-half of payment in cash. Non-employee directors do not receive any additional compensation for attending meetings.

MANAGEMENT

Executive Officers

The following table sets forth certain information regarding all executive officers who are not also directors:

Name	Age	Position(s) Held
Maura M. Langley	40	Vice-President, Chief Financial Officer, Treasurer and Secretary
Eric G. Prengel	43	President, Men's Division
David L. Gren	42	President, Rio Garment

MAURA M. LANGLEY returned to the Company as Vice President and Chief Financial Officer in August 2011 after leaving to pursue other interests in July 2009. During her time away from the Company, she served as Vice-President, Corporate Controller of Centerplate and then Chief Financial Officer of Spartan Foods of America. During her five year tenure at the Company, she served in several roles, most recently, Vice-President of Accounting and Reporting and Chief Accounting Officer. Prior to working at the Company Ms. Langley was an audit manager with Deloitte and Touche. Ms. Langley is a certified public accountant.

ERIC G. PRENGEL joined the Company as President of its Men's division in October 2010 with nearly twenty years of expertise in developing and growing menswear brands, most recently as Executive Vice President of Global Business Development at HMX LLC (formerly Hartmarx Corporation) from 2009 through 2010. In that position, Mr. Prengel oversaw the international development of all HMX brands, including Hickey Freeman, Hart Schaffner Marx, and Bobby Jones as well as all aspects of the domestic product license program. Previously, he served as Group President of HMX Sportswear from 2006 through 2009, responsible for the Sales, Design, Operations and Finance teams, where he successfully implemented strategic re-branding initiatives to re-energize brands such as Jack Nicklaus and Ted Baker. Prior to that, Mr. Prengel held various leadership positions at Marc Ecko Enterprises, Polo Ralph Lauren and Kenneth Cole Menswear.

DAVID L. GREN joined the Company as President of Rio Garment upon the acquisition of the entity on August 25, 2011 with over 20 years of experience in the garment production services in the apparel industry. Mr. Gren has acted as general manager of Rio Garment since 2006. As general manager, Mr. Gren was responsible for the overall performance of the company with a primary focus on manufacturing oversight and the significant customer relationships. Prior to Rio Garment, Mr. Gren provided management services for apparel production through Maya Apparel Group, Inc. from 2005 through 2006 and Indosheen, Inc. from 2001 through 2005.

EXECUTIVE COMPENSATION

The following Summary Compensation Table sets forth information regarding compensation of our principal executive officers and our other named executive officers during 2011 and 2010:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[1]	All Other Compensation ($)	Total ($)
Heath L. Golden	2011	450,000	100,000	718,000	192,000	270	1,462,270
President and Chief Executive Officer	2010	370,307	—	—	—	270	370,577
David L. Gren[2]	2011	140,577	—	—	—	29,835	170,412
President, Rio Garment	2010	—	—	—	—	—	—
Eric G. Prengel	2011	300,000	—	—	—	300	300,300
President, Men's Division	2010	67,816	—	171,181	—	—	238,997
Howard Zwilling[3]	2011	182,692	—	—	—	606,956	789,648
Former President, Women's Division	2010	500,000	—	—	—	1,290	501,290

(1) These amounts represent the grant date fair value of stock and option awards granted to each named executive officer in the year ended December 31, 2011 or 2010 computed in accordance with Financial Accounting Standards Board Accounting Standard Codification® Topic 718. A discussion of the assumptions used in determining grant date fair value may be found in Note 1 and Note 14 to our consolidated financial statements, included in our Annual Report on Form 10-K for the year ended December 31, 2011.

(2) Mr. Gren was named President of Rio Garment on August 25, 2011, the date Rio Garment was acquired and he became an employee of the Company. Mr. Gren's base salary is $425,000 per annum. All other compensation consists of perquisites.

(3) On May 11, 2011, in conjunction with the sale of the Women's division, Mr. Zwilling separated from his employment with us as the President of the Women's division, effective as of May 6, 2011. All other compensation represents severance paid in 2011.

NARRATIVE DISCLOSURE RELATING TO SUMMARY COMPENSATION TABLE

Golden Employment Agreement

Mr. Golden's employment with us during 2011 was governed by the terms of an amended and restated employment agreement dated May 2, 2011, pursuant to which he served as our President and Chief Executive Officer and received a base salary of $450,000 per year. Mr. Golden is also eligible to receive an annual bonus based on a bonus program established from time to time by our compensation committee. The amended and restated employment agreement provides, subject to his execution of a release of claims, for the following severance benefits upon a termination of employment by the Company (other than for cause or due to Mr. Golden's disability) or by Mr. Golden for good reason: (i) an amount equal to 18 months (or, in the event such termination occurs within one year following a change in control, 24 months) of his then current base salary, generally paid in six (6) equal monthly installments following such termination, and (ii) a pro-rata annual bonus in respect of the year of termination, calculated by multiplying any annual bonus Mr. Golden would otherwise have been entitled to receive in respect of the year of his termination by a fraction, the numerator of which will be the number of full completed months in the fiscal year of termination elapsed through the date of termination, and the denominator of which will be 12. Mr. Golden has agreed not to solicit any of our customers or personnel during his employment and for one year following any termination of his employment.

Gren Employment Agreement

Mr. Gren's employment with us during 2011 was governed by the terms of an employment agreement dated June 13, 2011, pursuant to which Mr. Gren served as President of Rio Garment beginning as of the closing date of the acquisition of Rio Garment, August 25, 2011. Under the agreement, Mr. Gren is entitled to an annual base salary of $425,000 and is eligible for an annual incentive bonus award determined by our compensation committee in respect of each fiscal year (with a target bonus of 50% of his base salary and a maximum bonus of 150% of his base salary). The annual incentive bonus shall be subject to Mr. Gren's continuous employment through the payment date. No annual incentive bonus was paid for fiscal 2011. The employment agreement provides, subject to execution of a release of claims, for the following severance benefits upon a termination of employment by the Company (other than for cause or due to Mr. Gren's disability) or by Mr. Gren for good reason: (i) continuation of his then base salary for a period of 18 months, payable pursuant to our customary payroll practices, (ii) any earned but unpaid annual incentive bonus award for the year prior to the year of termination, and (iii) a pro rata portion of any annual incentive bonus award in respect of the year of termination, calculated by multiplying any annual incentive bonus award Mr. Gren would otherwise have been entitled to receive in respect of the year of his termination by a fraction, the numerator of which will be the number of full completed months in the fiscal year of termination elapsed through the date of termination, and the denominator of which will be 12. Mr. Gren has agreed not to compete or solicit any of our customers or personnel during his employment and for a period of 18 months following any termination of his employment.

Prengel Employment Agreement

Mr. Prengel's employment with us during 2011 was governed by the terms of an employment agreement dated October 12, 2010, the date he joined the Company, pursuant to which Mr. Prengel serves as President of our Men's division. Under the agreement, Mr. Prengel is entitled to an annual base salary of $300,000. Upon a termination of employment by the Company other than for cause, Mr. Prengel is entitled, subject to his execution of a release of claims, to severance equal to half of his annual base salary and a pro rata bonus for the year of termination. Mr. Prengel has agreed not to solicit any of our customers or personnel during his employment and for one year following the termination of his employment.

Zwilling Employment Agreement

Mr. Zwilling's employment with us during 2011 was governed by the terms of an employment agreement dated July 24, 2009, pursuant to which Mr. Zwilling served as President of our Women's division. Under the agreement, Mr. Zwilling was entitled to an annual base salary of $500,000. On May 11, 2011, in conjunction with the sale of the Women's division, Mr. Zwilling separated from his employment with us as the President of the Women's division, effective as of May 6, 2011.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information concerning equity awards that were outstanding as of December 31, 2011 for each of our named executive officers.

	Option Awards					Stock Awards			
Name	**Number of Securities Underlying Unexercised Options (#) Exercisable**	**Number of Securities Underlying Unexercised Options (#) Unexercisable[(1)]**	**Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested (#)[(2)]**	**Market Value of Shares or Units of Stock That Have Not Vested ($)[(4)]**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[(3)]**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[(4)]**
Heath L. Golden	33,334	66,666	—	$3.09	May 2, 2021	5,000	12,000	90,000	216,000
	—	—	—	—	—	100,000	240,000	—	—
	—	—	—	—	—	100,000	240,000	—	—
David L. Gren	—	—	—	—	—	—	—	—	—
Eric G. Prengel	—	—	—	—	—	7,500	18,000	90,000	216,000

(1) Initial grant of 100,000 stock options for Mr. Golden. One-third vested on the grant date and the remaining two-thirds vest ratably on May 2, 2012 and May 2, 2013.

(2) Initial grant of 10,000 time-based vesting shares for Mr. Golden, with 25% vesting on March 31 of each of 2010, 2011, 2012 and 2013, subject to employment as of the vesting date. 100,000 restricted stock units vest and settle ratably over two years following the May 2, 2011 grant date. 100,000 restricted shares vest ratable over two years following the August 25, 2011 grant date. The initial grant of 10,000 shares to Mr. Prengel consist of time-based vesting shares, with 25% vesting on March 31 of each 2011, 2012, 2013 and 2014, subject to employment as of the vesting date. The vesting of all time-based vesting shares held by Messrs. Golden and Prengel were accelerated as of March 30, 2012.

(3) Each of Messrs. Golden and Prengel were granted 90,000 performance-based vesting shares (the "Performance-Vested Shares"), with 25% of the Performance-Vested Shares vesting on March 31 of each of 2011, 2012, 2013 and 2014, provided that as of each such vesting date our consolidated return on operating income for the preceding fiscal year as a percent of average working capital (excluding discontinued operations) is equal to or greater than 6%, with respect to the 2010 and 2011 fiscal years, and 8%, with respect to the 2012 and 2013 fiscal years. In the event the performance target is not met in a given year, the shares that would otherwise have vested in that year will be rolled forward to the next year and will vest simultaneously with the shares already allocated for that subsequent year should we exceed that year's target by an amount sufficient to cover the prior year's or years' cumulative shortfall. This rollover mechanism will permit shares to be carried forward over multiple years until the expiration of the plan. Neither the 2011 nor 2010 targets were met; therefore, 45,000 of the Performance-Vested Shares were rolled forward to the next year. On March 30, 2012, we entered into individual agreements with Messrs. Golden and Prengel, pursuant to which each of Mr. Golden and Mr. Prengel agreed that 90,000 shares of unvested restricted stock of the Company previously held by them were cancelled and extinguished, and, in connection therewith, options to purchase 80,000 shares of the Company's common stock were granted to each of them.

(4) The market value of the stock award is determined by multiplying the number of shares times $2.40, the closing price of our Common Stock on the OTC Markets (formerly known as "Pink Sheets") under the symbol "HAMP.PK" on December 31, 2011, the last day of our fiscal year.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2011 with respect to shares of the Company's Common Stock that may be issued under equity compensation plans:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation Plans Approved by Stockholders	None	N/A	None
Equity Compensation Plans Not Approved by Stockholders	702,375	$3.40	339,186
Total	702,375	$3.40	339,186

The Hampshire Group, Limited 2009 Stock Incentive Plan (the "Stock Plan") is designed to assist the Company in attracting, retaining, motivating and rewarding key employees, officers, directors and consultants, and promoting the creation of long-term value for stockholders of the Company by closely aligning the interests of these individuals with those of the Company's stockholders, though the Company's stockholder will experience dilution when such shares vest. The Stock Plan permits the Company to award eligible persons nonqualified stock options, restricted stock, and other stock-based awards. In connection with the adoption of the Stock Plan, the Board authorized 880,000 Stock Plan shares and approved grants of restricted stock under the Stock Plan to employees, managers, named executive officers and directors. 502,375 shares remained unvested as of December 31, 2011.

Separate from the Stock Plan, the Company granted 100,000 stock options (the "Options") on May 2, 2011 to the chief executive officer. The Options expire ten years from the grant date and vest ratably over two years following the grant date, subject to the chief executive officer's continued service through the applicable vesting dates. One-third of the Options vested on the grant date and the remaining two-thirds were unvested as of December 31, 2011. During the fiscal year 2011, no Options were exercised, forfeited or expired.

The Company also granted 100,000 restricted stock units ("RSUs") on May 2, 2011 to the chief executive officer. Each RSU represents the right to receive one share of the Company's common stock upon settlement. The RSUs will vest and settle ratably over two years following the grant date, subject to the chief executive officer's continued service through the applicable vesting dates. All the RSUs remain unvested as of December 31, 2011.

REPORT OF AUDIT COMMITTEE

The Audit Committee of the Board of Directors, which consists entirely of directors who meet the independence and experience requirements of the Securities and Exchange Commission for service on an audit committee, has furnished the following report:

The Audit Committee assists the Board in overseeing and monitoring the integrity of our financial reporting process, compliance with legal and regulatory requirements and the quality of internal and external audit processes. This committee's role and responsibilities are set forth in our charter adopted by the Board, which is available on our website at *www.hamp.com*. This committee reviews and reassesses our charter annually and recommends any changes to the Board for approval. The Audit Committee is responsible for overseeing our overall financial reporting process, and for the appointment, compensation, retention and oversight of the work of BDO USA, LLP. In fulfilling its responsibilities for the financial statements for fiscal year December 31, 2011, the Audit Committee took the following actions:

- Reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2011 with management and BDO USA, LLP, our independent registered public accounting firm;
- Discussed with BDO USA, LLP the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T, relating to the conduct of the audit; and
- Received written disclosures and the letter from BDO USA, LLP regarding its independence as required by applicable requirements of the Public Company Accounting Oversight Board regarding communications with the Audit Committee, and the Audit Committee further discussed BDO USA, LLP's independence. The Audit Committee also considered the status of pending litigation, taxation matters and other areas of oversight relating to the financial reporting and audit process that the committee determined appropriate.

Based on the Audit Committee's review of the audited financial statements and discussions with management, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 for filing with the Securities and Exchange Commission.

Members of the Audit Committee

Peter H. Woodward, Chairman
Herbert Elish

AUDIT FEES

The Audit Committee appointed and shareholders ratified BDO USA, LLP ("BDO") as the Company's independent registered public accounting firm for the years ended December 31, 2011 and 2010. The aggregate fees for professional services rendered for the Company by the Company's independent registered public accountants for the years ended December 31, 2011 and 2010 were:

	2011	2010
Audit fees	$360,777	$255,670
Audit related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	$360,777	$255,670

Audit Fees

The aggregate fees of BDO for professional services for the audit of our annual consolidated financial statements as of and for the year ended December 31, 2011 and for the review of our unaudited consolidated financial statements for the first, second and third quarters of 2011 was $227,000 and expenses related thereto were $26,277. The aggregate fees of BDO for services performed relating to the acquisition and disposition transactions that occurred during 2011, and review of related SEC filings, were $107,500.

Audit Related Fees

There were no audit related services for 2011 and 2010.

Tax Fees

There were no tax related services rendered by BDO for 2011 and 2010.

All Other Fees

There were no other fees billed by BDO 2011 and 2010.

AUDIT COMMITTEE'S PRE-APPROVAL POLICIES AND PROCEDURES

Consistent with SEC policies regarding auditor independence, the Audit Committee has responsibility for appointing, setting compensation and overseeing the work of the independent registered public accounting firm. In recognition of this responsibility, the Audit Committee has established a policy to pre-approve all audit and permissible non-audit services provided by the independent auditor. Prior to engagement of the independent registered accounting firm for the next year's audit, management will submit a listing of services expected to be rendered during that year for each of our categories of services to the Audit Committee for approval.

1. AUDIT SERVICES include audit work performed in the preparation of financial statements, as well as work that generally only the independent auditor can reasonably be expected to provide, including comfort letters, statutory audits and attest services and consultation regarding financial accounting and/or reporting standards.

2. AUDIT-RELATED SERVICES are for assurance and related services that are traditionally performed by the independent auditor, including due diligence related to mergers and acquisitions, sales and disposals, employee benefit plan audits and special procedures required to meet certain regulatory requirements.

3. TAX RELATED SERVICES include all services performed by the independent auditor's tax personnel except those services specifically related to the audit of the financial statements, and include fees in the areas of tax compliance, tax planning and tax advice.

4. OTHER FEES are those associated with services not captured in the above categories. The Company generally does not request such services from the independent registered accounting firm.

Prior to engagement, the Audit Committee obtains detailed information as to the particular services to be provided, and then completes its pre-approval process. The fees are budgeted and the Audit Committee requires the independent registered accounting firm and management to report actual fees versus the budget periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval. In those instances, the Audit Committee requires specific pre-approval before engaging the independent registered accounting firm. The Audit Committee may delegate pre-approval authority to one or more of its members. The members to whom such authority is delegated must report any pre-approval decisions to the Audit Committee at its next scheduled meeting.

All work performed by BDO as described in the "*Audit Fees*" section under the captions Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees was approved or pre-approved by the Audit Committee in accordance with the policies and procedures set forth above.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

To our knowledge, all reports which were required to be filed by our directors, executive officers and ten percent stockholders pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended, were filed on a timely basis, except for two transactions relating to a director and reporting person, Mr. Siegel, one transaction relating to a director, officer and reporting person, Mr. Golden and one event relating to an officer and reporting person, Ms. Langley, that were disclosed in two Form 4 — Statement of Changes in Beneficial Ownership and one Form 3 — Initial Statement of Changes in Beneficial Ownership of Securities filings during the fiscal year 2011.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The Board of Directors is committed to upholding the highest legal and ethical conduct in fulfilling its responsibilities and recognizes that related party transactions can present a heightened risk of potential or actual conflicts of interest. Current rules define a related party transaction to include any transaction, arrangement or relationship in which the company is a participant and in which any of the following persons has or will have a direct or indirect interest:

(a) An executive officer, director or director nominee of the company;

(b) Any person who is known to be the beneficial owner of more than 5% of the company's Common Stock;

(c) Any person who is an immediate family member (as defined under Item 404 of Regulation S-K) of an executive officer, director or director nominee or beneficial owner of more than 5% of the company's Common Stock; or

(d) Any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person, together with any other of the foregoing persons, has a 5% or greater beneficial ownership interest.

The Audit Committee Charter provides that the Audit Committee must approve all related party transactions entered into by the Company with any of our directors or executive officers.

Acquisition of Rio Garment

On August 25, 2011, pursuant to the terms of the Agreement and Plan of Merger, dated as of June 13, 2011, the Company paid to a representative of the equityholders of Rio, which include two current directors, Mr. Buxbaum and Mr. Yogel (through YIH III, an affiliate of Mr. Yogel) and the current president of Rio, Mr. Gren, on their behalf, a total of $7.0 million in cash, $3.5 million of which was deposited into an escrow account pending certain post-closing purchase price adjustments. Additionally, at closing, the Company issued to the equityholders' representative an aggregate of $2.6 million of Hampshire Common Stock and held back an additional $6.5 million of Hampshire Common Stock for potential post-closing purchase price adjustments and indemnification claims.

Of the escrowed amount, in February 2012, approximately $1.4 million was paid to the equity holders' representative in respect of a net working capital purchase price adjustment, and in March 2012, approximately $1.8 million was paid to the equityholders' representative relating to Rio's 2011 "Adjusted EBITDA," as determined in accordance with the merger agreement. In connection with the Adjusted EBITDA, in March 2012, the Company issued to the equityholders' representative $2.75 million of Hampshire Common Stock. The Company continues to hold back an additional $3.75 million of Hampshire Common Stock until the conclusion of the indemnification period 18 months from the closing date.

In addition, pursuant to the merger agreement, at closing the Company repaid to Buxbaum Company, LLC, an entity affiliated with, and controlled by, Mr. Buxbaum, indebtedness of Rio totaling $2.2 million, YIH III, LLC, an entity affiliated with, and controlled by, Mr. Yogel, indebtedness of Rio totaling $0.8 million, and repaid to David Gren indebtedness of Rio totaling $0.1 million. In addition, Buxtradefina, LLC ("BTF"), an entity affiliated with, and controlled by, Mr. Buxbaum, was a co-obligor of a promissory note issued by Rio to a third party; in connection with the Merger Agreement, the Company agreed to indemnify BTF for any amounts required to be paid by BTF under the terms of such note. The promissory note issued by Rio was fully paid as of December 31, 2011.

During 2011, the Company paid approximately $0.2 million for screen printing services to a vendor affiliated with Mr. Gren. At December 31, 2011, accounts payable to this vendor was approximately $0.1 million.

Voting Agreement

Pursuant to that certain Voting Agreement, dated as of August 25, 2011, by and among Mr. Buxbaum, Mr. Yogel (through YIH III, an affiliate of Mr. Yogel), Mr. Gren (collectively, the "Rio Stockholders") and the Company, the Rio Stockholders must, upon the request of the Company (i) appear at the 2012 Annual Meeting of the Company's Shareholders, or cause all of their shares to be counted as present for the purposes of establishing a quorum at such meeting and (ii) vote, or cause to be voted, all of their shares in favor of each nominee to the Company's Board that is nominated for election by the Nominating Committee of the Board (or by any successor committee thereto or by the Board), which includes each of the director nominees set forth in Proposal 1 of this Proxy Statement.

The Rio Stockholders have appointed the Company as attorney-in-fact with full power of substitution for and on behalf of each such Rio Stockholder to (i) attend any and all meetings of the stockholders of the Company and to be counted as present thereat, including the 2012 Annual Meeting, (ii) vote, express consent or dissent or otherwise act on and behalf of such Rio Stockholder, and (iii) grant or withhold all written consents with respect to all shares held by the Rio Stockholders at any and all meetings of the Company's stockholders or in connection with any action sought to be taken by written consent without a meeting, in each case with respect to the matters set forth in the above paragraph.

Stockholder Rights Agreement

The Company and the Rio Stockholders are also each party to that certain Stockholder Rights Agreement, dated as of August 25, 2011, under which the Board of the Company is currently obligated to take such action as may be necessary to nominate two members of the Board that are designated by certain of the Rio Stockholders. Such nominees, with respect to the election of directors to occur at the 2012 Annual Meeting, are Mr. Buxbaum and Mr. Yogel.

The Stockholder Rights Agreement imposes certain limitations on the Rio Stockholders' ability to purchase or sell Common Stock of the Company. The Rio Stockholders are subject to a standstill for three years following August 25, 2011, or, if Mr. Buxbaum is not elected chairman of the Board at or before the Company's 2012 Annual Meeting, for two years following August 25, 2011; however, the Rio Stockholders are not prohibited from acquiring Common Stock of the Company if the Rio Stockholders would not, as a result of such acquisitions, beneficially own more than 34.9% of the total outstanding Common Stock of the Company.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Proposal 2)

The Audit Committee has appointed BDO USA, LLP ("BDO"), as our independent registered public accounting firm, to audit our financial statements for the fiscal year ending December 31, 2012. The Board proposes that the stockholders ratify this appointment. BDO was engaged as the Company's independent registered public accounting firm for the fiscal year ended December 31, 2011, and to perform procedures related to the financial statements included in the Company's quarterly reports on Form 10-Q, for the fiscal year ended December 31, 2011. Representatives of BDO will be present at the meeting, will be able to make a statement if they so desire, and will be available to respond to appropriate questions.

During the fiscal year ended December 31, 2008 and through September 28, 2009, the date of the appointment of BDO, the Company did not consult BDO with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements, or any other matters or reportable events as defined in Item 304(a)(2)(i) and (ii) of the Securities and Exchange Commission's Regulation S-K.

The following table presents fees for professional audit services rendered by BDO for the audit of the Company's annual financial statements for the year ended December 31, 2011 and fees billed for other services rendered by BDO during this period.

AUDIT FEES

The Audit Committee appointed BDO as the Company's independent registered public accounting firm for the year ended December 31, 2011.

	2011
Audit fees	$360,777
Audit related fees	—
Tax fees	—
All other fees	—
Total	$360,777

Audit Fees

The aggregate fees of BDO for professional services for the audit of our annual consolidated financial statements as of and for the year ended December 31, 2011 and for the review of our unaudited consolidated financial statements for the first, second and third quarters of 2011 was $227,000 and expenses related thereto were $26,277. The aggregate fees of BDO for services performed relating to the acquisition and disposition transactions that occurred during 2011, and review of related SEC filings, were $107,500.

Audit Related Fees

There were no audit related services for 2011 and 2010.

Tax Fees

There were no tax related services rendered by BDO for 2011 and 2010.

All Other Fees

There were no other fees billed by BDO 2011 and 2010.

In the event the stockholders do not ratify the appointment of BDO as our independent public accounting firm, the Audit Committee may reconsider its appointment. The affirmative vote of a majority of the shares cast affirmatively or negatively at the annual meeting is required to ratify the appointment of the independent registered public accounting firm.

The Board Of Directors Recommends A Vote To Ratify The Appointment Of BDO USA, LLP As Our Independent Registered Public Accounting Firm, And Proxies Solicited By The Board Will Be Voted In Favor Of Such Ratification Unless A Stockholder Indicates Otherwise On The Proxy.

OTHER MATTERS

The Board of Directors knows of no other business which will be presented at the Annual Meeting. If any other business is properly brought before the Annual Meeting, proxies will be voted in accordance with the judgment of the persons named therein.

New York, New York
April 30, 2012

Our Annual Report on Form 10-K, which includes our financial statements for the fiscal year ended December 31, 2011, and which provides additional information about us, can be found on the website of the Securities and Exchange Commission at *www.sec.gov*. It is also available on our website at *www.hamp.com*. You may obtain from us a printed copy of our Annual Report on Form 10-K, including our financial statements, free of charge, by sending a written request to: Chief Financial Officer, Hampshire Group, Limited, 1924 Pearman Dairy Road, Anderson, South Carolina, 29625. Exhibits will be provided upon written request and payment of an appropriate processing fee.

[This page intentionally left blank.]

HAMPSHIRE GROUP, LIMITED

WO#
23396

▼ FOLD AND DETACH HERE ▼

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED "FOR" THE ELECTION OF DIRECTORS AND "FOR" ITEM 2.

Please mark your votes as indicated in this example ☒

	FOR ALL	WITHHOLD FOR ALL	*EXCEPTIONS
1. ELECTION OF DIRECTORS Nominees:	☐	☐	☐

01 Heath L. Golden
02 Richard A. Mandell
03 Herbert Elish
04 Peter H. Woodward
05 Robert C. Siegel
06 Paul M. Buxbaum
07 Benjamin C. Yogel

(INSTRUCTIONS: To withhold authority to vote for any individual nominee, mark the "Exceptions" box above and write that nominee's name in the space provided below.)

*Exceptions____

	FOR	AGAINST	ABSTAIN
2. Vote to ratify BDO USA, LLP as our independent auditor.	☐	☐	☐

Mark Here for Address Change or Comments SEE REVERSE ☐

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Signature ________________________ **Signature** ________________________ **Date** __________

Choose **MLink**℠ for fast, easy and secure 24/7 online access to your future proxy materials, investment plan statements, tax documents and more. Simply log on to **Investor ServiceDirect**® at www.bnymellon.com/shareowner/equityaccess where step-by-step instructions will prompt you through enrollment.

Important notice regarding the Internet availability of proxy materials for the Annual Meeting of shareholders. The Proxy Statement and Annual Report to Stockholders are available at: **http://bnymellon.mobular.net/bnymellon/hamp.pk**

▼ FOLD AND DETACH HERE ▼

PROXY

HAMPSHIRE GROUP, LIMITED

Annual Meeting of Stockholders – Wednesday, June 20, 2012

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF THE COMPANY

The undersigned hereby appoints Heath L. Golden, President and Chief Executive Officer and Maura M. Langley, Vice President, Chief Financial Officer and Secretary, and each of them, with power to act without the other and with power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and vote, as provided on the other side, all the shares of Hampshire Group, Limited Common Stock which the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the Annual Meeting of Stockholders of the company to be held at the offices of Wells Fargo Capital Finance, 100 Park Avenue, New York, New York 10017 on Wednesday, June 20, 2012 or at any adjournment or postponement thereof, with all powers which the undersigned would possess if present at the Meeting.

Address Change/Comments **(Mark the corresponding box on the reverse side)**

SHAREOWNER SERVICES
P.O. BOX 3550
SOUTH HACKENSACK, NJ 07606-9250

(Continued and to be marked, dated and signed, on the other side)

WO#
23396

HAMPSHIREGROUP

2 0 1 2

HAMPSHIRE GROUP

April 30, 2012

To Our Shareholders:

During the intervening six months since I last wrote you, we have continued to experience inflationary pressures in the production of our goods, soft consumer demand and the initiation of an industry-disrupting reinvention process by our second largest customer. While these challenges remain daunting, we are demonstrably on our way to recovery due to the strategic decisions we made during 2011. As I previously wrote, we conceived of and began to implement a strategy pursuant to which we set out to diversify our product and distribution channels, vertically integrate certain aspects of our business and become a brand owner. Just seven months since closing on the acquisition of Rio Garment, we can point to accomplishments and positive trends in each of these areas.

Rio Garment provides a dynamic and growing base to our business, entry into the vertical specialty store channel (which is 22% larger than the *combined* department and chain store channel), and by way of being vertical, the ability to hit key price points in t-shirts (of which 3.2 billion were sold last year). Since consummating the acquisition, Hampshire and Rio Garment have worked together on opportunities with major retailers for t-shirts and sweaters. These developments represent important milestones in our plan to diversify and grow our sales by way of cross-selling. Best of all, this is only the start of what we can jointly accomplish. Positioned as a quality apparel manufacturer in the western hemisphere, Rio continues to benefit from several strategic advantages; we can leverage its abundant labor supply, proximity to the U.S. and supply chain relationships to do an incredibly wide variety of things, many of which we are only just beginning to formulate.

By exiting the margin-challenged JOE® and Alexander Julian Colours® businesses and focusing on Dockers®, a true global brand, across all tops categories, we have changed the face of the Hampshire Brands business while creating meaningful growth prospects and securing relationships across multiple retailers. Further, by emphasizing categories beyond our traditional sweaters, we have positioned the company to be a year round provider, thereby enabling us to act strategically with our retail partners in running profitable businesses. Put more simply, we are securing our relevance and positioning ourselves back onto retailers' and brand owners' short lists of potential new partners—by way of example, we have successfully placed our new Panama Jack® business at national retailers, including Wal-mart, and we have used our private label initiatives to open several accounts. Even in my most ambitious plans, I did not conceive that in just one year we could go from selling almost exclusively sweaters to an assortment including island-themed t-shirts and board shorts, on the one hand, and great knit and woven tops bearing an iconic brand name, on the other hand.

We started the scott james® brand less than two years ago during a historically difficult retail environment for even the most well-established brands. Despite the strong headwinds, I am pleased with the progress we have made: we are on the floor of several Bloomingdales stores with more expected by year-end, we are selling many of the best specialty retailers in the country, we are frequently mentioned in leading fashion and industry publications, we are growing our direct-to-consumer sales by way of scottjamesonline.com and our Boston store, we are just a couple months away from opening a shop in partnership with a ninety year old mainstay of fashionable men in the Southeast--Shaia's of Birmingham--and we are growing our sales outside of the U.S. As further evidence of our success to date, just last month, we won the 2012 Travel + Leisure award for "Best Men's Travel Fashion".

In just one year, Hampshire Group has executed a complete 180° turn in terms of our prospects and relevancy-- we are now a growth-oriented, vertically integrated sportswear company with a portfolio of private label and owned and licensed brands. Each of us at Hampshire is committed to redoubling our efforts to ensure that our three complementary strategies reach their full potential. Individually, they are each interesting; taken together, they make for a powerful, diversified and compelling corporation. 2011 was a year of transformation, 2012 will be a year of transition as these many initiatives gain traction and we believe 2013 should be the year in which our new business model demonstrates its potential with upside to come thereafter. While executing our plan, you should expect us to continue to curtail expenses and enhance efficiencies.

The management and board of directors of the company remain fully committed to improving shareholder value. We believe the strategic moves we've made, the operational execution we continue to focus on and our balance sheet strength yield a business worth a considerable amount. I am extremely grateful to my colleagues for their tireless efforts to advance our cause. I look forward to continuing to provide updates and thank you, our shareholders, for your support.

Respectfully,

Heath L. Golden

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to _________

Commission File Number: 000-20201

HAMPSHIRE GROUP, LIMITED

(Exact name of registrant as specified in its charter)

Delaware	**06-0967107**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
114 W. 41st Street, New York, New York	**10036**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (212) 840-5666

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act:
(Title of Class)
Common Stock, $0.10 par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted to its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if Smaller Reporting Company)	Smaller Reporting Company ☒

Indicate by check mark whether registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of July 2, 2011, the aggregate market value of the voting and non-voting Common Stock held by non-affiliates of the registrant was $21,363,386. Such aggregate market value was computed by reference to the closing sale price of the Common Stock as reported on the OTC Markets, a centralized quotation service that collects and publishes market maker quotes for over-the-counter securities, on such date. For purposes of making this calculation only, the Registrant has defined "affiliates" as including all directors and executive officers, but excluding any institutional stockholders owning more than ten percent of the Registrant's Common Stock.

Number of shares of Common Stock outstanding as of March 5, 2012: 7,126,988

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the Registrant's Definitive Proxy Statement, relative to our 2012 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year, are incorporated by reference into Part III of this Annual Report on Form 10-K.

HAMPSHIRE GROUP, LIMITED

ANNUAL REPORT ON FORM 10-K

For the Fiscal Year Ended December 31, 2011

"SAFE HARBOR" STATEMENT
UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

From time to time, we make oral and written statements that may constitute "forward looking statements" (rather than historical facts) as defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission (the "SEC") in its rules, regulations and releases, including Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We desire to take advantage of the "safe harbor" provisions in the Private Securities Litigation Reform Act of 1995 for forward looking statements made from time to time, including, but not limited to, the forward looking statements made in this Annual Report on Form 10-K (the "Annual Report"), as well as those made in other filings with the SEC.

Forward looking statements can be identified by our use of forward looking terminology such as "may," "will," "expect," "anticipate," "estimate," "believe," "continue," "forecast," "foresee," or other similar words. Such forward looking statements are based on our management's current plans and expectations and are subject to risks, uncertainties and changes in plans that could cause actual results to differ materially from those described in the forward looking statements. Important factors that could cause actual results to differ materially from those anticipated in our forward looking statements include, but are not limited to, those described under "Risk Factors" set forth in Item 1A of this Annual Report.

We expressly disclaim any obligation to release publicly any updates or any changes in our expectations or any changes in events, conditions or circumstances on which any forward-looking statement is based.

As used herein, except as otherwise indicated by the context, the terms "Hampshire," "Company," "we," and "us" are used to refer to Hampshire Group, Limited and our wholly-owned subsidiaries.

PART I.

Item 1. Business.

Company Overview

General

Hampshire Group, Limited is a provider of fashion apparel across a broad range of product categories, channels of distribution and price points. As a holding company, we operate through our wholly-owned subsidiaries, Hampshire Brands, Inc., Rio Garment S.A. and scott james, LLC. We were established in 1976 and are incorporated in the state of Delaware.

Hampshire Brands designs and markets men's sportswear to department stores, chain stores and mass market retailers under licensed brands, our own proprietary brands and the private labels of our customers. Among others, we offer a full sportswear assortment under the JOE Joseph Abboud® brand (under an agreement that will terminate on December 31, 2012), sweaters under the Geoffrey Beene® brand, a full tops assortment under the Dockers® brand and a t-shirt and board short assortment under the Panama Jack® brand, all of which are licensed, as well as a full sportswear assortment under our proprietary Spring + Mercer® brand and a private label sweater offering to vertical specialty retailers under their private labels.

The scott james® brand is a designer apparel collection for men, which includes a full sportswear offering. It is sold primarily through upscale department and specialty stores, one owned retail location and online at www.scottjamesonline.com.

Rio, acquired August 25, 2011, is a Honduras-based apparel manufacturer, designing, sourcing and manufacturing knit tops for men, women and children, which are sold to retailers and distributors, primarily in the United States.

Recent Initiatives

The 2011 economic environment remained challenging and was characterized by, among other things, restrained consumer spending, weak credit market conditions and inflationary pressures on our cost of goods. These new economic realities reinforced the need for promotional pricing and led retailers to grow their own private label brands at the expense of national brands in an effort to preserve gross margin dollars in the face of rising costs of goods and stagnant out the door prices. We have taken significant steps to respond and align ourselves accordingly within the industry, including:

- ***Disposition of the women's businesses***. In May 2011, we announced a significant shift in our growth strategy to focus on leveraging our operating platform in the men's business and actively pursue other strategic opportunities. On May 5, 2011, in connection with this new strategic direction, we sold our women's businesses, Hampshire Designers and Item-Eyes, in two separate transactions for a total purchase price of $12.3 million plus inventory before consideration of certain transaction costs and assets and liabilities that were not sold.
- ***Acquisition of Rio.*** On August 25, 2011, we reached a significant milestone with the acquisition of Rio for an aggregate purchase price of approximately $21.6 million. The acquisition was accretive to our 2011 operating results and we believe it will be a major contributor to our goal of achieving profitability and building shareholder value. We believe the acquisition will provide a significant opportunity to grow our core business into the fast-growing vertical specialty store channel and also allow us to leverage our existing operating platforms to expand Rio's business into the department and chain store channels. We are already experiencing such benefits through the sale of sweaters into the vertical specialty store channel and t-shirts into the chain store channel.
- ***Expansion of Dockers® license to include all tops categories.*** On January 9, 2012, we entered into a multi-year licensing agreement with Dockers® for its men's "good" category tops in the United States. As part of this agreement, we oversee the production, sales and distribution of the line, beginning with Fall 2012, to certain chain and department stores including Kohl's, JCPenney and Sears. The woven and knit line will include button down shirts, polos, fleece tops and t-shirts. We believe that these additional categories complement and strengthen the marketability of our Dockers® sweater offering and, taken together, help to ensure we have a compelling international brand to offer to retailers.

- ***Broadening our customer base and diversifying our sales channels.*** We continue to remain focused on exploring opportunities to grow our sales and expand our retail relationships, both domestically and internationally. The launch of scott james® in 2010 marked an important step in our ongoing mission to strengthen and deepen our retail relationships. We continued through 2011 to build brand recognition and market presence, as demonstrated by a new customer relationship with Bloomingdale's and, as a step toward international growth, increasing our sales in Canada. Further, we have begun new customer relationships with Wal-Mart and Kmart through our Panama Jack business and through our private label offering have started new customer relationships with vertical specialty stores, such as Men's Wearhouse and Buckle.

Our Products

We significantly enhanced and diversified our product lines in 2011. Our expanded product line and capabilities through the acquisition of Rio and development of scott james® permit us to supply many more departments of our existing customers and helps us attract new customers.

The emphasis with every garment we offer is a compelling product that features high quality and good value. The recent diversification and expansion of our product offerings allows us to participate in a range of retail price points from "main floor" traditional styles to fashion forward designer styles.

Our Strengths

We believe that we occupy a strong competitive position in a consolidating industry, which we plan to further solidify through:

Business Focus. We continually review our portfolio of labels, business lines and divisions to evaluate whether they meet profitability and performance requirements and are in line with our business focus. Thus far during 2012, we have expanded the product categories under our Dockers® license and entered into a Panama Jack® license. In 2011, we discontinued and sold the women's businesses and acquired Rio. During 2010, upon the acquisition of certain assets, we launched the scott james® label.

Solid Infrastructure. We are recognized by leading retailers for our compelling product design, high quality value proposition, sourcing expertise and commitment to customer service, all of which are important components for major retailers. Our international sourcing abilities permit us to deliver trend right, quality product to each of the tiers of distribution we supply, which are primarily located within the United States. The quality of our garments is assured in a variety of ways. Each garment is manufactured using fine quality yarns and undergoes rigorous quality assurance checks. We utilize our own personnel, as well as factory personnel, independent inspection agencies and independent test labs to ensure that our products meet the high quality standards required for our brands.

Extensive and Diverse Retail Relationships. Our relationships with major retailers range from national and regional department stores such as Macy's, Inc. and Belk, Inc., to national chain stores such as JC Penney and Kohl's Department Stores, Inc., to vertical specialty stores such as Aeropostale, Inc., to off-price retailers such as TJ Maxx, a division of The TJX Companies, Inc., and Ross Stores, Inc. These relationships enable our products to reach a large consumer base both in number and in geographical area.

Our Strategy

Hampshire's strategies for the future include leveraging our:

Experienced Design and Sourcing Capabilities. We have and continue to invest in high quality design talent and resources, including designers with years of experience, state of the art design software and seamless, real time data and video connectivity to our China and Honduras locations. Each of these initiatives is aimed at further strengthening our design and sourcing efficiencies to ensure our brands fulfill the demand for high quality, value and trend right product.

Strong Competitive Position. As our retail customers seek to differentiate their assortments from competitors, they are increasingly turning to select designer and exclusive labels. We have demonstrated our value to retailers by offering such well known licensed brands as Geoffrey Beene®, Dockers® and JOE Joseph Abboud® lines. In addition, we are continuing to develop our owned scott james® brand. Also, Rio provides dependable and optimal pricing for the vertical specialty store customers. As we continue to integrate Rio into our business, we believe that we can benefit from considerable cross-selling opportunities and that our acquisition of Rio positions us well with respect to the strong industry trend toward migrating production to the western hemisphere.

Constant Improvement of our Infrastructure. As efficient systems and technologies are critical to meeting our retail customers' needs, we are constantly re-evaluating our infrastructure to obtain additional synergies and efficiencies. As part of the Rio acquisition in 2011, we began the integration process by bringing Rio onto certain reporting and operating platforms. Rio is also in the process of implementing a state of the art enterprise resource planning system that will further enhance and improve Rio's operating capabilities.

Growth Opportunities in Existing and New Channels. We are focused both on growing our sales to retailers in the moderate department and chain store channel, as well as actively exploring new sales channels including international, vertical specialty stores and direct-to-consumer. Our efforts with scott james® and the acquisition of Rio mark an important starting point for us in this respect.

Organization

We have a long history of supplying men's branded and private label apparel to the department stores and national chains throughout the United States. We utilize our own sales force and contract third party salespersons to sell our product. With our established international sourcing relationships, we have the ability to respond quickly to changing fashion trends. We believe that the acquisition of Rio will allow us to continue to build upon our product diversification, sales force and agility within the apparel industry.

Customers

We have long term relationships with many of our customers. Hampshire Brands sells products principally into the moderate price sector of most major department and chain stores in the United States. Over the past few years, we have seen a decrease in the number of our significant retail customers due to consolidation and bankruptcy filings by several customers. scott james® sells products primarily to upscale specialty stores. Rio sells primarily to the vertical specialty store channel. Sales for continuing operations to our three largest customers in 2011, Aeropostale, JC Penney and Kohl's represented 30%, 28% and 16%, respectively, of total annual sales. These same three customers represented 0%, 44% and 22%, respectively, of total sales during 2010. For each of the last two years, more than 99% of our sales from continuing operations were to customers located in the United States.

Suppliers

Hampshire Brands and scott james® primarily use foreign suppliers for their raw materials and product manufacturing. During 2011, the majority of our products were produced by independent manufacturers located in Southeast Asia. Keynote Services, Limited, our subsidiary based in China, assists with our sourcing needs and provides quality control. Rio primarily purchases raw materials, including yarn and fabric, from suppliers in the United States. Fabric is also purchased locally in Honduras. Purchased fabric is used in the manufacturing process at our facility located in Honduras. We outsource the yarn to fabric production to third party manufacturers.

Competition

The apparel market remains highly competitive. Competition is primarily based on design, price, quality and service. While we face competition from domestic manufacturers and distributors, our primary competition comes from private label programs of the internal sourcing organizations of many of our customers and factories located in Southeast Asia.

Our ability to compete is enhanced by our in-house design capabilities and our international sourcing relationships. Our launches of both Dockers® in additional categories and of scott james®, as well as the acquisition of Rio are the most recent examples of our ongoing efforts to deploy our financial resources in a manner that helps develop a competitive advantage by broadening our apparel offerings and product lines to reach multiple tiers of distribution.

Seasonality

Our product mix has historically included a high concentration of sweaters, which causes seasonality in our business as approximately 92% of our 2011 net sales occurred in the third and fourth quarters. Inventory begins to rise in the second quarter and typically peaks during the third quarter before descending to its cyclical low in the fourth quarter. Trade receivable balances rise commensurately with sales. Cash balances follow this cycle as inventory is purchased, product is sold, and trade receivables are collected. Funding inventory and pending trade receivable collections deplete cash balances and may require draws from our revolving credit facility in the third or fourth quarters. Our income or loss from continuing operations has generally been correlated with revenue, as a large percentage of our profits have historically been generated in the third and fourth fiscal quarters.

In 2012, this degree of seasonality is expected to decline due to the acquisition of Rio which has typically had a more even distribution of sales throughout the year. Beyond 2012, we expect seasonality to decline even further due to our expanded Dockers® offering in multiple product categories.

Manufacturing

Rio's manufacturing platform primarily supports the vertical specialty store channel. Our manufacturing operations begin with the purchase of fabric and other raw materials from third party suppliers. The fabrics are ultimately sewn into finished garments at our textile facility or at third party contractors located in Honduras. Rio also purchases yarn and outsources fabric production to third parties, where upon completion, the fabric returns to the Rio facility for production. Our garments may also be embellished and prepared for retail (with any combination of services, including ticketing, hang tags and hangers). For a description of risks associated with our operations located outside the United States, see Item 1A. Risk Factors.

Effects of Changing Prices

We are subject to increased prices for the products we source. We have historically managed our gross margin by achieving sourcing efficiencies, controlling costs in other parts of our operation and, when appropriate, passing along a portion of our cost increases to our customers through higher selling prices. We confront inflationary pressures in transportation costs, labor and materials.

Backlog

Our sales order backlog for continuing operations as of March 2, 2012 was approximately $67.7 million compared to approximately $61.7 million as of March 4, 2011. The timing of the placement of seasonal orders by customers affects the backlog; accordingly, a comparison of backlog from year to year is not necessarily indicative of a trend in sales for the year. The backlog as of March 2, 2012 is expected to be filled during 2012.

Trademarks and Licenses

We consider our owned trademarks to have significant value in the marketing of our products. In addition, we have entered into licensing agreements to manufacture and market apparel under certain labels for which we pay royalties based on the volume of sales. The licensing agreements are generally for three year terms. We do not own any patents.

Research and Development Activities

During the last two fiscal years, we did not spend any significant amounts on research and development activities.

Electronic Information Systems

In order to schedule production, fill customer orders, transmit shipment data to our customers' distribution centers and invoice electronically, we have developed a number of integrated electronic information systems applications. Approximately 64% of our customer orders for 2011 were received electronically. In some instances, our customers' computer systems generate these orders based on sales and inventory levels. We electronically send advance shipment notices and invoices to our customers, which result in the timely update of their inventory levels.

Credit and Collection

We manage our credit and collection functions by approving and monitoring our customers' credit limits. Credit limits are determined by past payment history and financial information obtained from credit agencies and other sources. The majority of high risk accounts are factored without recourse, if possible, with financial institutions to reduce our credit risk exposure. We believe that our review procedures and our credit and collection staff have contributed significantly toward minimizing our losses from bad debt.

Governmental Regulation and Trade Agreements

The apparel industry and our business are subject to a wide variety of international trade agreements as well as federal, state and local regulations. We believe we are in compliance in all material respects with these agreements and regulations.

International trade agreements in particular can have a significant impact on the apparel industry and consequently on our business. These agreements generally provide for tariffs, which impose a duty charge on the product being imported, and quotas, which limit the amount of a product that may be imported from a specific country, both of which increase the cost of importing a product.

Primary among the trade agreements existing between the United States and certain foreign countries is the World Trade Organization ("WTO"), which is the governing body for international trade among the 151 originating member countries, including the United States. Effective January 1, 2005, all such quota restrictions involving trade with WTO member countries were terminated. In addition to the WTO, apparel imports into the United States are affected by other trade agreements and legislation, including the Dominican Republic – Central American Free Trade Agreement and the North American Free Trade Agreement, which has eliminated all apparel tariffs and quotas between the member countries and legislation granting similar trade benefits to 23 Caribbean countries. Further, Congress passed the African Growth and Opportunity Act in 2000, which gave 38 countries in sub-Saharan Africa similar trade privileges on apparel and certain other products exported to the United States.

Rio is authorized to operate under the Honduran Free Trade Zone Regime ("FTZ"). Therefore, Rio qualifies for exemption from Honduran customs duties, charges and surcharges, internal consumption, production sales tax and other excise taxes on imported and exported goods. Rio is also exempt from municipal taxes, asset taxes and income taxes, provided that Rio does not benefit from income tax exemption granted in another country. In order to maintain the FTZ exemption, Rio must export at least 95% of its annual production. Rio currently exports 99% of its production.

Compliance with Environmental Laws

We believe that we are in compliance with applicable environmental laws and that such compliance will not have a major adverse financial impact on us. We further believe that there are no environmental matters that are likely to have a significant financial impact on us. There can be no assurance, however, that future changes in federal, state, or local regulations, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional expenditures. Similarly, while we are not currently aware of any violations, the extent of our liability, if any, for past failures to comply with laws, regulations and permits applicable to our operations cannot be determined and could have a material adverse effect on our operations, financial condition or liquidity.

Employees

As of March 8, 2012, we employed approximately 1,100 full-time employees in Honduras, 90 full-time employees in the United States and 25 full-time employees in China. We believe our relationship with our employees is good. We have invested significant time and resources in ensuring that the working conditions in our Honduras facility meet or exceed the standards imposed by the relevant governing laws. In addition, we have proactive programs to promote workplace safety, personal health and employee wellness.

Available Information

Our periodic and current reports, including amendments to such reports as filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available, free of charge, on our website, www.hamp.com, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Information contained on our website is not and should not be deemed a part of this Annual Report or a part of any other report or filing with the SEC.

Item 1A. Risk Factors.

In addition to the risks that are described below, there may be risks that we do not yet know of or that we currently think are immaterial that may also impair our business. If any of the events or circumstances described as risks below or elsewhere in this report actually occur, our business, results of operations or financial condition could be materially and adversely affected. The following risks, as well as other information contained herein, including our consolidated financial statements and notes thereto, should be carefully considered in evaluating our business and any investment in our common stock.

The apparel industry is heavily influenced by general economic cycles that affect consumer spending. A prolonged period of depressed consumer spending would have a material adverse effect on us.

The apparel industry has historically been subject to cyclical variations, recessions in the general economy and uncertainties regarding future economic prospects that affect consumer spending habits, which could negatively impact our business. The success of our operations depends on a number of factors impacting discretionary consumer spending, including general economic conditions, consumer confidence, wages and unemployment, housing prices, consumer debt, interest rates, fuel and energy costs, taxation and political conditions. A downturn in the economy may affect consumer purchases of our products and adversely impact our growth and profitability.

We use foreign suppliers for our raw materials and the manufacture of products for our men's division and our operations include a manufacturing facility based in Honduras, which poses risks to our business operations.
During 2011, the majority of our products were produced by independent manufacturers located outside the United States and an increasing portion of our production takes place in Honduras. Although no single supplier is critical to our production needs, any of the following could adversely affect the production and delivery of our products and, as a result, have an adverse effect on our business, financial condition and results of operations:

- political or labor instability in countries where contractors and suppliers are located;
- political or military conflict involving the United States;
- heightened terrorism security concerns, which could subject imported goods to additional, more frequent or more thorough inspections, leading to delays in deliveries or impoundment of goods for extended periods;
- a significant decrease in availability or increase in cost of labor or raw materials, particularly in cotton or petroleum based synthetic fabrics;
- impact of the global economic downturn on third party factories and their viability;
- disease epidemics and health related concerns which could result in closed factories, reduced workforces and scrutiny or embargo of goods produced in infected areas;
- imposition of regulations, quotas or duties relating to imports, which, among other things, could limit our ability to produce products in cost effective countries that have the labor force and expertise required;
- any action that may change the foreign currency exchange rate against the dollar or permit the exchange rate to float; and
- significant fluctuation of the value of the dollar as compared to other foreign currencies.

The occurrence of any, some, or all of these events could have a material adverse impact on our business, operating results and financial condition. There can be no assurance that if a disruption occurred we could replace its manufacturing capacity and/or find other manufacturing resources.

There may not be an established public trading market for the Company's common stock.
There is currently no established public trading market for our common stock. Our common stock is currently quoted on the OTC Markets (formerly known as "Pink Sheets") under the symbol "HAMP.PK". The OTC Markets is a centralized quotation service that collects and publishes market maker quotes for over-the-counter securities in real time. Over-the-counter market quotations, like those on the OTC Markets, reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions. Currently, we are not actively seeking to become listed on the Nasdaq Global Market or any other exchange. There can be no assurance that our common stock will again be listed on the Nasdaq Global Market or any other exchange, or that a trading market for our common stock will be established.

We rely on our key customers, and a significant decrease in business from or the loss of any one of these key customers would substantially reduce our revenues and adversely affect our business.
Aeropostale, JC Penney, Kohl's and Macy's account for a significant portion of our revenues. We do not have long term agreements with any of our customers and purchases generally occur on an order by order basis. A decision by any of our major customers, whether motivated by marketing strategy, competitive conditions, financial difficulties or otherwise, to decrease significantly the amount of merchandise purchased from us or to change their manner of doing business with us, could substantially reduce our revenues and have a material adverse effect on our profitability.

The retail industry has, in the past several years, experienced a great deal of consolidation and other ownership changes and we expect such changes to be ongoing. In the future, retailers may further consolidate, undergo restructurings or reorganizations, realign their affiliations or re-position their stores' target markets. Any of these types of actions could decrease the number of stores that carry our products or increase the ownership concentration within the retail industry. These changes could decrease our opportunities in the market, increase our reliance on a smaller number of customers, and decrease our negotiating strength with them.

Our business has been and could continue to be adversely affected by financial instability experienced by our customers.
During the past several years, various retailers have experienced significant financial difficulties, which have resulted in bankruptcies, liquidations and store closings. Over the last few years, several of our customers, including Goody's, Mervyns, Gottschalks and Boscov's, either reorganized or liquidated. We sell our product primarily to national and regional department stores, and vertical specialty stores in the United States on credit and evaluate each customer's financial condition on a regular basis in order to determine the credit risk we take in selling goods to them. The financial difficulties of a customer could cause us to curtail business with that customer and we may be unable to shift sales to another customer at comparable margins. We may also assume more credit risk relating to receivables of a customer experiencing financial instability. Should these circumstances arise with respect to our customers, our inability to shift sales or to collect on our trade accounts receivable from any one of our customers could substantially reduce our revenues and have a material adverse effect on our financial condition and results of operations.

Chargebacks and margin support payments may have a material adverse effect on our business.
Consistent with industry practice, we may allow customers to deduct agreed upon amounts from the purchase price for sales allowances, co-op advertising, new store opening discounts and other marketing development funds, which in the opinion of management promotes brand awareness. In addition, margin support payments may be required due to lower than anticipated sell through rates, which may be caused by uncontrollable factors, such as general economic conditions, changing fashion trends and weather conditions, as well as controllable factors, such as wholesale prices, design, merchandising and the quality of our goods. During recent years, we have experienced a significant increase in the annual amount of margin support needed for our department and chain store customers. These deductions have a dilutive effect on our business and results of operations since they reduce overall gross profit margins on sales. If our efforts to reduce the trend in our margin support are unsuccessful, we will likely continue to experience significant levels of chargebacks and margin support payments, which may further reduce our profitability resulting in a material adverse effect on our business.

We are dependent upon the revenues generated by our licensing alliances and the loss or inability to renew certain licenses could reduce our revenue and consequently reduce our net income.
We license brands from third parties for specific products. The term of each of our licenses is generally three years and we typically have the opportunity to renew or extend the licenses, which are sometimes conditioned upon our meeting certain sales targets. We may not be able to renew or extend these licenses on favorable terms, if at all. If we are unable to renew or extend any one of these licenses, we could experience a decrease in net sales.

We may not be able to anticipate consumer preferences and fashion trends, which could negatively affect acceptance of our products by retailers and consumers and result in a significant decrease in net sales.
Our failure to anticipate, identify and respond effectively to changing consumer demands and fashion trends could adversely affect acceptance of our products by retailers and consumers and may result in a significant decrease in net sales or leave us with a substantial amount of unsold inventory. Our products must appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to rapid change. We may not be able to continue to develop appealing styles or successfully meet constantly changing consumer demands in the future. In addition, any new products or brands that we introduce may not be received successfully by retailers and consumers. If our products are not received successfully by retailers and consumers and we are left with a substantial amount of unsold inventory, we may be forced to rely on markdowns or promotional sales to dispose of excess inventory. If this occurs, our business, financial condition and results of operations could be materially adversely affected.

If our manufacturers fail to use acceptable ethical business practices, our business could be adversely affected.
We require our manufacturers to operate in compliance with applicable laws, rules and regulations regarding working conditions, employment practices, and environmental compliance. However, we do not control the labor and other business practices of the independent manufacturers of our products. If one of our manufacturers violates labor or other laws or implements labor or other business practices that are generally regarded as unethical in the United States, the shipment of products to us could be interrupted and our reputation could be damaged. Any of these events could have a material adverse effect on our results of operations.

Our business could be harmed if we do not deliver quality products in a timely manner.
Our sourcing, logistics and technology functions operate within substantial production and delivery requirements and subject us to the risks associated with unaffiliated manufacturers, transportation, and other factors. If we do not comply with customer product requirements or meet their delivery requirements, our customers could seek reduced purchase prices, require significant margin support, reduce the amount of business they do with us or cease to do business with us, all of which would adversely affect our business.

If we encounter problems with our distribution system, our ability to deliver our products to the market would be adversely affected.

We rely on third party distribution facilities to warehouse and to ship product to our customers. Due to the fact that substantially all of our product is distributed from a relatively small number of locations, our operations could be interrupted by earthquakes, floods, fires or other natural disasters near our distribution centers. We maintain business interruption insurance, but it may not adequately protect us from the loss of customers. In addition, our distribution capacity is dependent on the timely performance of services by third parties, including transportation of product to and from distribution facilities. If we encounter problems with our distribution system, our inability to meet customer expectations on managing inventory, complete sales and achieve objectives for operating efficiencies could have a material adverse effect on our business.

Labor disruptions at ports or our suppliers' facilities, manufacturers' facilities or distribution facilities may adversely affect our business.

Our business depends on our ability to source and distribute product in a timely manner. As a result, we rely on the free flow of goods on a consistent basis from our suppliers and manufacturers. Labor disputes at various ports or at our suppliers, manufacturers, or our distribution facilities create significant risks for our business, particularly if these disputes result in work slowdowns, lockouts, strikes or other disruptions during our peak importing or manufacturing seasons. An interruption in the flow of goods could have a material adverse effect on our business, potentially resulting in cancelled orders by customers, unanticipated inventory accumulation or shortages and reduced net sales and net income.

We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology could adversely affect our ability to effectively operate our business.

Our ability to manage and maintain our inventory and internal reports and to ship products to customers and invoice them on a timely basis depends significantly on our internally developed enterprise resource planning system, as approximately 64% of our orders are received electronically. The failure of this system to operate effectively or to integrate with other systems or a breach in security of this system could cause delays in product fulfillment and reduced efficiency of our operations, and it could require significant capital investments to remedy any such failure, problem or breach.

We operate in a highly competitive and fragmented industry and our failure to compete successfully could result in a loss of one or more significant customers.

The apparel industry is highly competitive and fragmented. Our competitors include numerous apparel designers, manufacturers, retailers, importers and licensors, many of which have greater financial and marketing resources than we possess. We believe that the principal competitive factors in the apparel industry are:

- brand name and brand identity;
- timeliness, reliability, and quality of product and services provided;
- market share and visibility;
- price; and
- the ability to anticipate customer and consumer demands.

The level of competition and the nature of our competitors vary by product segment with low margin manufacturers being our main competitors in the less expensive segment of the market and with domestic and foreign designers and licensors competing with us in the more upscale segment of the market. Increasingly, we experience competition from our customers' in-house private labels. If we do not maintain our brand names and identities and continue to provide high quality and reliable services on a timely basis at competitive prices, our ability to compete in our industry will be adversely affected. If we are unable to compete successfully, we could lose one or more of our significant customers, which could have a material adverse effect on our sales and financial performance.

We may face challenges in the management of the sales and profitability of any acquisitions that we may make, as well as in integrating the acquired businesses, any of which may negatively impact our business.

As part of our growth strategy, we have acquired and licensed, and in the future, may acquire or license new brands and product categories. We may also make strategic acquisitions in addition to Rio. Acquisitions, including the acquisition of Rio, have inherent risks, including the risk that the projected sales and net income from the acquisition may not be generated, the risk that the integration of the acquired business is more costly and takes longer than anticipated, the risk of diversion of the attention and resources of management, risks associated with additional customer concentration and related credit risk, risks of retaining key personnel and risks associated with unanticipated events and unknown legal liabilities despite the due diligence efforts that we undertake. Any of these risks could have a material adverse effect on our business.

We may be subject to the impairment of acquired intangible assets.
When we acquire a business, a portion of the purchase price of the acquisition may be allocated to goodwill and other identifiable intangible assets. The amount of the purchase price that is allocated to goodwill and intangible assets is determined by the excess of the purchase price over the net identifiable assets acquired. At December 31, 2011 and 2010, our goodwill and intangible assets were approximately $18.6 million and $1.2 million, respectively. We conduct an annual review, and more frequent reviews if events or circumstances dictate, to determine whether goodwill is impaired. We also determine whether impairment indicators are present related to our identifiable intangible assets. If we determine that goodwill or other intangible assets are impaired, we would be required to write down the value of these assets. During 2011, we recorded an impairment charge of $1.2 million in connection with the goodwill related to scott james®.

The ultimate resolution of income and other possible tax liabilities may require us to incur expense beyond amounts reserved on our balance sheet or make cash payments beyond those that we anticipated.
Our historic income and other tax positions may be challenged by the appropriate taxing authorities. We believe that we have provided adequate reserves for these tax positions for all periods open under the applicable statutes of limitations, but a challenge by a taxing authority could prove costly to defend as well as to resolve. If the actual liability for taxes exceeds our reserves, earnings could be materially adversely affected and we may be required to make cash payments beyond what we anticipated.

Rio is authorized to operate under the Honduran Free Trade Zone Regime ("FTZ"). Therefore, Rio qualifies for exemption from Honduran customs duties, charges and surcharges, internal consumption, production sales tax and other excise taxes on imported and exported goods. Rio is also exempt from municipal taxes, asset taxes and income taxes, provided that Rio does not benefit from income tax exemption granted in another country. In order to maintain the FTZ exemption, Rio must export at least 95% of its annual production. Rio currently exports 99% of its production. Although the FTZ is indefinite by nature, subsequent repeal or modification of the FTZ, or any failure to qualify for the aforementioned exemptions, could materially adversely affect our results of operations.

Significant changes to international trade regulations could adversely affect our results of operations.
A large portion of our products are manufactured in Honduras. We therefore benefit from the Dominican Republic – Central America Free Trade Agreement ("DR-CAFTA"). Our claims for duty free or reduced duty treatment under DR-CAFTA and other available programs are largely conditioned on our ability to produce or obtain accurate records, some of which are provided to us by third parties, about production processes and sources of raw materials. Subsequent repeal or modification of DR-CAFTA, or the inadequacy or unavailability of supporting records, could materially adversely affect our results of operations. In addition, our products are subject to foreign competition, which in the past has been faced with significant U.S. government import restrictions. The extent of import protection afforded to domestic apparel producers has been, and is likely to remain, subject to political considerations. The elimination of import protections for domestic apparel producers could significantly increase global competition, which could adversely affect our business. In addition, any failure to comply with international trade regulations could cause us to become subject to investigation resulting in significant penalties or claims or an inability to conduct our business, adversely affecting our results of operations.

We are dependent on certain key personnel, the loss of whom could negatively impact our ability to manage our business and thereby adversely affect our business.
Our future success depends to a significant extent on retaining the services of key executive officers, other key members of management and directors. The loss of the services of any one of these individuals, or any other key member of management, could have a material adverse effect on our business.

The stockholders' rights plan adopted by the Board of Directors in 2008 may inhibit takeovers and may adversely affect the market price of our common stock.
In 2008, our Board of Directors ("Board") approved the creation of our Series A Preferred Stock and adopted a stockholders' rights plan pursuant to which it declared a dividend of one Series A Preferred Stock purchase right for each share of our common stock held by stockholders of record. The preferred share purchase rights will also attach to any additional shares of common stock issued. Initially, these rights will not be exercisable and will trade with the shares of our common stock. Under the rights plan, these rights will generally be exercisable only if a person or group acquires, or commences a tender or exchange offer, for 15% or more of our common stock. If the rights become exercisable, each right will permit its holder to purchase one one-thousandth of a share of Series A Preferred Stock for the exercise price of $33.00 per right. The rights plan also contains customary "flip-in" and "flip-over" provisions such that if a person or group acquires beneficial ownership of fifteen percent or more of our common stock, each right will permit its holder, other than the acquiring person or group, to purchase shares of our common stock for a price equal to the quotient obtained by dividing $33.00 per right by one-half the

then current market price of our common stock. In addition, if, after a person acquires such ownership, we are later acquired in a merger or similar transaction, each right will permit its holder, other than the acquiring person or group, to purchase shares of the acquiring corporation's stock for a price equal to the quotient obtained by dividing $33.00 per right by one-half of the then current market price of the acquiring company's common stock, based on the market price of the acquiring corporation's stock prior to such merger.

The stockholders' rights plan and the associated Series A Preferred Stock purchase rights may discourage a hostile takeover and prevent our stockholders from receiving a premium over the prevailing market price for the shares of our common stock.

Global economic, political and social conditions may harm our ability to do business, increase our costs and negatively affect our stock price.

Global credit and financial markets have experienced extreme disruptions in recent years, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. While the decline in consumer spending has recently moderated, these economic conditions could still lead to continued declines in consumer spending and may have resulted in a resetting of consumer spending habits that makes it unlikely that such spending will return to prior levels for the foreseeable future which in turn may lead to further decreases in our net sales or a material adverse effect on our operating results, financial position and cash flows. Economic conditions have also led to a highly promotional environment and strong discounting pressure from our customers, which have had a negative effect on our revenues and profitability. This promotional environment may continue even after economic growth returns, as we expect that consumer spending trends are likely to remain below historical levels for the foreseeable future.

The price of purchased yarn and other raw materials used by us or our suppliers is prone to significant fluctuations and volatility.

Fluctuations in the price, availability and quality of the fabrics or other raw materials used to manufacture our products could have a material adverse effect on our cost of goods sold or our ability to meet our customers' demands. The prices for fabrics depend largely on the market prices for the raw materials used to produce them. The price and availability of such raw materials may fluctuate significantly, depending on many factors. During the first quarter of 2011, we experienced significant upward pressure on each of the foregoing cost inputs, which resulted in pressure on our gross margin. Whenever possible, we pass along these cost increases to our customers through higher selling prices. Should our customers not accept such increases or should they accept them in the first instance, but fail to achieve higher average unit retails thereby increasing their need for margin support from us, our profitability may be materially adversely affected.

The price of energy and fuel costs are prone to significant fluctuations and volatility which could adversely affect our results of operations.

Our manufacturing operations and those of our suppliers require high inputs of energy, and therefore changes in energy prices directly impact our gross profits. In addition, we incur significant shipping and freight costs to transport goods from our offshore facility and suppliers' offshore facilities to the United States. The cost of energy and fuel fluctuate due to a number of factors outside our control, including government policy and regulation and weather conditions. We continue to focus on manufacturing methods that will reduce the amount of energy used in the production of our products to mitigate risks of fluctuations in the cost of energy. However, significant increases in energy and fuel prices may make us less competitive as compared to others in the industry, which may have a material adverse effect on our results of operations.

Item 1B. Unresolved Staff Comments.

Not Applicable.

Item 2. Properties.

We lease our manufacturing facility, administrative offices, operations center, sales offices, sourcing offices, showrooms and a retail store. Our manufacturing facility is located in San Pedro Sula, Honduras. Our sales offices and showrooms are in New York, New York. Our retail store is in Boston, Massachusetts. We have administrative offices in Anderson, South Carolina, operations centers in New York, New York and Minneapolis, Minnesota, and sourcing offices in Dongguan, China and Hong Kong. We believe that all of our properties are well maintained and suitable for their intended use, with the exception of our New York office. See Item 3. Legal Proceedings.

Item 3. Legal Proceedings.

New York Office Lease

In July 2007, the Company entered into a lease (the "New York Lease") for corporate office space located at 114 West 41st Street, New York, NY 10036 (the "New York Office"). As part of the New York Lease, the landlord ("Landlord") agreed to commence and substantially complete major capital improvements to the common areas of the New York Office by June 2008. After June 2008, if such capital improvements have not been substantially completed, the New York Lease provides, among other things, for a reduction in rent by one half for each day beyond June 30, 2008 that the capital improvements remain incomplete and are not being diligently prosecuted toward completion.

On February 16, 2011, the Company filed a complaint in the Supreme Court, New York County, with respect to the New York Lease. The Company asserted claims against the Landlord of the New York Office and the receiver of such property appointed in connection with a foreclosure action commenced against Landlord by its lender. The complain sought (i) a judgment declaring (a) that the Company is not in default under the New York Lease and (b) that the rent previously paid by the Company represents the full amount of rent; and (ii) for rescission of the New York Lease as of June 30, 2008 by reason of default by the Landlord with respect to a material provision under the New York Lease requiring prompt completion of major capital improvements of the New York Office's common areas. The Supreme Court action was dismissed on December 16, 2011 without prejudice to renew the action if complete relief is not afforded in the Civil Court action.

On February 23, 2011, the court appointed Receiver of the subject propery commenced a non-payment proceeding in the Civil Court of the City of New York against the Company. The Receiver seeks payment of allegedly past due and unpaid rent and additional rent under the New York Lease. The Company vigorously denies that any rent or additional rent is due and owing under the New York Lease and has moved for an order removing this action to the Supreme Court, New York County, and consolidating it with the previously commenced action described above. The motion for removal and consolidation was denied by the Supreme Court and the matter has been proceeding in Civil Court. The Company has filed its answer, affirmative defenses and counterclaims and has moved for discovery in that action dated June 16, 2011. The motion and subsequent cross-motion were argued before the court on July 18, 2011. On October 5, 2011, that court granted the Company's motion for discovery which remains in process. See Item 8. Financial Statements and Supplementary Data *Note 7 – Accrued Expenses and Other Liabilities* and *Note 11 – Commitments and Contingencies* to the audited consolidated financial statements.

The Company is from time to time involved in other litigation incidental to the conduct of its business, none of which is expected to be material to its business, financial condition or operations.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

There is currently no established public trading market for our common stock. Our common stock is currently quoted on the OTC Markets under the symbol "HAMP.PK". The OTC Markets is a centralized quotation service that collects and publishes market maker quotes for over-the-counter securities in real time. Over-the-counter market quotations, like those on the OTC Markets, reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions.

As of March 5, 2012, the Company had 73 stockholders of record of our common stock, although we believe there are a significantly larger number of beneficial owners. The following table sets forth the low and high sales prices of shares of our common stock for each of the quarters of 2011 and 2010 as reported by the OTC Markets:

	2011		2010	
	Low	High	Low	High
First Quarter	$ 3.35	$ 5.00	$ 3.30	$ 4.60
Second Quarter	3.05	4.25	3.88	14.99*
Third Quarter	2.26	3.93	3.85	4.75
Fourth Quarter	1.85	3.20	3.01	4.50

*Intraday sales price on May 7, 2010.

The closing stock price on March 5, 2012 was $2.25.

Any determination to pay dividends will be made by our Board and will be dependent upon our financial condition, results of operations, capital requirements and such other factors as our Board may deem relevant. Our revolving credit facility contains restrictive covenants placing limitations on payment of cash dividends. We did not pay dividends on our outstanding stock during the years ended December 31, 2011 and 2010.

On March 31, 2011 and 2010, shares of Hampshire common stock in the amount of 2,881 and 1,305, respectively, were returned to the Hampshire Group, Limited 2009 Stock Incentive Plan which allows employees to satisfy their applicable withholding tax obligations by using shares of common stock that would otherwise be deliverable upon the vesting of the restricted stock.

See Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters for information regarding our equity compensation plan.

Item 6. Selected Financial Data.

The following selected consolidated financial data should be read in conjunction with Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements, including the related notes, included herein in Item 8. Financial Statements and Supplementary Data. The selected consolidated financial data under the captions *Statement of Operations Data* and *Balance Sheet Data* as of and for the end of each of the years in the five year period ended December 31, 2011 are derived from our consolidated financial statements. The statement of operations data includes results from continuing operations, which excludes the discontinued operations of Hampshire Designers, Item-Eyes, Marisa Christina, Shane Hunter and David Brooks in each year presented. Our historical results are not necessarily indicative of results to be expected in any future period.

	Year Ended December 31,				
(in thousands, except per share data)	2011	2010	2009	2008	2007
Statement of Operations Data:					
Net sales	$86,148	$ 57,318	$ 64,820	$ 69,752	$ 66,147
Gross profit	14,560	9,879	15,030	15,147	17,625
Selling, general and administrative expenses	28,156	16,871	15,910	20,337	18,819
Loss on lease obligation	6,306	—	—	—	—
Restructuring charges	—	—	4,175	215	—
Goodwill impairment loss	1,204	—	—	—	—
Special costs	—	4,481	4,547	3,761	6,613
Tender offer related costs	—	—	2,053	386	—
Loss from operations	$ (21,106)	$ (11,473)	$ (11,655)	$ (9,552)	$ (7,807)
Loss from continuing operations	$ (20,301)	$ (9,471)	$ (5,826)	$ (13,134)	$ (5,822)
Basic loss per share from continuing operations	$ (3.41)	$ (1.70)	$ (1.06)	$ (1.91)	$ (0.74)
Diluted loss per share from continuing operations	$ (3.41)	$ (1.70)	$ (1.06)	$ (1.91)	$ (0.74)
Basic weighted average common shares outstanding	5,941	5,554	5,482	6,884	7,860
Diluted weighted average common shares outstanding	5,941	5,554	5,482	6,884	7,860

	2011	2010	2009	2008	2007
Balance Sheet Data:					
Cash and short term investments	$ 25,801	$ 33,720	$ 33,365	$ 35,098	$ 48,431
Restricted cash	—	2,725	—	—	—
Working capital [1]	35,922	48,098	52,883	51,324	69,034
Total assets	91,060	78,553	86,929	98,706	156,468
Long-term liabilities [1]	23,439	13,948	14,656	14,076	13,304
Total stockholders' equity	42,407	49,402	58,849	64,797	106,544
Book value per share outstanding	5.95	7.81	9.32	11.85	13.56

[1] *Excludes discontinued operations*

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion contains statements that are forward-looking. These statements are based on expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of, among other reasons, factors discussed in the "Safe Harbor" statement on page ii of this report and Item 1A – Risk Factors *and elsewhere in this report. The commentary should be read in conjunction with the consolidated financial statements and related notes and other statistical information included in this report.*

OVERVIEW

The following is a graphical illustration (it does not represent an actual time period, actual revenues, actual cash balances, etc.) of the historical seasonal nature of our business.



Cash & Cash Equivalents
Revenue
Dollars
Operating Income or Loss
Quarters
Q1
Q2
Q3
Q4

Due to the concentration of sweaters in our product mix and the acquisition of Rio in August 2011, our revenues were significant in the third and fourth quarters and accounted for approximately 92% of our 2011 net sales. Typically, for Hampshire Brands, inventory begins to rise in the second quarter and typically peaks during the third quarter before descending to its cyclical low in the fourth quarter. Trade receivable balances rise commensurately with sales. Cash balances follow the cycle as inventory is purchased, product is sold and trade receivables are collected. Funding inventory and pending trade receivable collections deplete cash balances, and may require draws from our revolving credit facility in the third or fourth quarters. Our income or loss from continuing operations has generally been correlated with revenue, as a large percentage of our profits have historically been generated in the third and fourth fiscal quarters.

In 2012, this degree of seasonality is expected to decline due to the acquisition of Rio which has typically had a more even distribution of sales throughout the year. Beyond 2012, we expect seasonality to decline even further due to a multi-year licensing agreement, entered into in 2012 with Dockers®, that involves their woven and knit line which will include button down shirts, polos, fleece tops and tees.

We are a provider of fashion apparel across a broad range of product categories, channels of distribution and price points. As a holding company, we operate through our wholly-owned subsidiaries, Hampshire Brands, Inc., Rio Garment S.A. and scott james, LLC. We were established in 1976 and are incorporated in the state of Delaware.

Hampshire Brands designs and markets men's sportswear to department stores, chain stores and mass market retailers under licensed brands, our own proprietary brands and the private labels of our customers. Among others, we offer a full sportswear assortment under the JOE Joseph Abboud® brand (under an agreement that will terminate on December 31, 2012), sweaters under the Geoffrey Beene® brand, a full tops assortment under the Dockers® brand and a t-shirt and board short assortment under the Panama Jack® brand, all of which are licensed, as well as a full sportswear assortment under our proprietary Spring + Mercer® brand and a private label sweater offering to vertical specialty retailers under their private labels.

The scott james® brand is a designer apparel collection for men, which includes a full sportswear offering. It is sold primarily through upscale department and specialty stores, one owned retail location and online at www.scottjamesonline.com.

Rio, acquired on August 25, 2011, is a Honduras-based apparel manufacturer, designing, sourcing and manufacturing knit tops for men, women and children, which are sold to retailers and distributors, primarily in the United States.

Our primary strength is our ability to design, develop, source and deliver quality products within a given price range, while providing superior levels of customer service. Our diversification of product lines allows for vertical integration through Rio, multi-category licensing through Hampshire Brands and owned lifestyle ways through scott james®. We have developed international sourcing abilities that permit us to deliver quality merchandise at competitive prices to our customers.

The apparel market is highly competitive. Competition is primarily based on product design, price, quality and service. We face competition from apparel designers, manufacturers, importers, licensors and our own customers' private label programs, many of which are larger and have greater financial and marketing resources than we have available to us.

The 2011 economic environment remained challenging and was characterized by, among other things, restrained consumer spending, weak credit market conditions and inflationary pressures on our cost of goods. Additionally, these new economic realities reinforced the need for promotional pricing and led retailers to grow their own private label brands at the expense of national brands in an effort to preserve gross margin dollars in the face of rising costs of goods and stagnant out the door prices. We have taken significant steps to respond and align ourselves accordingly within the industry, including:

- ***Disposition of the women's businesses***. In May 2011, we announced a significant shift in our growth strategy to focus on leveraging our operating platform in the men's business and actively pursue other strategic opportunities. On May 5, 2011, in connection with this new strategic direction, we sold our women's businesses, Hampshire Designers and Item-Eyes, in two separate transactions for a total purchase price of $12.3 million plus inventory before consideration of certain transaction costs and assets and liabilities that were not sold.
- ***Acquisition of Rio.*** On August 25, 2011, we reached a significant milestone with the acquisition of Rio. The acquisition was accretive to our 2011 operating results and we believe it will be a major contributor with respect to our goal of achieving profitability and building shareholder value. We believe the acquisition will provide a significant opportunity to grow our core business into the fast-growing specialty store channel and also allow us to leverage our existing operating platforms to expand Rio's business into the department and chain store channels. We are already experiencing such benefits through the sale of sweaters into the vertical specialty store channel and t-shirts into the chain store channel.
- ***Expansion of Dockers® license to include all tops categories.*** On January 9, 2012, we entered into a multi-year licensing agreement with Dockers® for its men's "good" category tops in the United States. As part of this agreement, we oversee the production, sales and distribution of the line, beginning with Fall 2012, to certain chain and department stores including Kohl's, JCPenney and Sears. The woven and knit line will include button down shirts, polos, fleece tops and t-shirts. We believe that these additional categories complement and strengthen the marketability of our Dockers® sweater offering and, taken together, help to ensure we have a compelling international brand to offer to retailers.

- ***Broadening our customer base and diversifying our sales channels.*** We continue to remain focused on exploring opportunities to grow our sales and expand our retail relationships, both domestically and internationally. The launch of scott james® in 2010 marked an important step in our ongoing mission to strengthen and deepen our retail relationships. We continued through 2011 to build brand recognition and market presence, as demonstrated by a new customer relationship with Bloomingdale's and, as a first step toward international growth, increasing sales to Canada. Further, we have begun new customer relationships with Wal-Mart and Kmart through our Panama Jack business, and, through our private label offering, have started new customer relationships with vertical specialty stores, such as Men's Wearhouse and Buckle.

In addition, we believe the following initiatives will better position the Company for the long term.

In October 2010, we entered into an asset based revolving credit agreement that replaced our prior facility in its entirety. The facility provides greater flexibility in the operation of our business. The overall fee structure and interest rates under the facility are at rates comparable to or below the previous credit facility, such that we expect to recognize ongoing savings. See *Liquidity and Capital Resources.*

In connection with the Rio acquisition, the Board was expanded to seven members. Paul M. Buxbaum and Benjamin C. Yogel were appointed to, and Janice E. Page resigned from, the Board. Additionally, on October 17, 2011, Peter H. Woodward was appointed Chairman of the Board.

Stock and Compensation Plans

The Hampshire Group, Limited 2009 Stock Incentive Plan (the "Stock Plan") is designed to assist us in attracting, retaining, motivating and rewarding key employees, officers, directors and consultants, and promoting the creation of long term value for stockholders of the Company by closely aligning the interests of these individuals with those of our stockholders. The Stock Plan permits us to award eligible persons nonqualified stock options, restricted stock and other stock-based awards. In connection with the adoption of the Stock Plan, the Board authorized 880,000 shares of restricted stock under the Stock Plan and initially approved grants totaling 862,500 shares, which consisted of grants to certain employees, managers, named executive officers and directors. Ten percent of each award of restricted stock is subject to time-based vesting with the remaining 90% of each award subject to performance-based vesting. As of December 31, 2011, the Company had approximately 502,000 shares of restricted stock awards outstanding. See Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters for information regarding our equity compensation plan.

Separate from the Stock Plan, we granted to our chief executive officer 100,000 stock options (the "Options") and 100,000 restricted stock units ("RSUs"), each on May 2, 2011, and 150,000 restricted shares of Hampshire Common Stock (the "Restricted Stock") on August 25, 2011. The Options expire ten years from the grant date and vest ratably over two years following the grant date. One-third of the Options vested on the grant date and the remaining two-thirds were unvested as of December 31, 2011. Each RSU represents the right to receive one share of the Company's common stock upon settlement. The RSUs will vest and settle ratably over two years following the grant date. The shares of Restricted Stock will vest ratably over two years following the grant date. Each of these stock awards are subject to the chief executive officer's continued service through the applicable vesting dates.

In addition, we adopted the Hampshire Group, Limited 2010 Cash Incentive Bonus Plan (the "Bonus Plan") pursuant to which we will grant annual performance-based bonuses to certain employees, managers and named executive officers. The goal of the Bonus Plan is to align the annual interests of our management and other key employees with those of the Company and our stockholders by providing a cash bonus incentive for meeting annual goals set by the Board. Target bonus amounts under the Bonus Plan will be a percentage of each participant's base salary and actual bonus amounts paid under the Bonus Plan will depend on the extent to which annual performance metrics are achieved.

See Item 8. Financial Statements and Supplementary Data *Note 14 – Stock Plans, Compensation Plans and Retirement Savings Plan* to the audited consolidated financial statements for additional discussion of these events.

Acquisition of Rio

On August 25, 2011, we acquired Rio by way of a merger for an aggregate purchase price of approximately $21.6 million (the "Merger"). Upon closing, we paid the former Rio equity holders, a total of $7.0 million in cash, $3.5 million of which was deposited into an escrow account pending certain adjustments. Approximately $0.4 million due from escrow relating to a purchase price adjustment is recorded in *Other receivables* as of December 31, 2011. Additionally, we issued to the former Rio equity holders, an aggregate of $2.6 million in Hampshire common stock, par value, $0.10, and held back an additional $6.5 million of Hampshire common stock, par value, $0.10, (1,781,798 shares) for potential post-closing purchase price adjustments and indemnification claims. We also paid in cash certain liabilities of Rio totaling approximately $5.9 million. We financed the cash portion of the acquisition with cash on hand. See Item 8. Financial Statements and Supplementary Data *Note 2 – Acquisitions* to the audited consolidated financial statements for additional discussion of this event.

Discontinued Operations

We continually review our portfolio of labels, business lines and divisions to evaluate whether they meet profitability and performance requirements and are in line with our business focus. As a part of this review, we disposed and discontinued operations of certain divisions as outlined below.

On May 5, 2011, we completed the sale of our women's businesses in two separate transactions to LF USA Inc., a subsidiary of Hong Kong-headquartered multinational Li & Fung Limited, and KBL Group International Ltd., for a total purchase price of $12.3 million plus the value of the inventory being sold in the transaction. As part of the agreements, LF USA Inc. acquired our Hampshire Designers business, whose brands include Designers Originals®, Mercer Street Studio® and Hampshire Studio®. KBL Group International Ltd. acquired our Item-Eyes business, whose brands include Requirements® and RQT®.

As a part of the transactions, we sold the related inventory, as well as customer and production purchase orders and certain other assets. Further, severance costs resulting from the transactions were approximately $0.9 million. In both cases, we retained ownership of our accounts receivable relating to the shipments prior to the closing date. Excluding production purchase orders, liabilities incurred prior to the sale remained with us. Net of severance and transaction costs, among other things, we recognized a $11.8 million gain on the sale of the women's businesses.

In accordance with accounting principles generally accepted in the United States ("GAAP"), our consolidated financial statements reflect discontinued operations separately on the results of operations and financial position. For the year ended December 31, 2011, we had income from discontinued operations, net of taxes, of $10.3 million compared to a loss of $0.2 million for the year ended December 31, 2010. See Item 8. Financial Statements and Supplementary Data *Note 16 – Dispositions and Discontinued Operations* to the audited consolidated financial statements for additional discussion of these events.

RESULTS OF CONTINUING OPERATIONS

Years ended December 31, 2011 and 2010

Net Sales

Net sales increased by 50.3% to $86.1 million in 2011 from $57.3 million in 2010. The reconciliation of net sales is outlined in the table below:

(In thousands)	Annual Rate/Volume Dollars	Percentage of 2010
Net sales for the year ended December 31, 2010	$ 57,318	100.0%
Volume	69,966	122.1%
Average selling prices	(41,136)	(71.8%)
Net sales for the year ended December 31, 2011	$ 86,148	150.3%

The $28.8 million increase in net sales over the same period last year was due to the inclusion of Rio's net sales of $29.2 million from August 25, 2011 to December 31, 2011. Rio sells a higher volume of units at a lower price point than Hampshire Brands. Hampshire Brands sold less units, but at a higher price per unit, and therefore, its net sales remained comparable to $56.9 million in the prior year period. We believe the inclusion of Rio will continue to have an accretive impact to our net sales in 2012.

Gross Profit
Gross profit for 2011 was $14.6 million compared with $9.9 million for the same period last year, which reflected the increase in net sales. The overall gross profit percentage decreased slightly to 16.9% of net sales for 2011 compared with 17.2% for the same period last year, due to the addition of Rio, offset by slight decreases in the Hampshire Brands and scott james® gross profit percentages. Cost of goods sold increased 50.9% to $71.6 million for the year ended December 31, 2011 from $47.4 million for the year ended December 31, 2010. This increase reflected significantly higher volume of units sold due to the acquisition of Rio and the rising costs in transportation, labor and materials. Despite the likelihood of rising costs of transportation, labor or materials going forward, we believe Rio will continue to have a positive impact on our gross profit in 2012.

Selling, General and Administrative Expenses
Selling, general and administrative expenses for the year ended December 31, 2011 were $28.2 million compared with $16.9 million for the same period last year. The $11.3 million increase is primarily the result of $4.9 million of overhead costs classified as continuing operations for the current year that were absorbed by the women's division in the prior year and acquisition costs of $2.1 million incurred for Rio. In addition, professional expenses increased $1.1 million from the prior period due to increased legal fees associated with the New York office lease, consulting fees relating to scott james® branding and the integration of Rio's operations. Also, shipping and freight costs and compensation costs increased by $1.3 million and $0.9 million, respectively, primarily related to Rio. We also received a one-time, non-cash benefit during the prior year in the amount of $1.0 million reflecting a favorable change in the New York office lease rent accrual.

Loss on Lease Obligation
In November 2011, Hampshire employees and office equipment were completely vacated from two of the five floors leased at the New York office. GAAP requires that the fair value of the liability for costs that will continue to be incurred under an operating lease for its remaining term without economic benefit to the entity shall be recognized at the cease-use date based on the remaining lease rentals, adjusted for the effects of any prepaid or deferred items recognized under the lease, and reduced by estimated sublease rentals that could be reasonably obtained for the property, even if the entity does not intend to enter into a sublease. We recorded a loss on lease charge of $6.3 million during the fourth quarter of 2011, net of the release of deferred rent attributable to the vacant space. A total loss on lease obligation for the New York office lease of $7.9 million was recorded on the balance sheet as of December 31, 2011. See Item 8. Financial Statements and Supplementary Data *Note 8 – Other Long-term Liabilities.*

Goodwill Impairment Loss
Goodwill is tested for impairment at least on an annual basis and otherwise when warranted. We determined during the second quarter of 2011 that an impairment test was triggered. The impairment test involves a comparison of the fair value of its reporting unit as defined under GAAP to carrying amounts. If the reporting unit's aggregated carrying amount exceeds its fair value, then an indication exists that the reporting unit's goodwill may be impaired. The impairment to be recognized is measured by the amount by which the carrying value of the reporting unit being measured exceeds its fair value, up to the total amount of its assets. Based upon tests performed, we recorded an impairment charge of $1.2 million in connection with the goodwill related to scott james®. See *Critical Accounting Policies and Estimates* and Item 8. Financial Statements and Supplementary Data *Note 6 – Goodwill and Intangible Assets* and *Note 13 – Fair Value Measurements.*

Special Costs
In 2006, the Audit Committee of the Board commenced an investigation related to, among other things, the misuse and misappropriation of assets for personal benefit, certain related party transactions, tax reporting, internal control deficiencies, financial reporting and accounting for expense reimbursements, in each case involving certain members of our former management. Special costs were higher in the prior period due to activity that led to the resolution of the investigation in August 2010. We have not incurred significant expenses associated with the investigation since that time and do not expect to going forward. See Item 8. Financial Statements and Supplementary Data *Note 1 – Organization and Summary of Significant Accounting Policies* and *Note 12 – Commitments and Contingencies* to the audited consolidated financial statements for additional discussion of these events.

Income Taxes
Our income tax benefit for the year ended December 31, 2011 of $1.0 million was mostly due to the recognition of tax benefits associated with the expiration of certain statutes of limitations that were partially offset by the accrual of additional interest and penalties on remaining income tax reserves.

Our income tax benefit for the year ended December 31, 2010 of $2.4 million was the result of a $1.1 million net benefit that we recorded as a result of a change in U.S. tax laws during the fourth quarter of 2009, allowing us to carry back net operating losses to prior periods, and the net release of $1.3 million of certain tax reserves as a result of expiring statutes of limitations. The carryback extended to periods in which statutes had lapsed thereby re-opening those periods and leading us to re-establish income tax reserves that partially offset the benefit. See Item 8. Financial Statements and Supplementary Data *Note 11 – Income Taxes.*

INFLATION

We are subject to increased prices for the products we source due to both inflation and exchange rate fluctuations. We have historically managed to lessen the impact of inflation by achieving sourcing efficiencies, controlling costs in other parts of our operations and, when necessary, passing along a portion of our cost increases to our customers through higher selling prices. We confront increasing inflationary pressures in our cost of goods, including those caused by rising costs in transportation, labor and materials. If these costs continue to rise at rates higher than those we have historically experienced, there can be no assurance that we will be successful in passing a sufficient portion of such increases onto our customers to preserve our gross profit.

LIQUIDITY AND CAPITAL RESOURCES

Our primary liquidity and capital requirements are to fund working capital for current operations, consisting of funding the seasonal buildup in inventories and accounts receivable and funding markdown allowances. Our primary sources of funds to meet our liquidity and capital requirements include cash on hand, funds generated from operations and borrowings under our revolving credit facility.

On October 28, 2010, we entered into a credit agreement (referred to as the "Credit Facility") with Wells Fargo Capital Finance, LLC ("WFCF"), which replaced our prior facility in its entirety.

On August 15, 2011, we entered into a First Amendment to Credit Agreement and Consent (the "Amendment and Consent") with WFCF. Pursuant to the Amendment and Consent, WFCF, as agent under the Credit Facility consented to the Merger and also waived certain defaults that would otherwise have arisen under the Credit Facility as a result of the Merger.

The Credit Facility is a $50.0 million asset based revolving credit facility, including trade and standby letters of credit, with a $30.0 million sub-limit for letters of credit. The Credit Facility has a term of four years, matures on October 28, 2014, and is secured by substantially all assets of the Company and each of its domestic subsidiaries. Revolving credit loans are limited to a borrowing base, which considers cash deposited into a restricted account, accounts receivable and inventory. The Credit Facility contains customary conditions precedent to each borrowing, including absence of defaults and accuracy of representation and warranties. The Credit Facility contains customary affirmative and negative covenants which include a fixed charge coverage covenant that takes effect only when and so long as we do not meet minimum liquidity requirements that adjust based on the seasonality of our business. The Credit Facility is designed to provide working capital and letters of credit that will be used primarily for the purchase and importation of inventory and for general corporate purposes.

We, at our discretion, may prepay outstanding principal, in whole or part, at any time. The Credit Facility requires prepayment of outstanding obligations and accrued interest upon certain events, including in the event the amount outstanding under the Credit Facility exceeds the borrowing base. The Credit Facility also contains customary provisions that enable WFCF to accelerate payment of outstanding obligations under the Credit Facility upon certain events, including, among others, non-payment of amounts due under the Credit Facility, breach of the fixed charge coverage ratio (which is applicable only so long as we do not meet minimum liquidity requirements), insolvency, bankruptcy, a change of control of the Company and failure to perfect certain liens on the collateral securing the obligations under the Credit Facility. We were in compliance with all covenants related to the Credit Facility as of December 31, 2011.

At December 31, 2011, there were no outstanding borrowings from the Credit Facility with approximately $4.9 million of availability and approximately $25.8 million of cash and cash equivalents that was not included in the availability calculation. The highest level of borrowings outstanding during 2011 was approximately $1.2 million. During 2011 and 2010, borrowings under the Credit Facility were generally repaid on the same day. At December 31, 2011, letters of credit outstanding were approximately $4.7 million as compared to $6.6 million at December 31, 2010, a decrease that is primarily the result of timing in product delivery. The highest balance of letters of credit outstanding during the year ended December 31, 2011 was approximately $18.0 million attained during July 2011, with an average balance outstanding for the year of $9.7 million.

We, in the normal course of business, issue binding purchase orders to secure product for future sales to our customers. At December 31, 2011, these open purchase orders amounted to approximately $20.4 million, of which approximately $1.3 million were covered by open letters of credit. The majority of the purchases made pursuant to open letters of credit will be received during the first six months of 2012. In addition, there were standby letters of credit for approximately $3.4 million related to other matters.

We believe that our cash on hand, borrowings available to us under the Credit Facility and cash flow from operations will provide adequate resources to meet our capital requirements and operational needs for the next twelve months.

CONTRACTUAL OBLIGATIONS

Future contractual obligations related to long-term debt, deferred compensation, non-cancelable operating leases, minimum royalty payments and other obligations at December 31, 2011 were as follows:

Payments Due By Period

(in thousands)	Total	Less than 1	1 – 3 Years	3 – 5 Years	After 5 Years
Long-term debt	$ 41	$ 36	$ 5	$ -	$ -
Operating leases	55,299	5,526	10,581	10,220	28,972
Royalty payments	7,021	3,086	2,296	1,639	-
Standby letters of credit	3,350	3,350	-	-	-
Open purchase orders	20,377	20,377	-	-	-
Other commitments	73	51	14	8	-
Total [(1)]	$ 86,161	$32,426	$12,896	$11,867	$ 28,972

(1) Contingent obligations such as those relating to uncertain tax positions generally do not have specific payment dates and accordingly have been excluded from the above table. We believe that within the next 12 months it is reasonably possible that we could pay an amount less than $0.1 million related to uncertain tax positions, which includes an estimate for interest and penalties.

Net cash used in continuing operating activities was $12.4 million for the year ended December 31, 2011, as compared to $2.5 million of net cash provided by continuing operating activities in 2010. The increase in net cash used by continuing operating activities in 2011 as compared with 2010 was primarily the result of an increase in loss from continuing operations of $10.8 million. In addition, the decrease in the net change of trade accounts receivables of $6.3 million and the decrease in the net change of liabilities of $4.1 million primarily reflect investment in Rio working capital after the acquisition on August 25, 2011.

Net cash used in continuing investing activities was approximately $2.3 million for the year ended December 31, 2011, as compared to net cash used in continuing investing activities of $1.4 million in 2010. The 2011 activity primarily reflects the disposition of the women's businesses in May 2011 and the acquisition of Rio in August 2011. See Item 8. Financial Statements and Supplementary Data *Note 2 – Acquisitions* and *Note – 16 Dispositions and Discontinued Operations.*

Net cash provided by continuing financing activities in the year ended December 31, 2011 was $2.7 million and primarily reflects the decrease in cash collateralized with our previous issuing bank that was used to pay the related letters of credit as needed. In addition, approximately $8.1 million and $4.6 million of cash were restricted temporarily during 2011 in connection with the acquisition of Rio and to collateralize letters of credit in accordance with our Credit Facility, respectively. See Item 8. Financial Statements and Supplementary Data *Note 9 - Borrowings.*

We spent $0.4 million on capital expenditures during 2011, primarily for computer equipment and software for our reporting and operating infrastructure. During 2012, we expect capital expenditures of approximately $1.2 million for machinery, equipment and an enterprise resource planning system at Rio and to continue to support our infrastructure.

OFF-BALANCE SHEET ARRANGEMENTS

We utilize letters of credit and are a party to operating leases. It is currently not our business practice to have material relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates, including those related to allowances for markdowns, customer returns and adjustments, doubtful accounts, inventory reserves, discontinued operations, and income taxes. Management bases its estimates on historical information and experience and on various other assumptions that management believes to be reasonable under the circumstances, the results of which form a basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates because of conditions, which differ from those assumed.

The following critical accounting policies relate to the more significant judgments and estimates used in the preparation of the consolidated financial statements:

Revenue Recognition

Revenues from product sales are recognized when ownership is transferred to the customer, which includes not only the passage of title, but also the transfer of the risk of loss related to the product. At this point, the sales price is fixed and determinable, and we are reasonably assured of the collectability of the sale. The majority of Rio's sales are shipped FOB destination point and revenue is recognized when the goods are received by the customer. The majority of Hampshire Brand's sales are shipped FOB shipping point and revenue is recognized when the customer picks up the goods from our third party warehouse. Shipping and handling charges billed to our customers are not included in net revenue as the related costs are included in selling, general and administrative expenses. Revenues are reported on net sales basis, which is computed by deducting product returns, discounts and estimated returns and allowances. We estimate returns and allowances on an ongoing basis by considering historical and current trends.

Income Taxes

We account for income taxes under the asset and liability method. We recognize deferred income taxes, net of valuation allowances, for the estimated future tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their tax basis and net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We evaluate the realizability of deferred tax assets on a regular basis for each taxable jurisdiction. In making this assessment, we consider whether it is more likely than not that some portion or all of deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider all available evidence, both positive and negative, in making this assessment.

If we determine that we expect to realize deferred tax assets in excess of the recorded net amounts, a reduction in the deferred tax asset valuation allowance would decrease income tax expense in the period such determination is made. Alternatively, if we determine that we no longer expect to realize a portion of our net deferred tax assets, an increase in the deferred tax asset valuation allowance would increase income tax expense in the period such determination is made.

We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit that may potentially be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements.

Intangible Assets
We recorded goodwill and intangibles with definite lives, including customer relationships and non-compete agreements, in conjunction with the acquisition of Rio. These intangible assets are amortized based on their estimated economic lives. Goodwill represents the excess of the purchase price over the fair value of net identified tangible and intangible assets and liabilities acquired, and is not amortized. The annual impairment testing required by GAAP requires us to use our judgment and could require us to write down the carrying value of our goodwill using a two-step process. The first step requires comparing the fair value of the reporting unit with our carrying amount, including goodwill. If that fair value exceeds the carrying amount, the second step of the process is not required to be performed, and no impairment charge is required to be recorded. If that fair value does not exceed that carrying amount, we must perform the second step, which requires an allocation of the fair value of the reporting unit to all assets and liabilities of that unit as if the reporting unit had been acquired in a purchase business combination and the fair value of the reporting unit was the purchase price. The goodwill resulting from that purchase price allocation is then compared to the carrying amount with any excess recorded as an impairment charge.

We conducted our annual impairment analysis in the fourth quarter of 2011 and also evaluated impairment of other intangible assets when events or changes in circumstances indicate the recovery of the carrying amount should be addressed. To determine the fair value of the reporting unit we utilize discounted cash flows, using ten years of projected unleveraged free cash flows and terminal EBITDA earnings multiples. The discounted cash flow valuation uses projections of future cash flows and includes assumptions concerning future operating performance and economic conditions and may differ from actual future cash flows.

Allowances for Customer Returns and Adjustments
We reserve for customer returns, trade discounts, advertising allowances, customer chargebacks and for sales and markdown allowances granted to customers at the end of selling seasons, which enable customers to markdown the retail sales prices on closeout products. The estimates for these allowances and discounts are based on a number of factors, including: (a) historical experience, (b) industry trends and (c) specific agreements or negotiated amounts with customers.

Further, while we believe that we have negotiated all substantial sales and markdown allowances with our customers for the season recently completed, additional allowances for the spring season are anticipated and have been provided for goods shipped prior to year end and others may be requested by customers for the concluded seasons. Likewise, should the performance of our products at retail establishments exceed our historical performance levels and result in favorable settlements of previously reserved amounts, we may reduce our recorded allowances.

Inventory Reserves
We analyze out of season merchandise to determine reserves, if any, that may be required to reduce the carrying value to net realizable value. Additionally, we provide reserves for current season merchandise whose carrying value is expected, based on historical experience, to exceed our net realizable value. Factors considered in evaluating the requirement for reserves include product styling, color, current fashion trends and quantities on hand. Some of our products are "classics" and remain saleable from one season to the next, and therefore, generally, no reserves are required on these products. Rio recognizes reserves on finished goods which are not considered to be first quality. An estimate is made of the market value, less expense to dispose, of products whose value is determined to be impaired. If these products are ultimately sold at less than estimated amounts, additional losses will be recorded. Likewise, if these products are sold for more than estimated amounts, reserves may be reduced.

Other Operating Lease Obligations
We recognize a liability for costs to terminate an operating lease obligation before the end of its term if we no longer derive an economic benefit from the lease. The liability is recognized and measured at its fair value when we determine that the cease use date has occurred and the fair value of the liability is determined based on the remaining lease rentals due, reduced by estimated sublease rental income that could be reasonably obtained for the property. The estimate of subsequent sublease rental income may change and require future changes to the fair value of the liabilities for the lease obligations.

Discontinued Operations
We have reclassified from continuing operations the results of operations and financial position of the Hampshire Designers and Item-Eyes divisions separately as discontinued operations.

RECENT ACCOUNTING PRONOUNCEMENTS

In September 2011, the Financial Accounting Standards Board issued Accounting Standard Update ("ASU") 2011-08, *Intangibles-Goodwill and Other (Topic 350) Testing Goodwill for Impairment* ("ASU 2011-08"). ASU 2011-08 gives entities testing goodwill for impairment the option of performing a qualitative assessment before calculating the fair value of a reporting unit in step 1 of the goodwill impairment test. For those entities that determine, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, an entity is required to perform step 2 of the goodwill impairment test. ASU 2011-08 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. ASU 2011-08 will be effective for our fiscal year ending December 31, 2012 and the adoption is not expected to have a material impact to our consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Market risk represents the risk of loss that may affect the financial position, results of operations or cash flows of the Company due to adverse changes in financial and product market prices and rates. We are exposed to market risk in the area of changing interest rates. We are also exposed to market risk due to increased costs of our products.

Our borrowings under the Credit Facility have variable rates based on, at our option, the prime interest rate of the lending institution, or the LIBOR rate. The impact of a hypothetical 100 basis point increase in interest rates on our variable rate debt (borrowings under the revolving Credit Facility and prior credit facility) would have been minimal in 2011 and 2010 due to the negligible short-term borrowings. During 2011 and 2010, borrowings under the Credit Facility were generally repaid on the same day.

In purchasing apparel in international markets, we initiate production orders that require the payment of U.S. dollars. Prices are fixed in U.S. dollars at the time the Company submits an order to a vendor; therefore, we do not have any reason to engage in derivative financial instruments to mitigate these market risks.

Item 8. Financial Statements and Supplementary Data.

(a) Audited Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Hampshire Group, Limited
New York, New York

We have audited the accompanying consolidated balance sheets of Hampshire Group, Limited and Subsidiaries (the "Company") as of December 31, 2011 and 2010 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. In connection with our audit of the financial statements, we have also audited the financial statement schedule listed in the accompanying index. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hampshire Group, Limited and Subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ BDO USA, LLP
BDO USA, LLP

Charlotte, North Carolina
March 19, 2012

Hampshire Group, Limited and Subsidiaries
Consolidated Balance Sheets
December 31, 2011 and 2010

(In thousands, except par value and shares)	2011	2010
Current assets:		
Cash and cash equivalents	$ 25,801	$ 33,720
Restricted cash	—	2,725
Accounts receivable, net	13,150	13,529
Other receivables	823	679
Inventories, net	18,591	4,128
Other current assets	1,701	2,338
Assets of discontinued operations	174	9,528
Total current assets	60,240	66,647
Fixed assets, net	9,203	9,495
Goodwill	2,460	1,204
Intangible assets, net	16,161	—
Other assets	2,996	1,207
Total assets	$ 91,060	$ 78,553
Current liabilities:		
Current portion of long-term debt	$ 36	$ 38
Accounts payable	11,534	3,210
Accrued expenses and other liabilities	12,574	5,773
Liabilities of discontinued operations	1,070	6,182
Total current liabilities	25,214	15,203
Long-term debt less current portion	5	41
Noncurrent income tax liabilities	4,849	5,703
Deferred rent	5,519	7,210
Other long-term liabilities	13,066	994
Total liabilities	48,653	29,151
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.10 par value, 1,000,000 shares authorized; none issued	—	—
Series A junior participating preferred stock, $0.10 par value, 10,000 shares authorized at December 31, 2011 and December 31, 2010, respectively; none issued	—	—
Common stock, $0.10 par value, 13,333,333 shares authorized; 8,243,784 shares issued at December 31, 2011 and 2010	824	824
Additional paid-in capital	31,700	30,098
Retained earnings	18,081	32,553
Treasury stock, 1,116,796 and 1,914,549 shares at cost at December 31, 2011 and 2010, respectively	(8,198)	(14,073)
Total stockholders' equity	42,407	49,402
Total liabilities and stockholders' equity	$ 91,060	$ 78,553

See accompanying notes to consolidated financial statements.

Hampshire Group, Limited and Subsidiaries
Consolidated Statements of Operations
Years Ended December 31, 2011 and 2010

(In thousands, except per share data)	2011	2010
Net sales	$ 86,148	$ 57,318
Cost of goods sold	71,588	47,439
Gross profit	14,560	9,879
Selling, general and administrative expenses	28,156	16,871
Loss on lease obligation	6,306	—
Goodwill impairment loss	1,204	—
Special costs	—	4,481
Loss from operations	(21,106)	(11,473)
Other income (expense):		
Interest income	5	68
Interest expense	(400)	(329)
Other, net	228	(96)
Loss from continuing operations before income taxes	(21,273)	(11,830)
Income tax benefit	(972)	(2,359)
Loss from continuing operations	(20,301)	(9,471)
Income (loss) from discontinued operations, net of taxes	10,341	(222)
Net loss	$ (9,960)	$ (9,693)
Basic income (loss) per share:		
Loss from continuing operations	$ (3.41)	$ (1.70)
Income (loss) from discontinued operations, net of taxes	1.74	(0.04)
Net loss	$ (1.67)	$ (1.74)
Diluted income (loss) per share:		
Loss from continuing operations	$ (3.41)	$ (1.70)
Income (loss) from discontinued operations, net of taxes	1.74	(0.04)
Net loss	$ (1.67)	$ (1.74)
Weighted average number of shares outstanding:		
Basic weighted average number of common shares outstanding	5,941	5,554
Diluted weighted average number of common shares outstanding	5,941	5,554

See accompanying notes to consolidated financial statements.

Hampshire Group, Limited and Subsidiaries
Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2011 and 2010

(In thousands, except shares)	Common Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock		Total Stockholders' Equity
	Shares	Amount			Shares	Amount	
Balance at December 31, 2009	8,243,784	$ 824	$ 29,948	$ 42,246	1,927,119	$(14,169)	$ 58,849
Net loss	—	—	—	(9,693)	—	—	(9,693)
Restricted stock grants	—	—	(1,213)	—	(165,000)	1,213	—
Restricted stock forfeitures	—	—	1,112	—	151,125	(1,112)	—
Purchase of treasury shares	—	—	—	—	1,305	(5)	(5)
Stock based compensation	—	—	251	—	—	—	251
Balance at December 31, 2010	8,243,784	824	30,098	32,553	1,914,549	(14,073)	49,402
Net loss	—	—	—	(9,960)	—	—	(9,960)
Restricted stock grants	—	—	(1,102)	—	(150,000)	1,102	—
Restricted stock forfeitures	—	—	2,326	—	316,375	(2,326)	—
Issuance of treasury stock for acquisition	—	—	—	(4,512)	(967,009)	7,108	2,596
Stock based compensation	—	—	378	—	—	—	378
Purchase of treasury shares	—	—	—	—	2,881	(9)	(9)
Balance at December 31, 2011	8,243,784	$ 824	$ 31,700	$ 18,081	1,116,796	$ (8,198)	$ 42,407

See accompanying notes to consolidated financial statements.

Hampshire Group, Limited and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2011 and 2010

(In thousands)	2011	2010
Cash flows from operating activities:		
Net loss	$ (9,960)	$ (9,693)
Less: Income (loss) from discontinued operations, net of taxes	10,341	(222)
Loss from continuing operations	(20,301)	(9,471)
Adjustments to reconcile loss from continuing operations to net cash provided by (used in) operating activities:		
Depreciation and amortization	2,606	2,726
Loss on goodwill impairment	1,204	—
Loss on lease obligation	6,306	—
Stock based compensation	378	251
Loss on sale or disposal of fixed assets	4	34
Changes in operating assets and liabilities:		
Receivables, net	2,131	8,404
Inventories, net	(2,542)	(888)
Other assets	1,509	1,040
Liabilities	(3,734)	397
Net cash provided by (used in) continuing operating activities	(12,439)	2,493
Net cash provided by (used in) discontinued operations	(449)	2,751
Net cash provided by (used in) operating activities	(12,888)	5,244
Cash flows from investing activities:		
Capital expenditures	(409)	(167)
Acquisition of a business, net of cash acquired	(12,332)	(1,210)
Proceeds from sale of businesses	15,032	—
Net cash provided by (used in) continuing investing activities	2,291	(1,377)
Net cash provided by (used in) discontinued operations	—	—
Net cash provided by (used in) investing activities	2,291	(1,377)
Cash flows from financing activities:		
Increase in restricted cash	(12,732)	(9,199)
Decrease in restricted cash	15,457	6,474
Proceeds from line of credit	15,488	9,634
Repayment of line of credit	(15,488)	(9,634)
Purchase of treasury stock	(9)	(5)
Repayment of long-term debt	(38)	(39)
Capitalized credit facility costs	—	(743)
Net cash provided by (used in) continuing financing activities	2,678	(3,512)
Net cash provided by (used in) discontinued operations	—	—
Net cash provided by (used in) financing activities	2,678	(3,512)
Net increase (decrease) in cash and cash equivalents	(7,919)	355
Cash and cash equivalents at beginning of year	33,720	33,365
Cash and cash equivalents at end of year	$ 25,801	$ 33,720
Supplemental disclosures of cash flow information:		
Cash paid during the year for income taxes	$ 62	$ 464
Cash paid during the year for interest	$ 418	$ 501

See accompanying notes to consolidated financial statements.

Note 1 - Organization and Summary of Significant Accounting Policies

Organization

Hampshire Group, Limited ("Hampshire Group" or the "Company"), through its wholly-owned subsidiaries Hampshire Brands, Inc. ("Hampshire Brands"), Rio Garment S.A. ("Rio"), scott james, LLC ("scott james®") and Keynote Services, Limited ("Keynote Services"), engages in the apparel business and operates as one segment as its subsidiaries have similar economic characteristics. The Company's corporate offices, sales and showrooms are in New York, NY with back office functions in Anderson, SC. Hampshire Brands source the manufacture of its products from manufacturers worldwide and their products are sold primarily in the United States to various national and regional department stores and mass merchant retailers. Rio, located in San Pedro Sula, Honduras, is an apparel manufacturer, designing, sourcing and producing knit tops for retailers and distributors primarily in the United States. scott james® is a men's specialty retailer and wholesale provider. Keynote Services, based in China, assists with the sourcing and quality control needs of Hampshire Brands.

Summary of Significant Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates including those related to allowances for markdowns, customer returns and adjustments, doubtful accounts, inventory reserves, discontinued operations, and income taxes. The Company's revenues are highly seasonal, causing significant fluctuations in financial results for interim periods. The Company sells apparel throughout the year but more than 90% of its annual sales historically occur in the third and fourth quarters, primarily due to the large concentration of sweaters in the product mix and seasonality of the apparel industry in general. Management bases its estimates on historical experience and on various other assumptions that management believes to be reasonable under the circumstances, the results of which form a basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions; however, management believes that its estimates, including those for the above described items, are reasonable and that the actual results will not vary significantly from the estimated amounts.

Income Taxes

The Company accounts for income taxes under the asset and liability method. The Company recognizes deferred income taxes, net of valuation allowances, for the estimated future tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their tax basis and net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Management evaluates the realizability of deferred tax assets on a regular basis for each taxable jurisdiction. In making this assessment, management considers whether it is more likely than not that some portion or all of deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers all available evidence, both positive and negative, in making this assessment.

If the Company determines that it expects to realize deferred tax assets in excess of the recorded net amounts, a reduction in the deferred tax asset valuation allowance would decrease income tax expense in the period such determination is made. Alternatively, if the Company determines that it no longer expects to realize a portion of its net deferred tax assets, an increase in the deferred tax asset valuation allowance would increase income tax expense in the period such determination is made.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, the Company has recorded the largest amount of tax benefit that may potentially be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. See *Note 11 – Income Taxes*.

Allowances for Customer Returns and Adjustments
The Company reserves for customer returns, trade discounts, advertising allowances, customer chargebacks, and for sales and markdown allowances granted to customers at the end of the selling seasons, which enable customers to markdown the retail sales prices on closeout products. The estimates for these allowances and discounts are based on a number of factors, including: (a) historical experience, (b) industry trends and (c) specific agreements or negotiated amounts with customers.

Further, while the Company believes that it has negotiated all substantial sales and markdown allowances with its customers for the season recently completed, additional allowances for the spring season are anticipated and have been provided for goods shipped prior to year end and others may be requested by customers for the concluded seasons. Likewise, should the performance of the Company's products at retail establishments exceed its historical performance levels and result in favorable settlements of previously reserved amounts, recorded allowances may be reduced.

Inventory Reserves
The Company analyzes out-of-season merchandise on an individual stock keeping unit or SKU basis, to determine reserves, if any, that may be required to reduce the carrying value to net realizable value. Additionally, the Company provides reserves for current season merchandise whose carrying value is expected, based on historical experience, to exceed its net realizable value. Factors considered in evaluating the requirement for reserves include product styling, color, current fashion trends and quantities on hand. Some of the Company's products are "classics" and remain saleable from one season to the next and therefore no reserves are generally required on these products. The Company recognizes reserves on finished goods manufactured in its Honduran manufacturing facility that are not considered to be first quality. An estimate is made of the market value, less expense to dispose, of products whose value is determined to be impaired. If these products are ultimately sold at less than estimated amounts, additional reserves may be required. Likewise, if these products are sold for more than estimated amounts, reserves may be reduced.

Other Operating Lease Obligations
The Company recognizes a liability for costs to terminate an operating lease obligation before the end of its term if the Company no longer derives economic benefit from the lease. The liability is recognized and measured at its fair value when the Company determines that the cease use date has occurred and the fair value of the liability is determined based on the remaining lease rentals due, reduced by estimated sublease rental income that could be reasonably obtained for the property. The estimate of subsequent sublease rental income may change and require future changes to the fair value of the liabilities for the lease obligations. See *Note 7 – Accrued Expenses and Other Liabilities* and *Note 8 – Other Long-term Liabilities.*

Goodwill and Intangible Assets
The Company recorded goodwill and intangibles with definite lives, including customer relationships and non-compete agreements, in conjunction with the acquisition of Rio. These intangible assets are amortized based on their estimated economic lives, over a range of 5 to 11 years. Goodwill represents the excess of the purchase price over the fair value of net identified tangible and intangible assets and liabilities acquired, and is not amortized. The annual impairment testing required by GAAP requires the Company to use its judgment and could require the Company to write down the carrying value of its goodwill using a two-step process. The first step requires comparing the fair value of the reporting unit with its carrying amount, including goodwill. If that fair value exceeds the carrying amount, the second step of the process is not required to be performed, and no impairment charge is required to be recorded. If that fair value does not exceed that carrying amount, the Company must perform the second step, which requires an allocation of the fair value of the reporting unit to all assets and liabilities of that unit as if the reporting unit had been acquired in a purchase business combination and the fair value of the reporting unit was the purchase price. The goodwill resulting from that purchase price allocation is then compared to the carrying amount with any excess recorded as an impairment charge.

The Company performs its annual impairment test during the fourth quarter of each fiscal year and also evaluates impairment of other intangible assets when events or changes in circumstances indicate the recovery of the carrying amount should be addressed. During 2011, the Company recorded an impairment charge of $1.2 million in connection with the goodwill related to scott james®. Management has evaluated the carrying value of intangible assets as of December 31, 2011 and has determined that no additional impairment to assets used in continuing operations was necessary. See *Note 6 - Goodwill and Intangible Assets* and *Note 13 – Fair Value Measurements.*

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The foreign currency translation gains or losses related to the Company's foreign subsidiaries from its functional currency into U.S. dollars are not significant to the consolidated financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation.

Financial Instruments
The Company's financial instruments primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, accounts payable, and long-term debt. The fair value of long-term debt is disclosed in *Note 9 – Borrowings*. The carrying amounts of the other financial instruments are considered a reasonable estimate of their fair value at December 31, 2011 and 2010, due to the short-term nature of the items. See *Note 13 – Fair Value Measurements.*

Concentrations of Credit Risk
Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable.

Cash Equivalents and Restricted Cash
Cash equivalents consist of highly liquid investments with initial maturities of ninety days or less from the date of purchase. At December 31, 2011 and 2010 the Company did not have cash invested in interest bearing accounts.

Restricted cash consisted of cash collateralized that was used to pay letters of credit obtained from the Company's previous issuing bank prior to obtaining the current credit facility. At December 31, 2010, approximately $2.7 million was classified as restricted cash. See *Note 9 – Borrowings*.

Inventories
Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method for all purchased inventories and average cost for all raw materials, work-in-process and finished goods manufactured in the Honduran facility.

Fixed Assets
Fixed assets are recorded at cost. The Company provides for depreciation using the straight-line method over the estimated useful lives of the assets. Additions and major replacements or improvements are capitalized, while minor replacements and maintenance costs are charged to expense as incurred. The cost and accumulated depreciation of assets sold or retired are removed from the accounts and any gain or loss is included in the results of operations for the period of the transaction.

Impairment of Long-Lived Assets
The Company evaluates the carrying value of its long-lived assets based on criteria set forth in GAAP, and records impairment losses on such assets when indicators of impairment are present and the fair value estimated for those assets are less than the assets' carrying amount.

Revenue Recognition
The Company recognizes revenues from product sales upon transfer of title and risk of goods is transferred to the customer. At this point, the sales price is fixed and determinable, and the Company is reasonably assured of the collectability of the sale. The majority of Rio's sales are shipped FOB destination point and revenue is recognized when the goods are received by the customer. The majority of Hampshire Brand's sales are shipped FOB shipping point and revenue is recognized when the customer picks up the goods from a third party warehouse. Shipping and handling charges billed to customers are not included in net revenue as the related costs are included in selling, general and administrative expenses. Revenues are reported on net sales basis, which is computed by deducting product returns, discounts and estimated returns and allowances. The Company estimates returns and allowances on an ongoing basis by considering historical and current trends.

Advertising Costs
Advertising costs are expensed as incurred and are included in *Selling, general and administrative expenses.* Total advertising costs for continuing operations were approximately $0.7 million and $1.0 million for the years ended December 31, 2011 and 2010, respectively.

Shipping and Freight Costs
Costs to ship products to customers are expensed as incurred and are included in *Selling, general and administrative expenses*. These costs primarily consist of freight expenses, customs duties and fees incurred by third party shippers to transport product to our customers. Total shipping and freight costs for continuing operations were approximately $1.5 million and $0.2 million for the years ended December 31, 2011 and 2010, respectively.

Special Costs
In 2006, the Audit Committee of the Board of Directors commenced an investigation involving certain members of the Company's former management. The Company reported certain costs as *Special Costs* including, but not limited to, the costs associated with the investigation, the assessment and remediation of certain tax exposures, the restatement of the financial statements which resulted from the findings of the investigation, investigations by the Securities and Exchange Commission and the United States Attorney's Office, a stockholder derivative suit, Nasdaq Global Market listing related costs, directors and officers insurance expense and other various legal expenses.

Special costs were higher in the prior period due to activity that led to the resolution of the Audit Committee's investigation in August 2010. The Company has not incurred significant expenses associated with the investigation since that time and does not expect to going forward. See *Note 12 – Commitments and Contingencies.*

Earnings (Loss) Per Common Share
Basic earnings (loss) per common share are computed by dividing net income (loss) by the weighted-average number of shares outstanding for the year. Diluted earnings per common share are computed similarly; however, it is adjusted for the effects of the assumed exercise of the Company's outstanding restricted stock grants or stock options, if applicable. The weighted-average number of shares outstanding and the weighted-average number of diluted shares outstanding are calculated in accordance with GAAP. See *Note 17 – Loss Per Share.*

Stock Based Compensation
Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, net of estimated forfeitures. The Company awards market-based restricted stock or stock options to employees, managers, named executive officers and directors.

During the years ended December 31, 2011 and 2010, the Company incurred $0.4 million and $0.3 million in stock based compensation expense. The Company's stock-based employee compensation plans are described more fully in *Note 14 – Stock Plans, Compensation Plans and Retirement Savings Plan.*

Treasury Stock
The Company accounts for treasury shares using the cost method. Purchases of shares of common stock are recorded at cost and result in a reduction of stockholders' equity. The Company holds repurchased shares in treasury for general corporate purposes, including issuances under various employee compensation plans and consideration for acquisitions. When treasury shares are reissued, the Company uses a weighted average cost method. Purchase costs in excess of reissue price are treated as a reduction of retained earnings. Reissue price in excess of purchase costs is treated as additional paid-in capital.

Discontinued Operations
In accordance with GAAP, the accompanying consolidated financial statements present separately the results of operations and financial position of discontinued operations. See *Note 16 – Dispositions and Discontinued Operations.*

Recent Accounting Standards
In September 2011, the Financial Accounting Standards Board issued Accounting Standard Update ("ASU") 2011-08, *Intangibles-Goodwill and Other (Topic 350) Testing Goodwill for Impairment* ("ASU 2011-08"). ASU 2011-08 gives entities testing goodwill for impairment the option of performing a qualitative assessment before calculating the fair value of a reporting unit in step 1 of the goodwill impairment test. For those entities that determine, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, an entity is required to perform step 2 of the goodwill impairment test. ASU 2011-08 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. ASU 2011-08 will be effective for the Company's fiscal year ending December 31, 2012 and the adoption is not expected to have an impact to the Company's consolidated financial statements.

Subsequent Events
The Company has evaluated subsequent events from the date of the consolidated balance sheet through the date the financial statements were issued.

Note 2 – Acquisitions

On August 25, 2011, pursuant to a merger agreement, dated June 13, 2011 as amended (the "Merger Agreement") by and among the Company, RG Merger Sub S.A. (a wholly-owned subsidiary of the Company), Rio Garment S. de R.L., the Rio Garment S. de R.L. equity holders, and BGY II, LLC, the Company completed its acquisition of Rio Garment S. de R.L. by way of a merger of Rio Garment S. de R.L. with and into RG Merger Sub S.A., (the "Merger") for an aggregate purchase price of approximately $21.6 million. RG Merger Sub S.A. was subsequently renamed Rio Garment S. A. ("Rio"). Upon closing, pursuant to the Merger Agreement, the Company paid to the former Rio equity holders, a total of $7.0 million in cash, $3.5 million of which was deposited into an escrow account pending certain post-closing purchase price adjustments. Approximately $0.4 million due from escrow relating to a purchase price adjustment is recorded in *Other receivables* as of December 31, 2011. Additionally, the Company issued to the former Rio equity holders an aggregate of $2.6 million in Hampshire common stock, par value $0.10 ("Hampshire Common Stock") and held back an additional $6.5 million of Hampshire Common Stock (1,781,798 shares) for potential post-closing purchase price adjustments and indemnification claims. The Company also paid in cash certain liabilities of Rio totaling approximately $5.9 million. The Company financed the cash portion of the acquisition with cash-on-hand.

The Company acquired Rio to diversify its distribution channels with the vertical specialty stores and improve its profitability and growth potential. The preliminary allocation of the purchase price used below is based upon estimates. These estimates and assumptions are subject to change during the measurement period (up to one year from the acquisition date) as the Company finalizes the valuations of the net tangible and intangible assets acquired in connection with the acquisition of Rio. The following table summarizes the estimated fair values of the assets acquired and liabilities, including purchase price adjustments, assumed at the acquisition date:

(In thousands)	August 25, 2011
Purchase price at acquisition date, adjusted	$ 15,111
Additional installment of purchase price	6,500
Total	$ 21,611
Assets	
Cash	$ 183
Accounts receivable	1,896
Inventories	11,921
Other current assets	872
Fixed assets	1,203
Indemnification asset	1,950
Goodwill	2,460
Intangible assets	16,681
Other assets	25
Total assets acquired	$ 37,191
Liabilities	
Accounts payable	$ 9,098
Accrued expenses and other liabilities	6,482
Total liabilities assumed	$ 15,580
Purchase price (net assets acquired)	$ 21,611

Intangible assets include approximately $16.4 million and $0.2 million attributable to customer relationships and a non-compete agreement, respectively, that are being amortized on a straight-line basis over a range of 5 to 11 years that reflects their estimated economic lives. The Company's $2.5 million of goodwill represents the enhancement of the Company's creative design and retail industry and sourcing relationships and the resulting cross-selling opportunities for the Company divisions. The Company does not expect goodwill to be deductible for tax purposes. In addition, the Company recorded an indemnification asset in the amount of approximately $2.0 million in relation to certain tax obligations that were assumed by the Company upon the acquisition.

The additional installment of purchase price includes contingent consideration in the amount of approximately $6.5 million to be paid to the sellers based on post-closing purchase price adjustments in accordance with the Merger Agreement. The contingent consideration is in the form of an earn-out based on the performance of Rio during 2011 and an indemnification period. The performance target was met, therefore, approximately $1.8 million in cash already paid to escrow will be released to the sellers and approximately $2.8 million of Hampshire Common Stock will be paid to the sellers subsequent to December 31, 2011. Also, approximately $3.7 million of Hampshire Common Stock is expected to be paid to the sellers at the conclusion of the indemnification period eighteen months from the acquisition date. The recorded value of the contingent consideration approximates fair value as of December 31, 2011.

The unaudited financial information in the table below summarizes the combined results of continuing operations of the Company and Rio, on a pro forma basis, as though the Merger had occurred as of the first date of the twelve months ended December 31, 2010. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place on that date or of results that may occur in the future. The unaudited pro forma financial information for the years ended December 31, 2011 and 2010 combines the historical results for the Company and the historical results for Rio for the years ended December 31, 2011 and 2010. The basic and diluted weighted average number of common shares outstanding assumes that the Company issued all shares of common stock consideration as contemplated by the Merger Agreement on January 1, 2010.

(In thousands except per share data)	December 31, 2011	December 31, 2010
Net sales	$ 121,708	$ 112,281
Net loss from continuing operations	$ (19,334)	$ (13,944)
Basic loss per share	$ (2.29)	$ (1.65)
Diluted loss per share	$ (2.29)	$ (1.65)
Basic weighted average number of common shares outstanding	8,426	8,433
Diluted weighted average number of common shares outstanding	8,426	8,433

In connection with the Merger, the Company incurred approximately $2.1 million of acquisition related costs during the year ended December 31, 2011. These costs were recorded in *Selling, general and administrative expenses* in the consolidated statement of operations. The Company's results of operations for the year ended December 31, 2011 include approximately $29.2 million attributable to the net sales of Rio since August 25, 2011, the date of the Merger. Substantially all of Rio's sales were to United States based customers. Approximately $1.3 million of the Company's long lived assets are attributable to Rio and located in Honduras.

On May 20, 2010, the Company consummated the acquisition of certain assets of S. Kuhlman, LLC and S Kuhlman Wholesale LLC (collectively "scott james®") for total consideration of $1.4 million. scott james® is a men's specialty retailer and wholesale provider of apparel. scott james® operates one store and a wholesale business that sells primarily to upscale specialty stores. See Note 6 – *Goodwill and Intangible Assets* and Note 13 – *Fair Value Measurements*.

Note 3 - Receivables and Major Customers

The Company performs ongoing evaluations of the credit worthiness of its customers and maintains allowances for potential doubtful accounts. The accounts receivable at December 31, 2011 and 2010 are stated net of allowances for doubtful accounts, customer returns, co-op advertising, customer charge backs and for sales and markdown allowances of approximately $6.1 million and $8.7 million, respectively.

The Company sells principally to department stores, chain stores, specialty stores, mass merchants and other retailers located principally in the United States. The Company's sales to its three largest customers for the year ended December 31, 2011 represented 30%, 28% and 16% of total sales. For the year ended December 31, 2010, these three major customers represented 0%, 44% and 22% of total sales, respectively. At December 31, 2011 and 2010, 71% and 67%, respectively, of the total gross trade receivables were due from these major customers.

The major components of other receivables at December 31, 2011 and 2010 were as follows:

(In thousands)	2011	2010
Receivable from escrow	$ 370	$ —
Income tax refunds receivable	86	206
Receivable from licensor	—	228
Other	367	245
Other receivables	$ 823	$ 679

Note 4 - Inventories

Inventories at December 31, 2011 and 2010 consisted of the following:

(In thousands)	2011	2010
Finished goods	$ 9,253	$ 3,660
Work in process	2,878	—
Raw materials and supplies	7,600	802
Total cost	19,731	4,462
Less: reserves	(1,140)	(334)
Inventories, net	$ 18,591	$ 4,128

Note 5 - Fixed Assets

Fixed assets at December 31, 2011 and 2010 consisted of the following:

(In thousands)	Estimated Useful Lives	2011	2010
Leasehold improvements	5 – 15 years	$ 7,821	$ 7,471
Machinery and equipment	3 – 7 years	4,094	3,846
Furniture and fixtures	3 – 7 years	3,691	3,981
Software	3 years	1,383	1,428
Vehicles	5 years	27	—
Construction in progress	—	387	19
Total cost		17,403	16,745
Less: accumulated depreciation		(8,200)	(7,250)
Fixed assets, net		$ 9,203	$ 9,495

Depreciation expense was approximately $1.9 million and $2.0 million for the years ended December 31, 2011 and 2010, respectively.

Note 6 – Goodwill and Intangible Assets

GAAP specifies criteria that intangible assets acquired in a purchase method business combination must meet in order to be recognized and reported apart from goodwill and that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment. During the second quarter of 2011, the Company determined that based on the operating results of scott james®, an indicator of impairment was present and based upon present value tests performed, the Company recorded an impairment charge of $1.2 million in connection with the goodwill related to scott james®. Management has evaluated the carrying value of intangible assets as of December 31, 2011 and has determined that no additional impairment was necessary.

In connection with the Merger, the Company recorded identifiable intangible assets. As of December 31, 2011, $16.4 million represents customer relationships that are being amortized on a straight-line basis over a range of 7 to 11 years and $0.2 million represents a non-compete agreement amortizable over 5 years. The Company also recorded an indemnification asset in the amount of approximately $2.0 million in relation to certain tax obligations that were assumed by the Company upon the acquisition. The indemnification asset is classified in *Other Assets* on the Consolidated Balance Sheet. The indemnification period expires in February 2013. See *Note 2 – Acquisitions.*

A reconciliation of the beginning and ending carrying balance for goodwill for the years ended December 31, 2011 and 2010 in the consolidated balance sheet is shown below:

	(In thousands)
Goodwill acquired on May 20, 2010	$ 1,182
Purchase price adjustments	22
Goodwill as of December 31, 2010	$ 1,204
Goodwill as of December 31, 2010	$ 1,204
Impairment charge	(1,204)
Goodwill acquired on August 25, 2011	2,270
Purchase price adjustments	190
Goodwill as of December 31, 2011	$ 2,460

The following tables highlight the Company's intangible assets as of December 31, 2011 and 2010:

	2011		2010	
(In thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Unamortized Intangibles:				
Indemnification asset	$ 1,950	$ —	$ —	$ —
Goodwill	2,460	—	1,204	—
Total	$ 4,410	$ —	$ 1,204	$ —
Amortized Intangibles:				
Customer relationships	$16,441	$ (504)	$ —	$ —
Non-compete agreement	240	(16)	—	—
Total	$16,681	$ (520)	$ —	$ —

(In thousands)	2011	2010
Amortization expense	$ 520	$ —

Amortization expense for intangible assets for each fiscal year ending December 31 for 2012 through 2015 is expected to be approximately $1.6 million. For the fiscal year ending on December 31, 2016, amortization expense is expected to be approximately $1.5 million.

Note 7 - Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities at December 31, 2011 and 2010 consisted of the following:

(In thousands)	2011	2010
Accrued rent	$ 5,487	$ 3,612
Earn-out liability	2,750	—
Current portion of loss on lease obligations	1,499	174
Compensation, benefits and related taxes	1,314	838
Royalties	150	21
Income tax reserves	46	109
Other	1,328	1,019
Accrued expenses and other liabilities	$ 12,574	$ 5,773

Accrued rent represents disputed unpaid rent for the Company's New York, NY office. See *Note 12 – Commitments and Contingencies.*

The Company has short-term loss on subleases separate from the New York office lease of $0.3 million and $0.2 million that is classified in *Current portion of loss on lease obligations* at December 31, 2011 and 2010, respectively, in the table above.

Note 8 – Other Long-term Liabilities

Other long-term liabilities at December 31, 2011 and 2010 consisted of the following:

(In thousands)	2011	2010
Long-term portion of loss on lease obligations	$ 7,198	$ 555
Indemnification liability	3,750	—
Other	2,118	439
Accrued expenses and other liabilities	$ 13,066	$ 994

In November 2011, Hampshire employees and office equipment were completely vacated from two of the five floors leased at the New York office. GAAP requires that the fair value of the liability for costs that will continue to be incurred under an operating lease for its remaining term without economic benefit to the entity shall be recognized at the cease-use date based on the remaining lease rentals, adjusted for the effects of any prepaid or deferred items recognized under the lease, and reduced by estimated sublease rentals that could be reasonably obtained for the property, even if the entity does not intend to enter into a sublease. The Company recorded a loss on lease charge of $6.3 million during the fourth quarter 2011, net of the release of deferred rent attributable to the vacant space. A total loss on lease obligation for the New York office lease of $7.9 million was recorded on the balance sheet as of December 31, 2011.

The Company has long-term loss on subleases separate from the New York office lease of $0.5 million and $0.6 million that is classified in *Long-term portion of loss on lease obligations* at December 31, 2011 and 2010, respectively, in the table above.

Note 9 - Borrowings

Long-Term Debt

Long-term debt, which is collateralized by equipment, at December 31, 2011 and 2010 consisted of the following:

(In thousands)	2011	2010
Note payable in monthly installments of $4 including interest at 6.15%	$ 41	$ 79
Total long-term debt	41	79
Less: amount payable within one year	(36)	(38)
Amount payable after one year	$ 5	$ 41

The fair value of the long-term debt at December 31, 2011 and 2010, based on current market interest rates discounted to present value, was approximately equal to the recorded amount.

Revolving Credit Facility

On October 28, 2010, the Company entered into a credit agreement (referred to as the "Credit Facility") with Wells Fargo Capital Finance, LLC ("WFCF").

Approximately $0.5 million and $0.7 million of capitalized credit facility fees net of accumulated amortization are included in *Other Assets* in the consolidated balance sheet as of December 31, 2011 and 2010, respectively. Amortization expense for the Credit Facility costs for the years ended December 31, 2011 and 2010 was approximately $0.2 million and $0.7 million, respectively. For the year ended December 31, 2010, approximately $0.4 million and of amortization expense was incurred with the previous credit facility and $0.3 million of unamortized capitalized loan costs related to the previous credit facility was written off as of the date of termination. For each fiscal year ending on December 31 for 2012 through 2014, amortization expense relating to credit facility costs is expected to be approximately $0.2 million.

On August 15, 2011, we entered into a First Amendment to Credit Agreement and Consent (the "Amendment and Consent") with WFCF. Pursuant to the Amendment and Consent, WFCF, as agent under the Credit Facility consented to the Merger and also waived certain defaults that would otherwise have arisen under the Credit Facility as a result of the Merger. The Amendment and Consent also provides that upon satisfaction of certain conditions, certain provisions of the Credit Facility will be amended to permit, among other things, the financing of the operations by means of loans, advances or other cash investments, the purchase of accounts receivable and inclusion of such purchased receivables in the calculation of the borrowing base under the Credit Facility, certain transactions with affiliates and the existence of certain indebtedness and liens on the property of the acquired company that were not expected to be paid in full or terminated and released in connection with the Merger.

The Credit Facility is a $50.0 million asset based revolving credit facility, including trade and standby letters of credit, with a $30.0 million sub-limit for letters of credit. The Credit Facility has a term of four years, matures on October 28, 2014, and is secured by substantially all assets of the Company and each of its domestic subsidiaries. Revolving credit loans are limited to a borrowing base, which considers cash deposited into a restricted account, accounts receivable and inventory. The Credit Facility contains customary conditions precedent to each borrowing, including absence of defaults and accuracy of representation and warranties. The Credit Facility contains customary affirmative and negative covenants, which include a fixed charge coverage covenant that takes effect only when and so long as the Company does not meet minimum liquidity requirements that adjust based on the seasonality of the Company's business. The Credit Facility is designed to provide working capital and letters of credit that will be used primarily for the purchase and importation of inventory and for general corporate purposes.

The Company, at its discretion, may prepay outstanding principal, in whole or part, at any time. The Credit Facility requires prepayment of outstanding obligations and accrued interest upon certain events, including in the event the amount outstanding under the Credit Facility exceeds the borrowing base. The Credit Facility also contains customary provisions that enable WFCF to accelerate payment of outstanding obligations under the Credit Facility upon certain events, including, among others, non-payment of amounts due under the Credit Facility, breach of the fixed charge coverage ratio (which is applicable only so long as the Company does not meet minimum liquidity requirements), insolvency, bankruptcy, a change of control of the Company and failure to perfect certain liens on the collateral securing the obligations under the Credit Facility. The Company was in compliance with all covenants related to the Credit Facility as of December 31, 2011.

The obligations under the Credit Facility are secured by (i) a first priority security interest in certain assets of the Company and the domestic subsidiaries of the Company that are party to the Credit Facility in their capacity as borrowers or party to the separate guaranty agreement executed in connection with the Credit Facility, (ii) a pledge of all issued and outstanding common stock of each operating domestic subsidiary of the Company, and (iii) an assignment of proceeds of insurance covering collateral.

Interest accrues on outstanding indebtedness under revolving credit loans at an annual rate, equal to: (a) the LIBOR Rate (as defined in the Credit Facility) plus 2.50% for obligations with a LIBOR based interest rate, or (b) a base rate equal to 1.75% plus the greatest of (i) the Federal Funds Rate (as defined in the Credit Facility) plus 0.50%, (ii) one-month LIBOR rate plus 1.50%, and (iii) the prime rate of interest announced, from time to time, by WFCF at its principal office. All interest is calculated on the basis of actual number of days elapsed based on a 360 day year. In addition, the Credit Facility requires the Company to pay certain customary fees, costs and expenses of WFCF.

At December 31, 2011, there were no outstanding borrowings and approximately $4.7 million outstanding under letters of credit. Borrowing availability was approximately $4.9 million at December 31, 2011 and the Company had approximately $25.8 million of cash and cash equivalents not included in the availability calculation.

Note 10 - Stockholder Rights Plan

On August 13, 2008, the Board adopted a Stockholder Rights Plan (the "Rights Plan") in which preferred share purchase rights (a "Right") were distributed as a dividend at the rate of one Right for each outstanding share of common stock as of the close of business on August 25, 2008. There were 5,469,165 outstanding shares of common stock on August 25, 2008, and the Rights extend to shares issued after this date. The Rights are intended to enable all of the Company's stockholders to realize the long-term value of their investment in the Company. The Rights will not prevent a takeover, but should encourage anyone seeking to acquire the Company to negotiate with the Board prior to attempting a takeover. The Rights will expire on August 23, 2013.

Each Right will entitle stockholders, in certain circumstances, to buy one one-thousandth of a newly issued share of Series A Junior Participating Preferred Stock of the Company at an exercise price of $33.00. The Rights will be exercisable and transferable apart from the common stock only if a person or group acquires beneficial ownership of 15% or more of the common stock (such person or group, an "Acquiring Person") (except, subject to certain limitations, for stockholders who, together with their affiliates and associates, in excess of 15% of the common stock) as of August 13, 2008 or commences a tender or exchange offer upon consummation of which a person or group would own 15% or more of the outstanding common stock. In accordance with the Merger Agreement dated June 13, 2011, the Rights Plan was amended to permit the issuance of Hampshire Common Stock to the former Rio equity holders in connection with the Merger.

If any person becomes an Acquiring Person other than pursuant to an offer for all shares which is determined by the Board to be fair to and otherwise in the best interests of the Company and its stockholders, then each Right not owned by an Acquiring Person or certain related parties will entitle its holder to purchase, at the Right's then-current exercise price, shares of common stock (or, in certain circumstances as determined by the Board, cash, other property or other securities) having a value of twice the Right's exercise price. In addition, if, after any person has become an Acquiring Person, the Company is involved in a merger or other business combination transaction with another person in which its common stock is changed or converted, or sells 50% or more of its assets or earning power to another person, each Right will entitle its holder to purchase, at the Right's then-current exercise price, shares of common stock of such other person having a value of twice the Right's exercise price.

The Company will generally be entitled to redeem the Rights at $0.01 per Right at any time until a person or group has become an Acquiring Person.

Note 11 - Income Taxes

The components of loss before income tax benefit for the years ended December 31, 2011 and 2010 consists of the following:

(In thousands)	2011	2010
US	$ (13,558)	$ (12,146)
Foreign	2,626	94
Loss before income tax benefit	$ (10,932)	$ (12,052)

The income tax benefit related to continuing operations for the years ended December 31, 2011 and 2010 consists of the following:

(In thousands)	2011	2010
Current:		
Federal	$ (813)	$ (284)
Foreign	23	23
State and local	(182)	(2,098)
Total current	(972)	(2,359)
Deferred:		
Federal	—	—
Foreign	—	—
State and local	—	—
Total deferred	—	—
Total tax benefit	$ (972)	$ (2,359)

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2011 and 2010 are as follows:

(In thousands)	2011	2010
Deferred tax assets:		
Basis in intangible assets	$ 438	$ 647
Accounts receivable reserves	341	1,889
Inventory reserves	556	552
Unrecognized tax benefits	1,655	1,760
All other accrued expenses	2,862	2,434
Deferred compensation	205	81
Deferred rent	2,329	3,014
Loss on lease obligations	3,486	112
Net operating loss carryforwards	15,398	13,160
Foreign tax credit carryforwards	255	—
Charitable contributions carryforward	152	134
Capital loss and AMT credit carryforwards	164	164
Total deferred tax assets	27,841	23,947
Less: valuation allowances	(25,827)	(22,702)
Net deferred tax assets	$ 2,014	$ 1,245
Deferred tax liabilities:		
Basis in fixed assets	$ 989	$ 1,245
Undistributed foreign earnings	1,025	—
Total deferred tax liabilities	$ 2,014	$ 1,245

GAAP requires companies to assess whether valuation allowances should be established against its deferred tax assets based on consideration of all available evidence using a "more likely than not" standard. In making such assessments, significant weight is given to evidence that can be objectively verified. A company's current and/or previous losses are given more weight than its future projections. A cumulative loss position is considered a significant factor that is difficult to overcome.

The Company evaluates its deferred tax assets each reporting period, including assessment of its cumulative loss position, to determine if valuation allowances are required. A significant negative factor is the Company's cumulative loss position. This, combined with uncertain near-term economic conditions, reduces the Company's ability to rely on projections of future taxable income in establishing its deferred tax assets valuation allowance. Due to the weight of the significant negative evidence, GAAP requires that a valuation allowance be established on all of the Company's net deferred tax assets.

The valuation allowances do not impact the Company's cash position, nor do they preclude the Company from using net operating loss carryforwards and/or carrybacks, tax credits or other deferred tax assets in the future. Further, the valuation allowances are not the result of a significant change in the Company's view of its long-term financial outlook.

The following table reconciles the income tax benefit from continuing operations computed at the U.S. federal statutory tax rates to the income tax benefit for the years ended December 31, 2011 and 2010:

(In thousands except percentages)	2011	2010
Federal income tax rate	34%	34%
Income tax benefit at the federal statutory rate	$ (7,233)	$ (4,092)
State benefit, net of federal benefit	(1,272)	(742)
Changes in uncertain tax positions	(960)	(1,332)
Changes in valuation allowances	7,274	3,855
Changes in valuation allowances attributable to tax on foreign earnings	1,025	—
Changes in valuation allowances with no tax effect	373	—
Permanent differences, net	923	(97)
Differences between U.S. and foreign tax rates	(893)	—
Differences between current and deferred tax rates	83	61
Foreign taxes	23	23
Foreign tax credits	(255)	—
State tax refunds	(60)	—
Other, net	—	(35)
Income tax benefit	$ (972)	$ (2,359)

Consistent with GAAP, the Company determines whether the benefits of tax positions are more likely than not to be sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not to be sustained upon audit, the Company recognizes the largest amount of the benefit that is more likely than not to be realized upon settlement with the taxing authority. For tax positions that are not more likely than not to be sustained upon audit, the Company does not recognize any portion of the benefit in the financial statements. The Company recognizes interest and penalties associated with uncertain tax positions as a component of taxes on income in the consolidated statements of operations.

The Company's liability for unrecognized tax benefits was $4.5 million and $5.5 million as of December 31, 2011 and 2010, respectively. The Company's liability for unrecognized tax benefits as of December 31, 2011 and 2010 includes accrued interest of $1.8 million and $1.7 million, respectively, and penalties of $0.3 million and $0.3 million, respectively. If the Company were to recognize these benefits, the effective rate would reflect a favorable net impact of $1.6 million and $2.7 million, excluding interest and penalties, in 2011 and 2010, respectively. The Company recognized no net tax expense or benefit for interest during 2011 and a net tax benefit for interest of $0.5 million during 2010. The Company recognized no net tax expense or benefit for penalties during 2011 and 2010.

During 2012, the Company anticipates that total unrecognized tax benefits will decrease by approximately $0.1 million, including nominal amounts of interest and penalties, due primarily to the lapsing of statutes of limitations within 12 months of December 31, 2011.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

(In thousands)	2011	2010
Gross unrecognized tax benefits at January 1	$ 3,632	$ 4,510
Increases/(Decreases) in tax positions for prior years	(22)	930
Increases in tax positions for current year	—	85
Settlements	(1)	(203)
Lapse in statute of limitations	(936)	(1,690)
Gross unrecognized tax benefits at December 31	$ 2,673	$ 3,632

The Company elected to carry back its 2009 federal net operating loss to tax years 2004 and 2005. As a result, the statute of limitations with respect to the Company's federal income tax returns is open for tax years 2004 and 2005, up to the amount of the 2009 federal net operating loss carryback. In addition, the Company's federal statute of limitations is open for tax years 2008 and beyond. With limited exceptions, the statutes of limitations for state income tax returns remain open for tax years 2007 and beyond. The Company also files income tax returns in Hong Kong and Honduras. The statute of limitations for the Company's Hong Kong income tax returns is open for tax years 2005 and beyond, and the statute of limitations for the Company's Honduran income tax returns is open for tax years 2006 and beyond.

As of December 31, 2011, the Company has net operating loss carryforwards for U.S. federal income tax purposes of $35.2 million, which expire in varying amounts from 2019 to 2031. Approximately $3.9 million of these federal net operating loss carryforwards were obtained in the acquisition of Marisa Christina in May 2006. The Company has state net operating loss carryforwards of $55.6 million as of December 31, 2011 expiring from 2013 to 2031. Approximately $0.7 million of these state net operating loss carryforwards were obtained in the acquisition of Marisa Christina in May 2006. Valuation allowances have been established for all of these federal and state net operating loss carryforwards due to the uncertainty of their future usage.

Rio operates under a Honduran Free Trade Zone Regime. This regime exempts Rio from Honduran municipal taxes, asset taxes and income taxes. To maintain the exemption, Rio must export at least 95% of its annual production; currently, Rio exports 99% of its production.

Note 12 - Commitments and Contingencies

The Company leases premises and equipment under operating leases having terms from month-to-month to fifteen years and one month. At December 31, 2011, future minimum lease payments under leases having an initial or remaining non-cancelable term in excess of one year are as set forth in the table below:

Year		*(In thousands)*
2012	$	5,526
2013		5,677
2014		4,904
2015		5,071
2016		5,149
Thereafter		28,972
	$	55,299

At December 31, 2011, future rental revenue to be received under non-cancellable subleases having an initial or remaining non-cancelable term in excess of one year are as set forth in the table below:

Year		*(In thousands)*
2012	$	824
2013		741
2014		73
2015		72
2016		—
	$	1,710

For the years ended December 31, 2011 and 2010, rent expense for operating leases was approximately $4.1 million and $3.5 million, respectively.

The Company entered into a 15 year, one month lease of approximately 77,000 square feet of office space in New York, NY on July 11, 2007 (the "New York Lease"). The New York Lease provides for minimum payments of $63.7 million over the lease term. The Company's possession of the space commenced in September 2007 and lease payments began in March 2008. The New York Lease includes guaranteed minimum consumer price index ("CPI") increases that commenced in 2009 and tiered rent escalations commencing in 2010. The New York Lease and associated incentives are being amortized on a straight-line basis over the expected lease term, including any rent holidays, guaranteed minimum CPI increases and tiered rent escalations.

As part of the New York Lease, the landlord ("Landlord") agreed to commence and substantially complete major capital improvements to the common areas of the New York Office by June 2008. After June 2008, if such capital improvements have not been substantially completed, the New York Lease provides, among other things, for a reduction in rent by one half for each day beyond June 30, 2008 that the capital improvements remain incomplete and are not being diligently prosecuted toward completion.

On February 16, 2011, the Company filed a complaint in the Supreme Court, New York County, with respect to the New York Lease. The Company asserted claims against the Landlord of the New York Office and the receiver of such property appointed in connection with a foreclosure action commenced against Landlord by its lender. The complain sought (i) a judgment declaring (a) that the Company is not in default under the New York Lease and (b) that the rent previously paid by the Company represents the full amount of rent; and (ii) for rescission of the New York Lease as of June 30, 2008 by reason of default by the Landlord with respect to a material provision under the New York Lease requiring prompt completion of major capital improvements of the New York Office's common areas. The Supreme Court action was dismissed on December 16, 2011 without prejudice to renew the action if complete relief is not afforded in the Civil Court action.

On February 23, 2011, the court appointed Receiver of the subject propery commenced a non-payment proceeding in the Civil Court of the City of New York against the Company. The Receiver seeks payment of allegedly past due and unpaid rent and additional rent under the New York Lease. The Company vigorously denies that any rent or additional rent is due and owing under the New York Lease and has moved for an order removing this action to the Supreme Court, New York County, and consolidating it with the previously commenced action described above. The motion for removal and consolidation was denied by the Supreme Court and the matter has been proceeding in Civil Court. The Company has filed its answer, affirmative defenses and counterclaims and has moved for discovery in that action dated June 16, 2011. The motion and subsequent cross-motion were argued before the court on July 18, 2011. On October 5, 2011, that court granted the Company's motion for discovery which remains in process through the date the financial statements were issued. See *Note 7 – Accrued Expenses and Other Liabilities.*

The Company has entered into licensing agreements with several companies for the use of certain trademarks for the marketing of products produced by the Company. These contracts normally have a term of three years and provide for minimum annual royalty payments. The future minimum royalty payments as of December 31, 2011 are set forth in the table below:

Year	(In thousands)
2012	$ 3,086
2013	900
2014	1,396
2015	1,639
	$ 7,021

For the years ended December 31, 2011 and 2010, royalty expenses for licensing for continuing operations were approximately $3.8 million and $4.0 million, respectively.

The Company, in the normal course of business, issues binding purchase orders to secure product for future sales to its customers. At December 31, 2011, these open purchase order commitments amounted to approximately $20.4 million, of which approximately $1.3 million were covered by letters of credit. The majority of the product is scheduled to be received during the first six months of 2012, at which time these commitments will be fulfilled. In addition, there were standby letters of credit for approximately $3.4 million related to other matters.

The Audit Committee's investigation was resolved in August 2010. The Company has not incurred significant expenses associated with the Audit Committee's investigation since that time and does not expect to going forward.

The Company is from time to time involved in other litigation incidental to the conduct of its business, none of which is expected to be material to its business, financial condition or operations.

Note 13 – Fair Value Measurements

GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP also established a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. As of December 31, 2011, the Company did not have any assets measured at fair value on a recurring basis that would require disclosure based on the fair value hierarchy of valuation techniques.

In addition, certain non-financial assets and liabilities are to be initially measured at fair value on a non-recurring basis. This includes items such as non-financial assets and liabilities initially measured at fair value in a business combination (but not measured at fair value in subsequent periods) and non-financial, long-lived assets measured at fair value for an impairment assessment. In general, non-financial assets and liabilities including goodwill and property and equipment are measured at fair value when there is an indication of impairment and are recorded at fair value only when impairment is recognized. The Company recorded an impairment charge of $1.2 million in connection with the goodwill related to scott james®. See *Note 6 – Goodwill and Intangible Assets.*

Note 14 - Stock Plans, Compensation Plans and Retirement Savings Plan

Equity Plans

The Hampshire Group, Limited 2009 Stock Incentive Plan (the "Stock Plan") is designed to assist the Company in attracting, retaining, motivating, and rewarding key employees, officers, directors, and consultants, and promoting the creation of long-term value for stockholders of the Company by closely aligning the interests of these individuals with those of the Company's stockholders, though the Company's stockholder will experience dilution when such shares vest. The Stock Plan permits the Company to award eligible persons nonqualified stock options, restricted stock, and other stock-based awards. In connection with the adoption of the Stock Plan, the Board authorized 880,000 Stock Plan shares and approved grants of restricted stock under the Stock Plan to employees, managers, named executive officers and directors.

Ten percent of each award of restricted stock is subject to time-based vesting (the "Time-Vested Shares"), with 25% of the Time-Vested Shares vesting on March 31 of each of 2011, 2012, 2013 and 2014, subject to the respective grantee's entry into the Stock Plan and continued service through the applicable vesting date. The remaining 90% of each award of restricted stock will be subject to performance-based vesting (the "Performance-Vested Shares"), with 25% of the Performance-Vested Shares vesting on March 31 of each of 2011, 2012, 2013 and 2014, provided that as of each such vesting date the Company's consolidated return on operating income for the preceding fiscal year as a percent of average working capital (excluding discontinued operations) is equal to or greater than 6%, with respect to the 2010 and 2011 fiscal years, and 8%, with respect to the 2012 and 2013 fiscal years. In the event the Company misses its target in a given year, the shares that would otherwise have vested in that year will be rolled forward to the next year and will vest simultaneously with the shares already allocated for that subsequent year should the Company exceed that year's target by an amount sufficient to cover the prior year's or years' cumulative shortfall. This rollover mechanism will permit shares to be carried forward over multiple years until the expiration of the Plan. No Performance-Vested Shares vested during 2011 and 2010 and were rolled forward to subsequent years.

The following summarizes the activity for the Stock Plan's non-vested restricted stock for the years ended December 31, 2011 and 2010:

	2011		2010	
	Shares	Weighted Average Fair Value at Grant Date	Shares	Weighted Average Fair Value at Grant Date
Non-vested at beginning of period	840,184	$ 3.38	847,500	$ 3.01
Granted – restricted stock	—	—	165,000	4.89
Forfeited	(316,375)	3.15	(151,125)	3.00
Vested	(21,434)	3.37	(21,191)	3.01
Non-vested at end of period	502,375	$ 3.52	840,184	$ 3.38

Separate from the Stock Plan, the Company granted 100,000 stock options (the "Options") on May 2, 2011 to the chief executive officer. The Options expire ten years from the grant date and vest ratably over two years following the grant date, subject to the chief executive officer's continued service through the applicable vesting dates. One-third of the Options vested on the grant date and the remaining two-thirds were unvested as of December 31, 2011. The weighted average exercise price was $3.09 per option. During fiscal year 2011, no Options were exercised, forfeited or expired. The remaining contractual term for the Options is approximately 9.3 years. The weighted average per share grant date fair value of the Options was

$1.92 per option. The Company used the Black-Scholes option pricing model to estimate the weighted average per share grant date fair value. The assumptions used in the Black-Scholes option pricing model included (1) a risk-free interest rate of 3% for the periods within the expected life of the option based on the U.S. Treasury yield curve in effect at the time of grant, (2) an expected life of options granted to be 5.5 years, the midpoint between the average vesting term and the contractual term, (3) an expected volatility of 70% for the periods of the expected life of the option determined using historical volatilities based on historical stock prices and (4) an expected dividend yield of 0% that is based on the Company's historical practice and expected annual dividend.

The Company also granted 100,000 restricted stock units ("RSUs") on May 2, 2011 to the chief executive officer. Each RSU represents the right to receive one share of the Company's common stock upon settlement. The RSUs will vest and settle ratably over two years following the grant date, subject to the chief executive officer's continued service through the applicable vesting dates.

The following summarizes the activity for the non-vested RSUs granted on May 2, 2011 for the year ended December 31, 2011:

	Shares	Weighted Average Fair Value at Grant Date
Non-vested at beginning of period	—	$ —
Granted	100,000	3.09
Forfeited	—	—
Vested	—	—
Non-vested at end of period	100,000	$ 3.09

On August 25, 2011 the Company granted 150,000 restricted shares of the Hampshire Common Stock (the "Restricted Stock") to the chief executive officer. The shares of Restricted Stock will vest ratably over two years following the grant date, subject to the chief executive officer's continued service through the applicable vesting dates.

The following summarizes the activity for the non-vested Restricted Stock granted on August 25, 2011 for the year ended December 31, 2011:

	Shares	Weighted Average Fair Value at Grant Date
Non-vested at beginning of period	—	$ —
Granted	150,000	2.74
Forfeited	—	—
Vested	(50,000)	2.74
Non-vested at end of period	100,000	$ 2.74

Compensation expense related to the equity plans is recorded in the *Selling, general and administrative expense* in the consolidated statements of operations on a straight-line basis over the vesting periods. During the years ended December 31, 2011 and 2010, the Company incurred $0.4 million and $0.3 million in compensation cost related to all stock awards and was reflected as non-cash equity compensation on the Consolidated Statements of Cash Flows. At December 31, 2011, there was $0.4 million in unrecognized compensation expense related to the stock awards to be recognized over a period of approximately two years.

Cash Incentive Plan

The Company adopted The Hampshire Group, Limited 2010 Cash Incentive Bonus Plan (the "Bonus Plan") pursuant to which the Company will grant annual performance-based bonuses to certain of its employees. The goal of the Bonus Plan is to align the annual interests of management and other key employees with those of the Company and its stockholders by providing a cash bonus incentive for meeting annual goals set by the Board. Target bonus amounts under the Bonus Plan are a percentage of each participant's base salary, and actual bonus amounts paid under the Bonus Plan will depend on the extent to which annual performance metrics are achieved. The Company did not grant a bonus under the Bonus Plan for fiscal years 2011 and 2010.

Long-Term Bonus Plan
The Executive Committee of the Board adopted the Hampshire Group, Limited Long-Term Bonus Plan (the "*Long-Term Bonus Plan*") on February 28, 2008. Due to the separation from employment of several award recipients, only $0.2 million remained accrued as of December 31, 2010. The Compensation Committee terminated the Long-Term Bonus Plan on March 17, 2010.

Retirement Savings Plan
The Company and certain subsidiaries have a 401(k) retirement savings plan under which employees may participate after having completed certain service requirements and meeting certain age requirements. The Company's matching contribution is determined annually at the discretion of the Board. All Company matching contributions vest fully after six years of employment. The Board suspended matching contributions in May 2009 and resumed matching contributions effective January 1, 2012.

Note 15 - Related Party Transactions

Upon closing on August 25, 2011, pursuant to the Merger Agreement, the Company paid to the equityholders of Rio, which include two current directors, Mr. Buxbaum and Mr. Yogel and the current president of Rio, Mr. Gren (the "Equityholders") a total of $7.0 million in cash, $3.5 million of which was deposited into an escrow account pending certain post-closing purchase price adjustments. Approximately $0.4 million due from escrow relating to a purchase price adjustment is recorded in *Other receivables* as of December 31, 2011. Additionally, the Company issued to the Equityholders an aggregate of $2.6 million of Hampshire Common Stock and held back an additional $6.5 million of Hampshire Common Stock for potential post-closing purchase price adjustments and indemnification claims.

The additional installment of purchase price includes contingent consideration in the amount of approximately $6.5 million to be paid to the sellers based on post-closing purchase price adjustments in accordance with the Merger Agreement. The contingent consideration is in the form of an earn-out based on the performance of Rio during 2011 and an indemnification period. The performance target was met, therefore, approximately $1.8 million in cash already paid to escrow will be released to the sellers and $2.8 million of Hampshire Common Stock will be paid to the sellers subsequent to December 31, 2011. Also, approximately $3.7 million of Hampshire Common Stock is expected to be paid to the sellers at the conclusion of the indemnification period eighteen months from the acquisition date. The recorded value of the contingent consideration approximates fair value as of December 31, 2011.

In addition, pursuant to the Merger Agreement, at closing the Company repaid to Buxbaum Company, LLC, an entity affiliated with, and controlled by, Mr. Buxbaum, indebtedness of Rio totaling $2.2 million, YIH III, LLC, an entity affiliated with, and controlled by, Mr. Yogel, indebtedness of Rio totaling $0.8 million, and repaid to David Gren indebtedness of Rio totaling $0.1 million. In addition, Buxtradefina, LLC ("BTF"), an entity affiliated with, and controlled by, Mr. Buxbaum, was a co-obligor of a promissory note issued by Rio to a third party; in connection with the Merger Agreement, the Company agreed to indemnify BTF for any amounts required to be paid by BTF under the terms of such note. The promissory note issued by Rio was fully paid as of December 31, 2011.

During 2011, the Company paid approximately $0.2 million for screen printing services to a vendor affiliated with Mr. Gren. At December 31, 2011, accounts payable to this vendor was approximately $0.1 million.

Note 16 – Dispositions and Discontinued Operations

The Company continually reviews its portfolio of labels, business lines and divisions to evaluate whether they meet profitability and performance requirements and are in line with the Company's business strategy. As a part of this review, the Company has disposed and discontinued operations of certain divisions as outlined below.

On May 5, 2011, in two separate transactions, the Company sold certain assets of Hampshire Designers for a total purchase price of $12.0 million, plus inventory valued at approximately $2.4 million, of which $0.6 million remains unpaid as of December 31, 2011, and certain assets of Item-Eyes for a total purchase price of $0.3 million, plus inventory and factory advances valued at approximately $0.9 million, both subject to post closing adjustments, to third party buyers. Inventory in transit, valued at $1.6 million and $0.4 million for Hampshire Designers and Item-Eyes, respectively, was also purchased by each buyer and was payable upon delivery. As part of the sale transactions, the Company transferred and assigned certain assets, primarily the divisions' trademark labels, to each respective buyer.

As part of the sale transactions, the Company agreed to provide to each respective buyer certain transitional services for fixed fees and for a limited period of time following closing. Further, in connection with the sale transactions, the Company entered into a separation and release agreement with the president of the Company's now former women's division, effective May 6, 2011, that entitled him to separation pay of $0.6 million.

In addition, each buyer assumed outstanding vendor and customer purchase orders and outstanding orders for shipments of goods-in-transit and the Item-Eyes buyer assumed certain open letters of credit. In each case, the Company retained ownership of its accounts receivable relating to the inventory sales made prior to the closing date and accounts payable relating to the inventory sold. The Company recognized a pre-tax gain of $12.1 million on the sale of Hampshire Designers and a pre-tax loss of $0.3 million on the sale of Item-Eyes net of, among other things, severance and transaction related costs. The Company believes its net operating loss carryforwards will offset any tax liability resulting from the net gain. The funds from the sale of assets and the liquidation of the remaining assets are being used to fund operations and other general corporate purposes.

The assets and liabilities of the discontinued operations are presented in the consolidated balance sheets under the captions *Assets of discontinued operations* and *Liabilities of discontinued operations*. The underlying assets and liabilities of the discontinued operations for the years ended December 31, 2011 and 2010 were as follows:

(In thousands)	2011	2010
Accounts receivable, net	$ —	$ 2,881
Inventories, net	—	4,837
Other receivables	170	1,438
Other current assets	4	372
Assets of discontinued operations	$ 174	$ 9,528
Accounts payable	$ 237	$ 5,328
Accrued expenses and other liabilities	833	854
Liabilities of discontinued operations	$ 1,070	$ 6,182

At December 31, 2011 and 2010, approximately $0.2 million and $0.5 million, respectively, remains accrued in *Accrued expenses and other liabilities* in the table above relating to divisions disposed and discontinued prior to 2010.

The operating results for the discontinued operations for the years ended December 31, 2011 and 2010 were as follows:

(In thousands)	2011	2010
Net sales	$ 16,311	$ 77,164
Gross loss	$ (2,455)	$ (16,558)
Gain on sale of discontinued operations	$ 11,814	$ —
Income (loss) on discontinued operations before income taxes	$ 10,341	$ (222)
Income tax provision	—	—
Income (loss) from discontinued operations, net of taxes	$ 10,341	$ (222)

Note 17 –Loss Per Share

Set forth in the table below is the reconciliation by year of the numerator (loss from continuing operations) and the denominator (shares) for the computation of basic and diluted loss per share ("EPS"):

(In thousands, except per share data)	Numerator Income (Loss)	Denominator Shares	Per Share Amount
2011:			
Basic loss from continuing operations	$ (20,301)	5,941	$ (3.41)
Effect of dilutive securities:			
Preferred stock rights	—	—	—
Restricted stock	—	—	—
Stock options	—	—	—
Diluted loss from continuing operations	$ (20,301)	5,941	$ (3.41)
2010:			
Basic loss from continuing operations	$ (9,471)	5,554	$ (1.70)
Effect of dilutive securities:			
Preferred stock rights	—	—	—
Restricted stock	—	—	—
Diluted loss from continuing operations	$ (9,471)	5,554	$ (1.70)

For the years ended December 31, 2011 and 2010, potentially dilutive shares of 622,500, and 771,750, respectively, were excluded from the calculation of dilutive shares because their effect would have been anti-dilutive. These shares consist of Performance Vested Shares and RSUs. See *Note 14 - Stock Plans, Compensation Plans and Retirement Savings Plan.*

Note 18 – Restructuring and Cost Reduction Plans

In April 2009, the Company initiated a restructuring and cost reduction plan designed to significantly reduce its fixed cost structure, improve its return on invested capital, increase its operating efficiency and better position itself for the long term. A reconciliation of the beginning and ending liability balances for restructuring costs included in the *Accrued expenses and other liabilities* section of the consolidated balance sheet is shown below:

	Twelve Months Ended					
	December 31, 2011			December 31, 2010		
(In thousands)	Personnel Reductions	Other Costs	Total	Personnel Reductions	Other Costs	Total
Beginning of period	$ —	$ 447	$ 447	$ 32	$ 1,210	$ 1,242
Costs charged to expense	—	—	—	—	—	—
Costs paid or settled	—	(111)	(111)	(32)	(763)	(795)
End of period	$ —	$ 336	$ 336	$ —	$ 447	$ 447

(b) Unaudited Quarterly Financial Information

The tables herein set forth the Company's unaudited condensed consolidated 2011 and 2010 quarterly statements of operations.

The following tables set forth the Company's unaudited condensed consolidated statement of operations for the 2011 quarters ended:

(In thousands, except per share data)	April 2, 2011	July 2, 2011	October 1, 2011	December 31, 2011
Net sales	$ 3,511	$ 3,467	$ 33,492	$ 45,678
Gross profit (loss)	731	(27)	5,639	8,217
Selling, general and administrative expenses	4,277	5,948	8,726	9,205
Loss on lease obligation	—	—	—	6,306
Goodwill impairment loss	—	1,204	—	—
Loss from operations	(3,546)	(7,179)	(3,087)	(7,294)
Loss from continuing operations before income taxes	(3,626)	(7,300)	(3,234)	(7,113)
Provision (benefit) for income taxes	69	(27)	(1,056)	42
Loss before discontinued operations	(3,695)	(7,273)	(2,178)	(7,155)
Income (loss) from discontinued operations, net of taxes	(1,302)	10,386	356	901
Net income (loss)	$ (4,997)	$ 3,113	$ (1,822)	$ (6,254)
Basic income (loss) per share:				
Loss from continuing operations	$ (0.67)	$ (1.30)	$ (0.36)	$ (1.08)
Income (loss) from discontinued operations, net of taxes	(0.23)	1.85	0.06	0.14
Net income (loss)	$ (0.90)	$ 0.55	$ (0.30)	$ (0.94)
Diluted income (loss) per share:				
Loss from continuing operations	$ (0.67)	$ (1.30)	$ (0.36)	$ (1.08)
Income (loss) from discontinued operations, net of taxes	(0.23)	1.85	0.06	0.14
Net income (loss)	$ (0.90)	$ 0.55	$ (0.30)	$ (0.94)

The following tables set forth the Company's unaudited condensed consolidated statement of operations for the 2010 quarters ended:

(In thousands, except per share data)	April 3, 2010	July 3, 2010	October 2, 2010	December 31, 2010
Net sales	$ 2,559	$ 2,333	$ 27,335	$ 25,091
Gross profit (loss)	254	(15)	6,166	3,474
Selling, general and administrative expenses	4,073	3,659	4,907	4,232
Special costs	541	3,874	65	1
Income (loss) from operations	(4,360)	(7,548)	1,194	(759)
Income (loss) from continuing operations before income taxes	(4,474)	(7,671)	1,098	(783)
Provision (benefit) for income taxes	39	83	(2,295)	(186)
Income (loss) before discontinued operations	(4,513)	(7,754)	3,393	(597)
Income (loss) from discontinued operations, net of taxes	(507)	(85)	(96)	466
Net income (loss)	$ (5,020)	$ (7,839)	$ 3,297	$ (131)
Basic income (loss) per share:				
Income (loss) from continuing operations	$ (0.81)	$ (1.40)	$ 0.61	$ (0.10)
Income (loss) from discontinued operations, net of taxes	(0.09)	(0.01)	(0.02)	0.08
Net income (loss)	$ (0.90)	$ (1.41)	$ 0.59	$ (0.02)
Diluted income (loss) per share:				
Income (loss) from continuing operations	$ (0.81)	$ (1.40)	$ 0.61	$ (0.10)
Income (loss) from discontinued operations, net of taxes	(0.09)	(0.01)	(0.02)	0.08
Net income (loss)	$ (0.90)	$ (1.41)	$ 0.59	$ (0.02)

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

(a) Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the Company's disclosure controls and procedures, as of the end of the period covered by this Annual Report on Form 10-K. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective such that information relating to the Company (including its combined subsidiaries) required to be disclosed in the Company's SEC reports (1) is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and (2) is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

(b) Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. There are inherent limitations on the effectiveness of any system of internal controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective internal controls and procedures provide only reasonable assurance of achieving their objectives.

In connection with filing this Annual Report, management assessed the effectiveness of its internal control over financial reporting as of December 31, 2011.

In making its assessments, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework*. Management has determined that no material weaknesses in its internal control over financial reporting existed as of December 31, 2011, and based on the criteria noted above, concluded that its internal control over financial reporting was effective as of December 31, 2011.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management's report in this annual report.

(c) Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the three months ended December 31, 2011 that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information.

Not applicable.

PART III.

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this item is incorporated by reference from our definitive proxy statement to be filed with the SEC within 120 days after the Company's fiscal year end of December 31, 2011 pursuant to Regulation 14A of the Exchange Act.

Item 11. Executive Compensation.

The information required by this item is incorporated by reference from our definitive proxy statement to be filed with the SEC within 120 days after the Company's fiscal year end of December 31, 2011 pursuant to Regulation 14A of the Exchange Act.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Except as provided herein, the information required by this item is incorporated by reference from our definitive proxy statement to be filed with the SEC within 120 days after the Company's fiscal year end of December 31, 2011 pursuant to Regulation 14A of the Exchange Act.

The following table provides information as of December 31, 2011 with respect to shares of the Company's common stock that may be issued under equity compensation plans:

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)
Equity Compensation Plans Approved by Stockholders	None	N/A	None
Equity Compensation Plans Not Approved by Stockholders	702,375	$ 3.40	339,186
Total	702,375	$ 3.40	339,186

See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – *Stock Plans* and Item 8. Financial Statements and Supplementary Data *Note 14 – Stock Plans, Compensation Plans and Retirement Savings Plan* to the audited consolidated financial statements for additional discussion.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated by reference from our definitive proxy statement to be filed with the SEC within 120 days after the Company's fiscal year end of December 31, 2011 pursuant to Regulation 14A of the Exchange Act.

Item 14. Principal Accounting Fees and Services.

The information required by this item is incorporated by reference from our definitive proxy statement to be filed with the SEC within 120 days after the Company's fiscal year end of December 31, 2011 pursuant to Regulation 14A of the Exchange Act.

PART IV.

Item 15. Exhibits, Financial Statement Schedules.

(a) The following documents are filed as part of this Report:

1. Financial Statements:

The following consolidated financial statements of Hampshire Group, Limited for each of the years ended December 31, 2011 and 2010 are submitted in Part II, Item 8. Financial Statements and Supplementary Data of this report:

2. Financial Statement Schedules:

The following consolidated financial statement schedule of Hampshire Group, Limited is included on page 58 of this report.

II — Valuation and Qualifying Accounts and Reserves

All schedules for which provision is made in the applicable accounting regulation of the SEC, but which are excluded from this report, are not required under the related instructions or are inapplicable, and therefore have been omitted.

3. Exhibits:

3.1 Restated Certificate of Incorporation of Hampshire Group, Limited (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 000-20201) on March 15, 2005).

3.2 Certificate of Amendment and Restatement of the Certificate of Incorporation of Hampshire Group, Limited (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 000-20201) on March 15, 2005).

3.3 Amended and Restated By-Laws of Hampshire Group, Limited (incorporated by reference to Exhibit 3.2 to the Company's Current Report (File No. 000-20201) on Form 8-K on August 15, 2008).

3.4 Certificate of Amendment of Restated Certificate of Incorporation of Hampshire Group, Limited (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report (File No. 000-20201) on Form 10-Q filed on November 15, 2011).

3.4 Certificate of Designation of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on August 15, 2008).

4.1 Registration statement on Form S-8 filed by Hampshire Group, Limited to register 880,000 shares of the Company's common stock, par value $0.10 per share, which may be issued under the Company's 2009 Stock Incentive Plan (incorporated by reference to the Current Report (File No. 000-20201) on Form S-8 on November 4, 2009).

4.2 Rights Agreement, dated as of August 13, 2008, between Hampshire Group, Limited and Mellon Investor Services LLC, as Rights Agent (incorporated by reference to Exhibit 3.1 to the Company's Current Report (File No. 000-20201) on Form 8-K on August 15, 2008).

4.3 First Amendment to Rights Agreement, dated as of February 23, 2009, by and between Hampshire Group, Limited and Mellon Investor Services LLC, as Rights Agent (incorporated by reference to Exhibit 3.3 to the Company's Current Report on Form 8-K on February 24, 2009).

4.4 Second Amendment to Rights Agreement, dated as of June 13, 2011 by and between Hampshire Group, Limited and Mellon Investor Services LLC, as Rights Agent (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on June 17, 2011).

10.1* Form of Hampshire Group, Limited and Subsidiaries 401(k) Retirement Savings Plan (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 000-20201) on March 15, 2005).

10.2* Form of Hampshire Group, Limited Stock Option Plan Amended and Restated effective June 7, 1995 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 000-20201) on March 15, 2005).

10.3* Form of Hampshire Group, Limited and Affiliates Common Stock Purchase Plan for Directors and Executives Amended June 7, 1995 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 000-20201) on March 15, 2005).

10.4* Form of Hampshire Group, Limited Management Incentive Bonus Plan (incorporated by reference to Appendix A to the Company's Proxy Statement filed October 21, 2002).

10.5* Employment Agreement, dated April 3, 2007, by and between Jonathan Norwood and Hampshire Group, Limited (incorporated by reference to Exhibit 10.1 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on April 3, 2007).

10.6* Employment Agreement, dated April 3, 2007, by and between Heath Golden and Hampshire Group, Limited (incorporated by reference to Exhibit 10.2 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on April 3, 2007).

10.7* Indemnification Agreement, dated as of August 21, 2006, by and between Jonathan Norwood and Hampshire Group, Limited (incorporated by reference to Exhibit 10.1 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on August 24, 2006).

10.8* Letter Agreement, dated August 21, 2006, by and between Jonathan Norwood and Hampshire Group, Limited (incorporated by reference to Exhibit 10.2 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on August 24, 2006).

10.9* Indemnification Agreement, dated as of September 11, 2006, by and between Heath L. Golden and Hampshire Group, Limited (incorporated by reference to Exhibit 10.2 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on September 12, 2006).

10.10* Form of Hampshire Group, Limited Stock Option Plan amended and restated effective February 8, 2000 (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report (File No. 000-20201) on Form 10-Q filed on August 8, 2005).

10.11 Lease Agreement between CHARNEY-FPG 114 41ST STREET, LLC and Hampshire Group, Limited, dated as of July 11, 2007 (incorporated by reference to Exhibit 10.1 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on July 13, 2007).

10.12 Lease Agreement between CK Holdings LLC and Hampshire Designers, Inc., dated as of March 20, 2006 (incorporated by reference to Exhibit 10.14 to the Registrant's Annual Report (File No. 000-20201) on Form 10-K filed on March 13, 2006).

10.13* Indemnification Agreement, dated as of January 4, 2007, by and between Harvey L. Sperry and Hampshire Group, Limited (incorporated by reference to Exhibit 10.1 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on January 5, 2007).

10.14* Indemnification Agreement, dated as of January 4, 2007, by and between Irwin W. Winter and Hampshire Group, Limited (incorporated by reference to Exhibit 10.1 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on January 5, 2007).

10.15 Credit Agreement among HSBC Bank USA, as agent, the Banks named therein and Hampshire Group, Limited, dated February 15, 2008 (incorporated by reference to Exhibit 10.33 to the Company's Current Report (File No. 000-20201) on Form 10-K filed on March 21, 2011).

10.16* Hampshire Group, Limited Long-Term Bonus Plan, dated February 28, 2008 (incorporated by reference to Exhibit 10.1 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on March 4, 2008).

10.17 Amended and Restated Credit Agreement and Guaranty, dated as of February 15, 2008, among Hampshire Group, Limited, Hampshire Designers, Inc., Item-Eyes, Inc., SB Corporation and Shane Hunter, Inc.; HSBC Bank USA, National Association ("HSBC"), JPMorgan Chase Bank, N.A., Israel Discount Bank of New York, Wachovia Bank, National Association, Bank Leumi USA and Sovereign Bank, as Banks; and HSBC, as Letter of Credit Issuing Bank and as Agent for the Banks (incorporated by reference to Exhibit 10.35 to the Company's Current Report (File No. 000-20201) on Form 10-K filed on March 21, 2011).

10.18 Amendment No. 1, dated as of April 15, 2008, to that certain Amended and Restated Credit Agreement and Guaranty, dated as of February 15, 2008, by and among Hampshire Group, Limited, Hampshire Designers, Inc., Item-Eyes, Inc., SB Corporation, and Shane Hunter, Inc.; HSBC Bank USA, National Association ("HSBC"), JPMorgan Chase Bank, N.A., Israel Discount Bank of New York, Wachovia Bank, National Association, Bank Leumi USA and Sovereign Bank, as Banks; and HSBC, as Letter of Credit Issuing Bank and as Agent for the Banks (incorporated by reference to Exhibit 10.1 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on April 22, 2008).

10.19 Amendment No. 2 to Amended and Restated Credit Agreement and Guaranty, dated as of August 4, 2008, by and among Hampshire Group, Limited, Hampshire Designers, Inc., Item-Eyes, Inc., Shane Hunter, Inc. SB Corporation, the Banks party thereto and HSBC Bank USA, National Association, as Agent for the Banks (incorporated by reference to Exhibit 10.2 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on August 5, 2008).

10.20 Second Amended and Restated Credit Agreement and Guaranty, dated as of August 7, 2009, by and among Hampshire Group, Limited, Hampshire Designers, Inc., and Item-Eyes, Inc.; HSBC Bank USA, National Association ("HSBC"), JPMorgan Chase Bank, N.A., Wachovia Bank, National Association, Bank Leumi USA and Sovereign Bank, as Banks; and HSBC, as Letter of Credit Issuing Bank and as Agent for the Banks (incorporated by reference to Exhibit 10.38 to the Company's Current Report (File No. 000-20201) on Form 10-K filed on March 21, 2011).

10.21 Amendment No. 1, dated as of May 7, 2010, to that certain Second Amended and Restated Credit Agreement and Guaranty, dated as of August 7, 2009, by and among Hampshire Group, Limited, Hampshire Designers, Inc., and Item-Eyes, Inc.; HSBC Bank USA, National Association ("HSBC"), JPMorgan Chase Bank, N.A., Wachovia Bank, National Association, Bank Leumi USA and Sovereign Bank, as Banks; and HSBC, as Letter of Credit Issuing Bank and as Agent for the Banks (incorporated by reference to Exhibit 10.39 to the Company's Current Report (File No. 000-20201) on Form 10-K filed on March 21, 2011).

10.22+ Credit Agreement, dated as of October 28, 2010, by and among Hampshire Group, Limited, Hampshire Designers, Inc., Item-Eyes, Inc. and Scott James, LLC and Wells Fargo Capital Finance, LLC, as agent and lender (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report (File No. 000-20201) on Form 10-Q filed on November 15, 2011).

10.23* Indemnification Agreement, dated as of April 29, 2008, by and between Richard A. Mandell and Hampshire Group, Limited (incorporated by reference to Exhibit 10.1 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on May 5, 2008).

10.24* Indemnification Agreement, dated as of April 29, 2008, by and between Herbert Elish and Hampshire Group, Limited (incorporated by reference to Exhibit 10.2 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on May 5, 2008).

10.25* Letter Agreement with Richard A. Mandell dated as of April 15, 2009. (incorporated by reference to Exhibit 99.1 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on April 21, 2009).

10.26* Hampshire Group, Limited Hampshire Group, Limited 2009 Stock Incentive Plan, dated October 21, 2009 (incorporated by reference to Exhibit 10.1 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on October 27, 2009).

10.27*+ Hampshire Group, Limited Hampshire Group, Limited 2010 Cash Incentive Bonus Plan, dated October 21, 2009 (incorporated by reference to Exhibit 10.48 to the Company's Current Report (File No. 000-20201) on Form 10-K/A filed on October 26, 2011).

10.28 Letter Agreement, dated December 2, 2009, among Hampshire Group, Limited, Peter H. Woodward and MHW Capital Management (incorporated by reference to Exhibit 10.1 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on December 7, 2009).

10.29 Indemnification Agreement, dated December 2, 2009, between Hampshire Group, Limited and Peter H. Woodward (incorporated by reference to Exhibit 10.2 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on December 7, 2009).

10.30* Indemnification Agreement, dated March 16, 2011, between Hampshire Group, Limited and Janice E. Page (incorporated by reference to Exhibit 10.51 to the Company's Current Report (File No. 000-20201) on Form 10-K/A filed on April 14, 2011).

10.31* Indemnification Agreement, dated March 16, 2011, between Hampshire Group, Limited and Robert C. Siegel (incorporated by reference to Exhibit 10.52 to the Company's Current Report (File No. 000-20201) on Form 10-K/A filed on April 14, 2011).

10.32* Indemnification Agreement, dated April 13, 2011, between Hampshire Group, Limited and Timothy L. Walsh (incorporated by reference to Exhibit 10.53 to the Company's Current Report (File No. 000-20201) on Form 10-K/A filed on April 14, 2011).

10.33* Employment Agreement, dated as of October 12, 2010, by and between Hampshire Group, Limited and Eric G. Prengel (incorporated by reference to Exhibit 10.54 to the Company's Current Report (File No. 000-20201) on Form 10-K/A filed on April 14, 2011).

10.34* Letter Agreement, dated July 16, 2009 by and between Howard L. Zwilling and Hampshire Group, Limited (incorporated by reference to Exhibit 10.55 to the Company's Current Report (File No. 000-20201) on Form 10-K/A filed on April 14, 2011).

10.35 Asset Purchase Agreement, dated May 5, 2011, by and between Hampshire Group Limited, Hampshire Designers, Inc. and LF USA, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on May 6, 2011).

10.36 Asset Purchase Agreement, dated May 5, 2011, by and between Hampshire Group Limited, Item-Eyes, Inc. and KBL International Group Ltd. (incorporated by reference to Exhibit 10.2 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on May 6, 2011).

10.37* Amended and Restated Employment Agreement with Heath L. Golden, dated May 2, 2011 (incorporated by reference to Exhibit 10.3 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on May 6, 2011).

10.38* Equity Award Agreement with Heath L. Golden, dated May 2, 2011 (incorporated by reference to Exhibit 10.4 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on May 6, 2011).

10.39* Separation and Release Agreement, dated as of May 11, 2011, by and between Hampshire Group, Limited and Howard L. Zwilling (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report (File No. 000-20201) on Form 10-Q filed on May 12, 2011).

10.40 Agreement and Plan of Merger, dated June 13, 2011, by and among Hampshire Group, Limited, RG Merger Sub, S.A., Rio Garment S. de R.L., the Equityholders of Rio and BGY II, LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on June 17, 2011).

10.41 Form of Voting Agreement (incorporated by reference to Exhibit 10.2 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on June 17, 2011).

10.42 Form of Stockholder Rights Agreement (incorporated by reference to Exhibit 10.4 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on June 17, 2011).

10.43 Amendment to Agreement and Plan of Merger, dated as of August 15, 2011, between Hampshire Group, Limited, RG Merger Sub, S.A., Rio Garment S. de R.L. and BGY II, LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on August 17, 2011).

10.44* Employment Agreement, dated July 17, 2011, by and between Hampshire Group, Limited and Maura M. Langley (incorporated by reference to Exhibit 10.2 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on August 17, 2011).

10.45 Amendment No. 2 to Agreement and Plan of Merger by and among Hampshire Group, Limited, RG Merger Sub, S.A., Rio Garment S. de R.L. and BGY II, LLC, dated as of August 25, 2011 (incorporated by reference to Exhibit 10.1 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on August 30, 2011).

10.46* Equity Award Agreement with Heath L. Golden, dated August 25, 2011 (incorporated by reference to Exhibit 10.2 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on August 30, 2011).

10.47+ First Amendment to Credit Agreement and Consent by and among Hampshire Group, Limited, Hampshire Brands, Inc. (formerly known as Hampshire Designers, Inc.), Hampshire Sub II, Inc. (formerly known as Item-Eyes, Inc.), Scott James, LLC, Hampshire International, LLC and Wells Fargo Capital Finance, LLC, as agent and a lender, and the other financial institutions named therein as lenders (incorporated by reference to Exhibit 10.2 to the Company's Current Report (File No. 000-20201) on Form 10-Q filed on November 15, 2011).

10.48* Indemnification Agreement, dated March 7, 2012, between Hampshire Group, Limited and Maura M. Langley.

10.49* Indemnification Agreement, dated March 15, 2012, between Hampshire Group, Limited and Benjamin C. Yogel.

10.50* Indemnification Agreement, dated March 13, 2012, between Hampshire Group, Limited and Paul M. Buxbaum.

10.51 Form of Option Grant Notice and Agreement pursuant to the 2009 Stock Incentive Plan.

11.0 Hampshire Group, Limited Consolidated Earnings Per Share Computations (incorporated by reference to Note 17 to the consolidated financial statements included in Part II, Item 8. Financial Statements and Supplementary Data of this report).

14.1 Code of Ethics and Business Conduct (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 000-20201) on March 15, 2005).

14.2 Complaint Procedures for Accounting and Audit Matters (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 000-20201) on March 15, 2005).

21.1 Subsidiaries of the Company

23.1 Consent of BDO USA, LLP

31.1 Certification of Chief Executive Officer pursuant to Item 601(b) (31) of Regulations S-K as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2 Certification of Chief Financial Officer pursuant to Item 601(b) (31) of Regulations S-K as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101 The following materials from our Annual Report on Form 10-K for the year ended December 31, 2011, formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets as of December 31, 2011 and December 31, 2010; (ii) the Consolidated Statements of Operations for the year ended December 31, 2011 and December 31, 2010; (iii) the Consolidated Statements of Stockholders' Equity for the year ended December 31, 2011 and December 31, 2010; (iv) the Consolidated Statements of Cash Flows for the year ended December 31, 2011 and December 31, 2010; and (v) the Notes to the Consolidated Financial Statements, tagged as blocks of text**

101.INS** XBRL Instance

101.SCH** XBRL Taxonomy Extension Schema

101.CAL** XBRL Taxonomy Extension Calculation

101.DEF** XBRL Taxonomy Extension Definition

101.LAB** XBRL Taxonomy Extension Labels

101.PRE** XBRL Taxonomy Extension Presentation

** XBRL information hereto are deemed furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

* Company compensatory plan or management contract.

+ Confidential treatment has been granted with respect to certain portions of this Exhibit, which portions have been omitted and filed separately with the Commission as part of an application for confidential treatment.

Schedule II
Hampshire Group, Limited

(a) Allowance for Doubtful Accounts, Allowance for Returns, Discounts and Adjustments, Allowance for Inventory Reserves and Deferred Tax Valuation Allowances.

(In thousands)	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts (Acquisitions)	Deductions	Balance at End of Year
Allowance for doubtful accounts:					
Year ended December 31, 2010	$ 195	$ 17	$ —	$ (42)	$ 170
Year ended December 31, 2011	$ 170	$ 44	$ —	$ (204)	$ 10
Allowance for returns, discounts, and adjustments:					
Year ended December 31, 2010	$ 9,608	$ 12,527	$ —	$ (13,573)	$ 8,562
Year ended December 31, 2011	$ 8,562	$ 10,256	$ —	$ (12,724)	$ 6,094
Inventory reserves:					
Year ended December 31, 2010	$ 137	$ 258	$ —	$ (61)	$ 334
Year ended December 31, 2011	$ 334	$ 747	$ —	$ 59	$ 1,140
Deferred tax valuation allowances:					
Year ended December 31, 2010	$ 18,847	$ 3,774	$ 81	$ —	$ 22,702
Year ended December 31, 2011	$ 22,702	$ 3,125	$ —	$ —	$ 25,827

(b) None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hampshire Group, Limited

Date: March 19, 2012

By: /s/ Heath L. Golden
Heath L. Golden
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons in the capacities indicated on March 19, 2012.

Signature	Title
/s/ Peter H. Woodward Peter H. Woodward	Chairman of the Board
/s/ Heath L. Golden Heath L. Golden	President and Chief Executive Officer (principal executive officer)
/s/ Maura M. Langley Maura M. Langley	Vice President, Chief Financial Officer, and Treasurer (principal financial officer and principal accounting officer)
/s/ Robert C. Siegel Robert C. Siegel	Director
/s/ Paul M. Buxbaum Paul M. Buxbaum	Director
/s/ Herbert Elish Herbert Elish	Director
/s/ Richard A. Mandell Richard A. Mandell	Director
/s/ Benjamin C. Yogel Benjamin C. Yogel	Director

EXHIBIT INDEX

10.48 Indemnification Agreement, dated March 7, 2012, between Hampshire Group, Limited and Maura M. Langley.

10.49 Indemnification Agreement, dated March 15, 2012, between Hampshire Group, Limited and Benjamin C. Yogel.

10.50 Indemnification Agreement, dated March 13, 2012, between Hampshire Group, Limited and Paul M. Buxbaum.

10.51 Form of Option Grant Notice and Agreement pursuant to the 2009 Stock Incentive Plan.

21.1 Subsidiaries of the Company

23.1 Consent of BDO USA, LLP

31.1 Certification of Chief Executive Officer pursuant to Item 601(b) (31) of Regulations S-K as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2 Certification of Chief Financial Officer pursuant to Item 601(b) (31) of Regulations S-K as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101 The following materials from our Annual Report on Form 10-K for the year ended December 31, 2011, formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets as of December 31, 2011 and December 31, 2010; (ii) the Consolidated Statements of Operations for the year ended December 31, 2011 and December 31, 2010; (iii) the Consolidated Statements of Stockholders' Equity for the year ended December 31, 2011 and December 31, 2010; (iv) the Consolidated Statements of Cash Flows for the year ended December 31, 2011 and December 31, 2010; and (v) the Notes to the Consolidated Financial Statements, tagged as blocks of text**

101.INS** XBRL Instance

101.SCH** XBRL Taxonomy Extension Schema

101.CAL** XBRL Taxonomy Extension Calculation

101.DEF** XBRL Taxonomy Extension Definition

101.LAB** XBRL Taxonomy Extension Labels

101.PRE** XBRL Taxonomy Extension Presentation

** XBRL information hereto are deemed furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

EXHIBIT 21.1

LIST OF SUBSIDIARIES AND THEIR COUNTRY OR STATE OF INCORPORATION/ORGANIZATION

Name of Subsidiary	State/Country of Incorporation or Organization	Percentage of Voting Securities Owned by Immediate Parent
Hampshire Brands, Inc. (formerly Hampshire Designers, Inc.)	Delaware	100%
Keynote Services, Limited	Hong Kong	100%
Scott James, LLC	Delaware	100%
Hampshire Sub II, Inc. (formerly Item-Eyes, Inc.)	Delaware	100%
SB Corporation	Delaware	100%
Hampshire Sub, Inc. (formerly Shane Hunter, Inc.)	Delaware	100%
Marisa Christina, Incorporated	Delaware	100%
Marisa Christina Apparel, Inc.	Delaware	100%
C.M. Marisa Christina (H. K.), Limited	Hong Kong	100%
Hampshire International, LLC	Delaware	100%
Rio Garment S.A.	Honduras	50%*

*The remaining 50% of the voting securities of Rio Garment S.A. are owned directly by Hampshire Group, Limited.

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Hampshire Group, Limited
New York, New York

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 33-86312) and Form S-8 (No. 333-53750 and No. 333-162875) of Hampshire Group, Limited and Subsidiaries of our report dated March 19 2012, relating to the consolidated financial statements and financial statement schedule, which appears in this Form 10-K.

/s/ BDO USA, LLP
BDO USA, LLP

Charlotte, North Carolina
March 19, 2012

EXHIBIT 31.1

Certification of Chief Executive Officer pursuant to Item 601(b) (31) of Regulations S-K as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Heath L. Golden, certify that:

1. I have reviewed this annual report on Form 10-K of Hampshire Group, Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 19, 2012

/s/ Heath L. Golden
Heath L. Golden
President and Chief Executive Officer
Hampshire Group, Limited

EXHIBIT 31.2

Certification of Chief Financial Officer pursuant to Item 601(b) (31) of Regulations S-K as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Maura M. Langley, certify that:

1. I have reviewed this annual report on Form 10-K of Hampshire Group, Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 19, 2012

/s/ Maura M. Langley
Maura M. Langley
Vice President, Chief Financial Officer, and Treasurer
Hampshire Group, Limited

EXHIBIT 32.1

**STATEMENT OF CHIEF EXECUTIVE OFFICER
OF HAMPSHIRE GROUP LIMITED
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
§ 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Hampshire Group, Limited (the "Company") on Form 10-K for the period ended December 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Heath L. Golden, Chief Executive Officer of the Company, certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Heath L. Golden
Heath L. Golden
President and Chief Executive Officer
Hampshire Group, Limited
March 19, 2012

EXHIBIT 32.2

**STATEMENT OF CHIEF FINANCIAL OFFICER
OF HAMPSHIRE GROUP, LIMITED.
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
§ 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Hampshire Group, Limited (the "Company") on Form 10-K for the period ended December 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned Maura M. Langley, Chief Financial Officer of the Company, certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Maura M. Langley
Maura M. Langley
Vice President, Chief Financial Officer, and Treasurer
Hampshire Group, Limited
March 19, 2012

Sales, Design and Showrooms
114 West 41st Street
New York, New York 10036
(212) 822-3100

Administrative Office
1924 Pearman Dairy Road
Anderson, South Carolina 29625
(864) 231-1200

Sourcing Office
Keynote Services Limited
Rooms 1001/1006
10th Floor
Stars Crest Office Tower
Changping Main Road
Changping Town
Dongguan, Guangdong, China
(86-769) 8375 8082

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